File No.: 82-34801

Paul Hastings

Paul Hastings • Gaikokuho Kyodo Jigyo
34F Ark Mori Bldg., P.O. Box 577
1-12-32, Akasaka, Minato-Ku, Tokyo 107-6034 Japan
telephone 81 3 6229 6100 facsimile 81 3 6229 7100 www.paulhastings.com

011-81-3-6229-6014
howardcheng@paulhastings.com

December 7, 2006

Office of International Corporate Finance
Attn: Mr. Paul M. Dudek
SEC Headquarters
100 F Street, NE
Washington, DC 20549
Office of Investor Education and Assistance
(202) 551-6551

Re: HOYA CORPORATION – Information Required Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

On behalf of HOYA CORPORATION, a corporation incorporated under the laws of Japan, we hereby furnish to the U.S. Securities and Exchange Commission the information set forth in Annex A attached hereto pursuant to Rule 12g3-2(b)(1)(iii) under the U.S. Securities Exchange Act of 1934, as amended.

In the event of any questions, please do not hesitate to contact the undersigned.

Kindly acknowledge your receipt of this letter and the disclosures transmitted herewith by stamping the enclosed receipt copy of this letter and returning the same to our awaiting messenger.

Very truly yours,

Howard Cheng
for PAUL, HASTINGS, JANOFSKY & WALKER LLP

Enclosures

cc: Mr. Naoji Ito
HOYA CORPORATION

dw 12/13

LIST OF DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED SINCE AUGUST 9, 2006

RECEIVED
2006 DEC 12 A 10:27

December 6, 2006

A. ENGLISH LANGUAGE DOCUMENTS

1. Brief Statement of Interim Financial Results for the Six Months Ended September 30, 2006 dated on October 19, 2006(Exhibit 1).

2. Brief Statement of Quarterly Financial Results for the Three Months Ended September 30, 2006 dated on October 19, 2006(Exhibit 2).

3. Fact Book for the Three Months Ended September 30, 2006 dated on October 19, 2006 (Exhibit 3). Japanese language is also written down in the same report.

4. Notification of Issuance of Stock Options (New Share Subscription Rights) to Directors and Executive Officers on October 19, 2006 submitted to the Tokyo Stock Exchange (Exhibit 4).

5. Notification of Issuance of Stock Options (New Share Subscription Rights) to Employees of HOYA Corporation and Directors and Employees of its Subsidiaries on October 19, 2006 submitted to the Tokyo Stock Exchange (Exhibit 5).

B. JAPANESE LANGUAGE DOCUMENTS

1. Brief Statement of Interim Financial Results for the Six Months Ended September 30, 2006 dated on October 19, 2006(Exhibit 6). English translation also attached (Exhibit 1)

2. Brief Statement of Quarterly Financial Results for the Three Months Ended September 30, 2006 dated on October 19, 2006(Exhibit 7). English translation also attached (Exhibit 2).

3. Notification of Issuance of Stock Options (New Share Subscription Rights) to Directors and Executive Officers on October 19, 2006 submitted to the Tokyo Stock Exchange (Exhibit 8). English translation also attached (Exhibit 4).

4. Notification of Issuance of Stock Options (New Share Subscription Rights) to Employees of HOYA Corporation and Directors and Employees of its Subsidiaries on October 19, 2006 submitted to the Tokyo Stock Exchange (Exhibit 9). English translation also attached (Exhibit 5).

October 19, 2006

HOYA

INTERIM REPORT

for the First Half : Six months ended September 30, 2006

Consolidated (HOYA CORPORATION and Consolidated Subsidiaries)

Contents

(unaudited)

Notes:

1. HOYA's fiscal year (FY) : from April 1 to March 31 of the following year.
2. Data used here are unaudited exept that of the year ended March 31, 2006.
3. These financial statements are excerpt translation of Japanese "*Kessan Tanshin*"and have been prepared for the references only of foreign investors in accordance with accounting principles and practices generally accepted in Japan.

HOYA CORPORATION

This report is provided solely for the information of professional analysts who are expected to make their own evaluation of the company. These statements are based on management's assumptions and beliefs in light of the information currently available to it and therefore you should not place undue reliance on them.

This report contains forward-looking statements that are based on management's assumptions and beliefs in light of the information currently available to it and therefore you should not place undue reliance on them.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from that anticipated in these statements. These factors include changes in economic conditions, trends in our major markets, or currency exchange rates.

We accept no liability whatsoever for any direct or consequential loss arising from any use of this report.

Interim Financial Highlights (unaudited)

HOYA CORPORATION and Consolidated Subsidiaries

Performance for the six months ended September 30, 2006 and 2005 (unit:Millions of Yen)

(Figures less than a million yen are omitted.)

	Six months ended September 30,			Year ended March 31,
(1)Results of Operations	2006	2005	variance(%)	2006
Net sales	191,697	166,738	(15.0)	344,228
Operating income	55,366	49,795	(11.2)	101,095
Ordinary income	50,839	54,439	(-6.6)	103,637
Net income	44,398	38,985	(13.9)	75,620
Net income per share(Yen)	103.08	87.47		171.71

Note : No changes have been made in accounting policy.

	As of Sep. 30,	As of Mar. 31,	As of Sep. 30,
(2)Financial Position	2006	2006	2005
Total assets	417,361	361,537	391,768
Net assets	322,690	279,480	305,191
Shareholders' equity ratio	76.9%	77.3%	77.9%
Net assets per share (Yen)	745.06	648.87	684.60

	Six months ended September 30,		Year ended March 31,
(3)Conditions of Cash Flows	2006	2005	2006
Net cash provided by operating activities	49,083	47,561	105,855
Net cash used in investing activities	-29,567	-20,397	-52,012
Net cash used in financing activities	-5,001	-9,717	-85,787
Cash and cash equivalents, end of period	98,685	131,304	83,574

Ref:Performance of HOYA CORPORATION (non-consolidated)

	Millions of Yen			
	Six months ended September 30,			Year ended March 31,
	2006	2005	variance(%)	2006
Net sales	138,117	122,137	(13.1)	248,195
Operating income	14,614	16,611	(-12.0)	29,746
Ordinary income	21,494	25,566	(-15.9)	44,788
Net income	19,345	14,152	(36.7)	22,062
Net income per share(Yen)	44.91	31.75		50.14
Total assets	236,504	231,710		219,063
Net assets	102,330	163,994		95,598

Notes :

Hoya Corporation discloses financial reports quarterly on consolidated basis.

The forecast for the fiscal year will be released on consolidated basis when the business results for the third quarter are disclosed.

Hoya Corporation does not guarantee the accuracy or completeness of the information herein. Unless otherwise stated estimates or forecasts are solely those of our company and subject to change without notice. Hoya Corporation accepts no liability whatsoever for any direct or consequential loss arising from any use of this report.

(1) Global Group Management

The HOYA Group consists of the HOYA CORPORATION (the "Company"), 64 consolidated subsidiaries (5 in Japan and 59 overseas) and four affiliates (4 in Japan). The HOYA Group is engaged in manufacturing, sales and businesses related to mainly Electro-Optics, Photonics, Vision Care and Health Care products. Of the affiliates, one (1in Japan) is accounted for using the equity method (as of September 30, 2006).

Our products are manufactured by the Company itself and by other companies in the Group both in Japan and abroad. In Japan, most of our products are distributed directly to retailers, specialty stores, assemblers, etc. Some products are exported to various countries abroad through our overseas Group companies.

The HOYA Group has adopted a global group management system. Global Headquarters at the HOYA CORPORATION formulate management strategies, which are enacted on a global basis by the two major business segments such as Information Technology and Eye Care in line with their respective business responsibilities.

By area, regional headquarters in North America, Europe and Asia are in charge of reinforcing relationships with the countries and areas in their respective regions, financial management on a regional basis, legal support and internal audits, thereby supporting the promotion of business activities.

In July 2003, the HOYA Group has moved its financial headquarters to HOYA HOLDINGS, N.V. so that the financial headquarters can control global financial matters effectively.

Global Group Management System


Global Headquarters
(Formulation of Group Strategies)
Information Technology
Eye Care
Others
(area)
Japan
Asia
(Regional HQ)
North America
(Regional HQ)
Europe
(Regional HQ &
Financial Headquarters)
Legal and Financial Support
Global Business Expansion

The Company and its consolidated subsidiaries are engaged mainly in the manufacture and sales of products in four major industries as per below: Electro-Optics, Photonics, Vision Care, Health Care and others.

(1) From this fiscal year, the company has changed its segmentation of industry as follows, because the sales and profits for both Crystal and Service declined due to the Company's re-organization and the necessity of classified disclosure has decreased :

Business Categories	Industries	Products and Services	Major Subsidiaries
Information Technologies	Electro-Optics	Photomasks and Maskblanks for semiconductors, Masks and Devices for LCDs, Glass disks for hard disk drives (HDDs), Optical lenses, optical glasses, Optical communication related devices, etc.	HOYA CORP. Blanks Division, Mask Division, MD Division, Optics Division, etc. HOYA CORPORATION USA HOYA MAGNETICS SINGAPORE PTE LTD HOYA GLASS DISK (THAILAND) LTD.
	Photonics	Lazer equipments for industrial, dental, and medical purposes, Light sources for electronics industry, etc.	HOYA PHOTONICS, INC. HOYA PHOTONICS CORPORATION HOYA CANDEO OPTRONICS CORPORATION
Eye Care	Vision Care	Eyeglass lenses, eyeglass frames, etc.	HOYA CORP. Vision Care Company HOYA LENS DEUTSCHLAND GMBH HOYA LENS U.K. LTD. HOYA LENS OF AMERICA, INC. HOYA LENS THAILAND LTD.
	Health Care	Contact lenses and accessories, Intraocular lenses, etc.	HOYA CORP. Medical Division, HOYA HEALTHCARE CORPORATION, etc.
Others		Crystal glass products ; Design of information systems, outsourcing, etc.	HOYA CORP. Crystal Company HOYA SERVICE CORPORATION

(2) Formerly the company's business segment classification was as follows:

Business Categories	Industries	Products and Services	Major Subsidiaries
Information Technologies	Electro-Optics	Photomasks and Maskblanks for semiconductors, Masks and Devices for LCDs, Glass disks for hard disk drives (HDDs), Optical lenses, optical glasses, Optical communication related devices, etc.	HOYA CORP. Blanks Division, Mask Division, MD Division, Optics Division, etc. HOYA CORPORATION USA HOYA MAGNETICS SINGAPORE PTE LTD HOYA GLASS DISK (THAILAND) LTD.
	Photonics	Lazer equipments for industrial, dental, and medical purposes, Light sources for electronics industry, etc.	HOYA PHOTONICS, INC. HOYA PHOTONICS CORPORATION HOYA CANDEO OPTRONICS CORPORATION
Eye Care	Vision Care	Eyeglass lenses, eyeglass frames, Ophthalmic equipments, etc.	HOYA CORP. Vision Care Company HOYA LENS DEUTSCHLAND GMBH HOYA LENS U.K. LTD. HOYA LENS OF AMERICA, INC. HOYA LENS THAILAND LTD.
	Health Care	Contact lenses and accessories, Intraocular lenses, etc.	HOYA CORP. Medical Division, HOYA HEALTHCARE CORPORATION, etc.
Others	Crystal	Crystal glass products	HOYA CORP. Crystal Company HOYA CRYSTAL, INC.
	Service	Design of information systems, Placement of temporary staff, outsourcing, etc.	HOYA SERVICE CORPORATION WELFARE CORPRATION

Business Flow Chart


INFORMATION TECHNOLOGY
Photonics
(Consolidated Subsidiary)
HOYA PHOTONICS, INC.
Electro-Optics
HOYA CORPORATION
Blanks Division,
Mask Division,
MD Division,
Optics Division
EYECARE
Vision Care
HOYA CORPORATION
Vision Care Company
Health Care
HOYA CORPORATION
Medical Division
(Consolidated Subsidiary)
HOYA HEALTHCARE CORPORATION
OTHERS
HOYA CORPORATION
Crystal Company
(Consolidated Subsidiary)
HOYA SERVICE CORP.
WELFARE CORPORATION
(Affiliate)
TWO COINS CORP.
Service
Products, Semi-finished products, Materials
Products, Semi-finished products, Processing
Products, Semi-finished products
products
NORTH AMERICA
(Regional headquarters)
HOYA HOLDINGS, INC.
(Consolidated Subsidiaries)
HOYA CORPORATION USA
HOYA LENS OF AMERICA, INC.
HOYA LENS CANADA, INC.
HOYA LENS OF CHICAGO, INC.
HOYA LENS OF NEW ORLEANS, INC.
EAGLE OPTICS, INC. and other 4 subsidiaries
(and, Vision Care North America 13 Branches)
EUROPE
(Regional headquarters)
HOYA HOLDINGS N.V.
(Consolidated Subsidiaries)
HOYA LENS DEUTSCHLAND GMBH
HOYA LENS U.K. LTD.
HOYA LENS ITALIA S.P.A.
HOYA LENS FINLAND OY
HOYA LENS NEDERLAND B.V.
HOYA LENS IBERIA S.A.
HOYA LENS FRANCE S.A.S.
HOYA LENS POLAND SP.Z.O.O.
HOYA LENS BELGIUM N.V.
HOYA LENS HUNGARY RT
HOYA LENS MFG. HUNGARY RT
HOYA LENS SWEDEN AB
HOYA LENS DANMARK A/S
HOYA HILL OPTICS SA (PTY) LTD.
HOYA MEDICAL EUROPE GMBH, and other 1 subsidiary
ASIA
(Regional headquarters)
HOYA HOLDINGS ASIA PACIFIC PTE LTD
(Consolidated Subsidiaries)
HOYA MAGNETICS SINGAPORE PTE LTD
HOYA GLASS DISK (THAILAND) LTD.
HOYA OPTICS (THAILAND) LTD.
HOYA OPTICAL (ASIA) CO.,LTD.
HOYA OPTO-ELECTRONICS QINGDAO LTD.
HOYA MICROELECTRONICS (SUZHOU) LTD.
HOYA OPTICAL TECHNOLOGY (SUZHOU) LTD.
HOYA MICROELECTRONICS TAIWAN CO.,LTD.
HOYA GLASS DISK PHILIPPINES, INC.
HOYA GLASS DISK MALAYSIA SDN.BHD.
HOYA GLASS DISK VIETNAM LTD.
HOYA ELECTRONICS KOREA CO.,LTD.
HOYA ELECTRONICS MALAYSIA SDN.BHD.
HOYA CANDEO OPTRONICS KOREA CO.,LTD.
HOYA LENS THAILAND LTD.
HOYA LENS (S) PTE. LTD.
HOYA LENS AUSTRALIA PTY.LTD.
HOYA LENS HONGKONG LTD.
HOYA LENS KOREA CO.,LTD.
HOYA LENS TAIWAN LTD.
HOYA LENS PHILIPPINES, INC.
MALAYSIAN HOYA LENS SDN.BHD.
HOYA LENS GUANGZHOU LTD.
THAI HOYA LENS LTD.
THAI HOYA HOLDINGS LTD.
HOYA LENS SHANGHAI LTD.
HOYA LENS INDIA PRIVATE LIMITED.
HOYA HEALTHCARE (SHANGHAI) CO.,LTD.
HOYA MEDICAL SINGAPORE PTE LTD.
JAPAN
(Consolidated Subsidiaries)
HOYA CANDEO OPTRONICS CORPORATION
HOYA PHOTONICS CORPORATION
(Affiliates)
NH TECHNO GLASS CORPORATION
other 2 companies
Products
Products
Products
Products
Products
Service
CUSTOMERS

Italic : affiliates accounted for by the equity method

2. Management Policies

An outline of the management policies of the HOYA Group is as follows:

Top Priority Policy of the Management "Maximization of Corporate Value"

1. SVA management

(SVA:Shareholders' Value Added or an increment in shareholder value during one fiscal year)

In order to maximize corporate value, we will streamline our management and carry out SVA management. We are confident that we will be able to respond to the expectations of our shareholders and satisfy all stakeholders with an increase in corporate value by producing profits that exceed capital costs while paying due attention to all expenses.

2. Strategy of "Global Niche"

Applying our original technologies, which have been accumulated over many years, the Company will develop technologies that will prevail in the global marketplace, create new business fields with growth potential to attain the top market shares therein, and develop them into highly profitable businesses.

3. Harmonizing the interests of management, employees and shareholders

In order to improve business results and produce profits for both shareholders and management/employees simultaneously, board members are obliged to own shares in the Company, stock-options and an employee stock ownership plan have been established that allow employees to have a sense of participation in the management of the Company.

The Company has adopted new system that places importance on the employees' abilities regardless of age or sex so that they can work with enthusiasm.

4. Global group management

We will make the best combination of management resources in order to give full play to our competitive edge in a global perspective and strive to increase our share of overseas business.

Measures designed to promote globalization include not only expansion of the worldwide marketing network and transfer of manufacturing overseas, but also employment of locals in the senior management of overseas subsidiaries regardless of race.

5. Middle- to long-term policy on appropriation of retained earnings

The Company carries out its globalized management emphasizing consolidated accounting and its management emphasizing shareholder interests and exerts efforts to increase the enterprise value and shareholder value in response to shareholder expectations.

In terms of the cash dividend, the Company will determine the amount in consideration of the balance among repayment of profit to shareholders, welfare of employees and replenishment of retained earnings for future business development.

Funds from retained earnings will be appropriated for investments for the Company to establish the HOYA brand, accelerate further growth, enhance competitive edge of its products, and develop next-generation products.

6. Policy to the decreasing of investment trading unit

Given the recent trend of the stock price, the Company will carry out the stock split aiming to expand the shareholder base and to increase liquidity of the stock, based on the action plan pronounced by the Tokyo Stock Exchange encouraging listed companies with high prices and large trading units to reduce the investment unit to less than Yen 500,000.

According to the decision of the meeting of Board of Directors held on July 20, 2005, the Company carried out a four-for-one stock split with effect on November 15, 2005. The number of shareholders has jumped up from 7,443 persons as of end of March 31, 2005 to 51,789 persons as of March 31, 2006.

(3) Business Overview

1. Results of Operations

1) General Overview

Results of Operations	Millions of Yen Six months ended Sep. 30, 2006
Net sales	191,697
Operating income	55,366
Ordinary income	50,839
Net income	44,398
Net income per share(Yen)	103.08

Economic conditions during the term under review were marked by a continuing tone of expansion in the business climate with the increase in capital investment spreading from large companies and manufacturing industries to SMEs and non-manufacturing industries. It was also positive factor in the currency market during the term under review, that the major currencies were appreciated all against the yen, on a year-on-year basis. Improvements in corporate performance led to increased employment, improvement in household income and increased expenses, reinforcing the virtuous cycle of further upward growth in corporate capital investment.

Meanwhile, for the HOYA Group overall, in the Electro-Optics sector, the general proactive reinforcement of production capacity by clients and the development of new products were vigorous, promoting robust demand overall and leading to increased revenues. In Vision-Care division, the market overseas for eyeglass lenses showed an expansion while the Healthcare division also performed well, showing an increase in revenues.

As a result, consolidated net sales, operating profits and net income during the term under review increased year-on-year basis and posted historical records on semiannual basis.

Semiannual Net Sales (Million Yen) and
Average Exchange Rate (Yen/US$& Euro)


200,000
180,000
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
160.00
140.00
120.00
100.00
80.00
60.00
40.00
20.00
0.00
2001
2002
2003
2004
2005
2006
2007
107.15
122.03
121.99
117.73
134.03
133.67
135.74
146.74
107.93
117.41
115,695
118,358
123,013
131,699
153,447
166,738
191,697
First Half
Second Half
US dollar average exchange rate(First Half)
Euro average exchange rate(First Half)

Note: '2007' means the fiscal year ends on March 31, 2007. Therefore, 'First half of 2007' means the six months from April to September 2006 and 'Second Half' means the six months from October 2006 to March 2007.

Ratio of Net Sales by Business Segment - First Harf


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Sep-00
Sep-01
Sep-02
Sep-03
Sep-04
Sep-05
Sep-06
Electro-Optics
Photonics
Vision Care
Health Care
Others

Net interim dividends per share was Yen 30.00 as same as the previous interim dividends. The Company carried out a four-for one stock split with effect on November 15, 2005. Yen 30.00 per share of the same term in the previous year shown here was already adjusted to reflect the stock split assuming that the above stock split was exercised on the beginning of the previous fiscal year.

Interim Profits (Million Yen) - First Half


60,000
50,000
40,000
30,000
20,000
10,000
0
23,113
13,691
22,697
13,660
25,027
14,845
30,395
18,924
46,771
32,894
54,439
38,985
50,839
44,398
Sep-00
Sep-01
Sep-02
Sep-03
Sep-04
Sep-05
Sep-06
Operating Income
Ordinary Income
Net Income

2) Segment Overview

1. Information Technology

Electro-Optics


Semiannual Net Sales of Electro-Optics (Million Yen)
120,000
100,000
80,000
60,000
40,000
20,000
0
2001
2002
2003
2004
2005
2006
2007
First Half
Second Half

In terms of mask blanks for manufacturing semiconductors, HOYA received a decent volume of orders for such high-precision products as blanks for phase-shift masks, etc., and sales increased on a year-on-year basis.

There was also an increase in orders for photomasks for semiconductor production, high precision products and next-generation developed products, leading to higher sales volume year-on-year.

Competition among mask producers for orders in the area of large-size masks for LCD use also *intensified due to the broad reduction in panel prices* by LCD panel producers. The sales volume declined year-on-year due in part to the especially strong demand for the new production lines of panel producers in the previous year.

In terms of glass disks for hard disk drives (HDDs), the demand remained strong and, thanks to a commencing of shipment from new factory in Vietnam, the sales increased substantially on a year-on-year basis.

In optical lenses, in addition to the reemergence of a trend toward increase in lens shipments for digital cameras, the demand for lenses for mobile telephones equipped with cameras increased broadly, resulting in higher sales year-on-year.

Photonics


Semiannual Net Sales of Photonics (Million Yen)
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
2001
2002
2003
2004
2005
2006
2007
First Half
Second Half

This segment covers laser-related equipment for industrial, dental and medical applications.

With laser-equipped industrial and medical equipment as major products, clients in the industrial area include producers of semiconductors, LCD panels, optical devices and so forth. The market has been fraught with intense competition as well as industry restructuring, leading to a decline in sales against the previous year.

2. Eye Care

Vision Care


Semiannual Net Sales of Vision Care (Million Yen)
60,000
50,000
40,000
30,000
20,000
10,000
0
2001
2002
2003
2004
2005
2006
2007
First Half
Second Half

The slump in the domestic market for eyeglass lenses continued as before but HOYA realized growth in the high price bracket through the value-added enhancement of products centered in high-function coatings and newly-designed progressive lenses. In the low price bracket, however, overall sales in the domestic market were at essentially the level as in the previous year due to stiff price competition.

In eyeglass lenses in markets overseas, the expansion continued to advance in sales for newly designed progressive lenses, high refraction lenses and other high value added products in Asia-Oceania, Europe and North America and the markets remained firm. There was an overall increase in the sales volume year-on-year in spite of tough competition due to a price offensive in low-end lenses. In Europe, a recovery in the market became especially apparent centered in Germany, the largest market, and sustained expansion was realized.

As a result, an increase was realized in the sector overall year-on-year.

Health Care


Semiannual Net Sales of Health Care (Million Yen)
25,000
20,000
15,000
10,000
5,000
0
2001
2002
2003
2004
2005
2006
2007
First Half
Second Half

In contact lenses, it will continue to pursue differentiation from competitors through expanded sales in bifocal lenses and other high value added products through the continued establishment of new directly-owned stores and consulting sales taking advantage of specialized knowledge.

In intraocular lenses, flexible (soft) intraocular lenses, especially yellow-lenses, have been demonstrating robust performance in the domestic market, recording an increase in sales volume year-on-year.

3. Others

In crystal, the crystal operations were reduced in scale through restructuring and, in services, the spin-off of the temporary staff outplacement service effective March 1, 2006, resulting in a reduction in sales year-on-year in both sectors.

2. Financial Position

	Millions of Yen As of Sep.30, 2006
Total assets	417,361
Net assets	322,690
Shareholders' equity ratio	76.9%

At the end of the term under review, the current assets increased Yen 44,455 million mainly since cash and deposit increased Yen 15,111 million. Fixed assets increased Yen 11,481 million and total assets increased Yen 55,824 million. Liabilities increased Yen 13,534 million due to issuance of commercial paper. Net assets came to Yen 322,690 million through earned surplus increased Yen 31,351 million.

3. Conditions of Cash Flows

	Millions of Yen Six months ended Sep. 30, 2006
Net cash provided by operating activities	49,083
Net cash used in investing activities	-29,567
Net cash used in financing activities	-5,001
Cash and cash equivalents at end of period	98,685

In terms of cash flows from operating activities, on the basis of Yen 57,153 million in income before income taxes and Yen 16,065 million in depreciation, net cash provided by operating activities amounted to 49,083 million. Net cash used in investment activities amounted to Yen 29,567 million in cash payments that were mainly used for investment in order to handle next-generation products. Freecash flow came to Yen 19,516 million and used Yen 12,920 million for payment of dividends. As a result, the term-end balance of cash and cash equivalents increased by Yen 15,111 million in comparison with that of the end of the previous fiscal year.

(4) Consolidated Financial Statements (unaudited)

1. Consolidated Balance Sheets

HOYA CORPORATION and Consolidated Subsidiaries

	Millions of Yen			
	As of			
ASSETS	Sep.30,2006	Mar.31,2006	Variance	Sep.30,2005
ASSETS				
Current assets				
Cash and deposits	98,685	83,574	15,111	131,304
Notes and accounts receivable - trade	91,179	78,380	12,799	77,485
Inventories	45,432	41,178	4,254	38,670
Deferred tax assets	7,863	7,407	456	7,961
Other current assets	14,792	3,246	11,546	4,981
Allowance for doubtful receivables	-1,224	-1,512	288	-1,440
Total current assets	256,728	212,273	44,455	258,963
Fixed asstes				
Tangible fixed assets				
Buildings and structures	30,611	29,548	1,063	26,321
Machinery and carriers	73,328	58,493	14,835	50,528
Tools, equipment and fixtures	12,103	10,716	1,387	10,032
Lands	8,867	8,648	219	8,874
Construction in progress	9,474	13,196	-3,722	10,873
Total tangible fixed assets	134,386	120,603	13,783	106,630
Intangible fixed assets				
Total intangible fixed assets	5,851	7,424	-1,573	5,701
Investments and other assets				
Investment securities	12,955	14,060	-1,105	12,438
Deferred tax assets	2,991	2,757	234	2,808
Other assets	4,723	4,601	122	4,941
Allowance for doubtful receivables	-274	-295	21	-309
Total investments and other assets	20,395	21,123	-728	19,879
Total fixed assets	160,633	149,152	11,481	132,210
Deferred charges				
Total deferred charges	—	111	-	594
TOTAL ASSETS	417,361	361,537	55,824	391,768

HOYA CORPORATION and Consolidated Subsidiaries	Millions of Yen			
	As of			
LIABILITIES AND NET ASSETS	Sep.30,2006	Mar.31,2006	Variance	Sep.30,2005
LIABILITIES				
Current liabilities				
Notes and accounts payable - trade	30,228	28,070	2,158	27,580
Commercial paper	7,497	—	7,497	—
Income tax payable	15,219	14,342	877	11,937
Accrued bonuses to employees	4,134	4,207	-73	4,072
Other current liabilities	35,654	32,685	2,969	39,908
Total current liabilities	92,734	79,305	13,429	83,499
Long-term liabilities				
Allowance for special repairs	662	619	43	748
Other long-term liabilities	1,274	1,211	63	1,427
Total long-term liabilities	1,936	1,831	105	2,176
Total Liabilities	94,671	81,137	13,534	85,676
NET ASSETS				
Shareholders' equity				
Paid-in capital	6,264	—	—	—
Capital surplus	15,898	—	—	—
Earned surplus	297,696	—	—	—
Treasury stock	-15,521	—	—	—
Advances on subscription to treasury stock	16	—	—	—
Total shareholders' equity	304,353	—	—	—
Valuation and translation adjustments				
Valuation difference on available-for-sale securities	-7	—	—	—
Translation adjustments	16,658	—	—	—
Total valuation and translation adjustments	16,651	—	—	—
Minority interest	1,685	—	—	—
Total Net Assets	322,690	—	—	—
TOTAL LIABILITIES AND NET ASSETS	417,361	—	—	—
MINORITY INTEREST	—	919	—	901
SHAREHOLDERS' EQUITY				
Common stock	—	6,264	—	6,264
Capital surplus	—	15,898	—	15,898
Retained earnings	—	266,345	—	297,127
Net unrealized gain (loss) on available-for-sale securities	—	110	—	71
Foreign currency translation adjustments	—	7,142	—	-6,830
Treasury stock - at cost	—	-16,279	—	-7,340
Total Shareholders' Equity	—	279,480	—	305,191
TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	—	361,537	—	391,768

Notes:	Millions of Yen		
1. Accumulated depreciation	196,198	181,818	175,390
2. Guarantees of borrowings and lease obligations for customers and Group's employees	2,702	2,210	1,640
3. Number of shares of treasury stock (unit : shares)	4,196,357	4,401,607	3,602,420

2. Consolidated Statements of Income

HOYA CORPORATION and Consolidated Subsidiaries

	Millions of Yen				
	Six months ended		Variance		Year ended
	Sep.30,2006	Sep.30,2005	Value	(%)	Mar.31,2006
Net sales	191,697	166,738	24,959	15.0	344,228
Cost of sales	95,656	84,363	11,293	13.4	172,033
Gross profit	96,040	82,374	13,666	16.6	172,194
Selling, general and administrative expenses	40,674	32,579	8,095	24.8	71,098
Operating income	55,366	49,795	5,571	11.2	101,095
Non-operating income	1,989	5,579	-3,590	-64.3	4,869
Interest income	1,219	974	245		1,788
Foreign exchange gains	—	1,766	-1,766		242
Equity in earnings of affiliates	—	1,776	-1,776		1,285
Others	769	1,062	-293		1,552
Non-operating expenses	6,515	934	5,581	597.5	2,327
Interest expense	36	70	-34		142
Sales discount	377	335	42		706
Foreign exchange losses	4,360	—	4,360		—
Equity in losses of affiliates	838	—	838		—
Others	903	529	374		1,478
Ordinary income	50,839	54,439	-3,600	-6.6	103,637
Extra-ordinary gains	10,108	1,484	8,624	581.1	2,389
Gain on sales of property, plant and equipment	9,606	42	9,564		109
Others	502	1,441	-939		2,280
Extra-ordinary losses	3,794	5,478	-1,684	-30.7	8,660
Loss on disposal of property, plant and equipment	2,658	216	2,442		625
Maintenance of environment	740	3,538	-2,798		3,725
Additional retirement benefits paid to employees	99	1,143	-1,044		1,688
Loss on impairment of long-lived assets	81	127	-46		1,232
Others	214	452	-238		1,388
Income before income taxes and other items	57,153	50,445	6,708	13.3	97,367
Income taxes - Current	13,347	12,515	832	6.6	22,249
Income taxes - Deferred	-647	-1,122	475	-42.3	-511
Minority interests in net income	55	68	-13	-19.1	9
Net income	44,398	38,985	5,413	13.9	75,620
Net income per share(Yen)	103.08	87.47	15.61		171.71
Diluted net income per share(Yen)	102.67	87.20	15.47		171.08

Notes:

1. With effect on November 15, 2005, HOYA CORPORATION carried out a four-for-one stock split. The per share information for the six months ended Sep. 30, 2005 were adjusted to reflect the stock split assuming that the above stock split was exercised on the beginning of the previous fiscal year.

2. Effect of Exchange Rate Change on Net Sales and Incomes ("2006 A" is the actual value of this period. "2006 B" is the nominal value of this period which temporarily exchanged by the currency rate of the same period last year. unit : millions of Yen)

	2006 A	2006 B	influences
Net sales	191,697	188,353	3,344
Operating income	55,366	52,320	3,046
Ordinary income	50,839	47,854	2,985
Net income	44,398	41,747	2,651

3. Average rates of major foreign currencies

		Six months ended			Year ended
		Sep.30,2006	Sep.30,2005	Variance(%)	Mar.31,2006
US$	Yen	115.33	110.36	-4.5%	113.93
Euro	Yen	146.74	135.74	-8.1%	138.13
Thail Baht	Yen	3.05	2.69	-13.4%	2.81

3.Quarterly Consolidated Statements of Shareholders' Equity

HOYA CORPORATION and Consolidated Subsidiaries

Millions of Yen

	Shareholders' Equity					
	Paid-in Capital	Capital Surplus	Earned Surplus	Treasury Stock	Advances on subscription to treasury stock	Total Shareholders' Equity
BALANCE MARCH 31, 2006	6,264	15,898	266,345	-16,279	—	272,228
Net income			44,398	0		44,398
Appropriations						
Cash dividends			-12,918	0		-12,918
Bonus to directors			-64	0		-64
Loss on deposit of treasury stock			-353	0		-353
Repurchases of treasury stocks			0	-5		-5
Disposal of treasury stocks			0	764		764
Increase / decrease due to change in accounting standard of overseas consolidated subsidiaries			290	0		290
Others			0	0	16	16
Net increase / decrease during the term under review except in Shareholders' Equity						
Total increase / decrease during the term under review	—	—	31,350	758	16	32,125
BALANCE SEPTEMBER 30, 2006	6,264	15,898	297,696	-15,521	16	304,353

Millions of Yen

	Valuation and Translation Adjustments				
	Valuation differnce on available-for-sale securities	Translation Adjustments	Total Valuation and Translation Adjustments	Minority Interest	Total Net Assets
BALANCE MARCH 31, 2006	110	7,142	7,252	919	280,399
Net income					44,398
Appropriations					
Cash dividends					-12,918
Bonus to directors					-64
Loss on deposit of treasury stock					-353
Repurchases of treasury stocks					-5
Disposal of treasury stocks					764
Increase / decrease due to change in accounting standard of overseas consolidated subsidiaries					290
Others					16
Net increase / decrease during the term under review except in Shareholders' Equity	-116	9,516	9,400	765	10,165
Total increase / decrease during the term under review	-116	9,516	9,400	765	42,290
BALANCE SEPTEMBER 30, 2006	-7	16,658	16,651	1,685	322,690

Notes:

1. Condition of outstanding stocks		beginning of the period	increase during the period	decrease during the period	end of the period	
	Common stock	435,017,020	—	—	435,017,020	unit : shares

2. Condition of treasury stock		beginning of the period	increase during the period	decrease during the period	end of the period	
	Common stock	4,401,607	1,321	206,571	4,196,357	unit : shares

The breakdown of increase/decrease of treasury stock (by reason) is as follows :

Increase due to repurchase of treasury stock less than one unit	1,321	shares
Decrease due to sale of treasury stock less than one unit	171	shares
Decrease due to exercise of stock option	206,400	shares

4. Consolidated Statements of Cash Flows

HOYA CORPORATION and Consolidated Subsidiaries

	Millions of Yen		
	Six monthe ended Sep.30,		
	2006	2005	Variance
OPERATING ACTIVITIES:			
Income before income taxes and minority interests	57,153	50,445	6,708
Depreciation and amortization	16,065	11,326	4,739
Loss on impairment of long-lived assets	81	127	-46
Provision for (reversal of) accrued allowances for doubtful receivables	-341	209	-550
Provision for (reversal of) accrued bonuses to employees	-50	153	-203
Provision for (Reversal of) reserve for periodic repairs	42	206	-164
Interest income and dividend receivable	-1,238	-979	-259
Interest expense payable	36	70	-34
Foreign exchange loss (gain)	3,329	-347	3,676
Equity in earnings of affiliates	838	-1,776	2,614
Gain on sales of property, plant and equipment and investment securitie:	-9,606	-42	-9,564
Loss on disposal of property, plant and equipment and investment securi	2,658	216	2,442
Losses on write-down of investment securities	7	—	7
Bonus to directors	-64	-65	1
Other	780	-1,898	2,678
(Increase) decrease in notes and accounts receivable	-11,509	-3,738	-7,771
(Increase) decrease in inventories	-3,329	-2,174	-1,155
(Increase) decrease in other current assets	1,392	-681	2,073
Increase (decrease) in notes and accounts payable	1,096	3,728	-2,632
Increase (decrease) in income taxes payable	-289	1,151	-1,440
Increase (decrease) in other current liabilities	1,643	1,355	288
Sub total	58,698	57,286	1,412
Interest and dividend receivable	1,207	1,019	188
Interest payable	-25	-59	34
Income taxes - paid	-10,796	-10,684	-112
Net cash provided by operating activities	49,083	47,561	1,522
INVESTING ACTIVITIES:			
Purchases of property, plant and equipment	-27,663	-20,638	-7,025
Proceeds from sales of property, plant and equipment	575	156	419
Purchases of investment securities	-204	—	-204
Proceeds from sales of investment securities	30	—	30
Expenditure for acquisition of subsidiary's stocks for consolidation	-908	—	-
Expenditure for loans	-10	-1	-9
Income from collection of loans	63	60	3
Expenditure for other investments	-1,871	-1,428	-443
Income from other investments	423	54	369
Income from business transfer	—	1,400	-
Net cash used in investing activities	-29,567	-20,397	-9,170
FINANCING ACTIVITIES:			
Net increase (decrease) in short-term bank loans	7,497	-207	7,704
Increase in treasury stock	-5	-22	17
Decrease in treasury stock	429	538	-109
Dividends paid	-12,920	-10,024	-2,896
Dividends paid for minority shareholders	-2	-1	-1
Net cash used in financing activities	-5,001	-9,717	4,716
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	596	983	-387
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	15,111	18,430	-3,319
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	83,574	112,874	-29,300
CASH AND CASH EQUIVALENTS, END OF PERIOD	98,685	131,304	-32,619

Notes:

1. Negative figures with "-" (minus) in the above statements indicate net outflow of cash and cash equivalents.
2. The above statements are direct translation from *Kessan Tanshin* made under the Japanese Accounting Standard.

5. Preparation of the Consolidated Financial Statements

Scope of Consolidation and Application of the Equity Method

1. Number of consolidated subsidiaries : 64 companies
   Major companies: <overseas> HOYA HOLDINGS, INC.,HOYA HOLDINGS N.V., HOYA HOLDINGS ASIA PACIFIC PTE. LTD., HOYA PHOTONICS, INC.
   <domestic> HOYA CANDEO OPTRONICS CORPORATION, HOYA HEALTHCARE CORPORATION
2. Number of unconsolidated subsidiaries : None
3. Number of affiliates : 4 companies
   (Number of affiliates accounted for by the equity method : 1 company, NH TECHNO GLASS CORPORATION)

Notes: Changes in Accounting Policies and Others

1. Changes in scope of consolidation and application of the equity method:

A. Scope of consolidation

a) In comparison to the end of previous first half (Sep. 30, 2005) : 4 companies increased in total.

4 companies increased due to the establishment: HOYA HEALTHCARE (SHANGHAI) CO.,LTD. (China)
HOYA CANDEO OPTRONICS KOREA CO.,LTD. (Korea)
VISION MEMBRANE TECHNOLOGIES, INC.(USA)
HOYA LENS INDIA PRIVATE LIMITED. (India)

2 companies increased due to the acquisition: QSTREAMS NETWORKS, INC. (USA)
HOYA HILL OPTICS SA (PTY) LTD. (South Africa)

1company decreased due to the merger into the parent company : HOYA ADVANCED SEMICONDUCTOR TECHNOLOGIES CO.,LTD. (Japan)

1company decreased due to the closing : HOYA LENS MEXICO, SA.DE.CV. (Mexico)

b) In comparison to the end of previous fiscal year (Mar. 31, 2006) : 2 companies increased in total.

1 company increased due to the establishment: HOYA LENS INDIA PRIVATE LIMITED. (India)

1 company increased due to the acquisition: HOYA HILL OPTICS SA (PTY) LTD. (South Africa)

B. Application of the equity method

a) In comparison to the end of previous first half (Sep. 30, 2005) :
No change

b) In comparison to the end the previous fiscal year (March 31, 2006) :
No change

	as of Sep. 30,2006	as of Sep. 30,2005	variance	as of Mar. 31,2006
Consolidated subsidiaries	64 (do 5, os59)	60 (do 6, os54)	4 (do-1, os 5)	62 (do 5, os57)
Nonconsolidated subsidiaries	- (do -, os -)	- (do -, os -)	- (do-, os -)	- (do -, os -)
Affiliates	4 (do 4, os -)	5 (do 5, os -)	-1 (do-1, os-)	5 (do 5, os -)
(accounted for by the equity method)	(1) (do 1, os -)	(1) (do 1, os -)	- (do-, os-)	(1) (do 1, os -)
Total Hoya Group	68	65	3	67
(accounted for by the equity method)	(1)	(1)	-	(1)

(do : domestic, os : overseas)

2. Changes in accounting policy :
   From this fiscal year, the company has changed its classification of industry segment.

Notes Relating to Stock Split

With effect on November 15, 2005, HOYA CORPORATION "the Company" carried out a four-for-one stock split.

1. Outstanding shares before stock split 112,349,005 shares

2. Increase in shares 337,047,015 shares

3. Outstanding shares after increase 449,396,020 shares

The per share information for the first half ended September 30, 2005 are adjusted to reflect the stock split assuming that the above stock split was exercised on the beginning of the previous fiscal year. For your reference, actual per share information which is not adjusted for the same period last year is as follows :

	Six months ended Sep.30,2005	
	not adjusted	**adjusted**
Shareholders' equity per share (Yen)	2,738.40	684.60
Basic net income per share (Yen)	349.90	87.47
Diluted net income per share (Yen)	348.81	87.20
Interim dividends per share (Yen)	120.00	30.00

Notes Relating to Consolidated Statements of Cash Flows

1. Cash and Cash Equivalents at the End of the Period

	Millions of Yen As of		
	Sep.30,2006	Sep.30,2005	Mar.31,2006
Cash and deposits	98,685	131,304	83,574
Total	98,685	131,304	83,574

2. Details of Important Non-financial Trading

Six months ended Sep. 30, 2006
None

Six months ended Sep. 30, 2005
None

Year ended Mar. 31, 2006	Millions of Yen
Cancellation of treasury stock	53,180

(14,379,000 shares with effect on Feb. 1, 2006, and the number of outstanding shares decreased to 435,017,020 shares.)

Notes Relating to Investment Securities and Derivatives

1.Investment securities with market values:

(Millions of Yen)

	As of								
	Sep.30, 2006			Mar.31, 2006			Sep.30, 2005		
Available-for-sale	Cost	Fair Value	Variance	Cost	Fair Value	Variance	Cost	Fair Value	Variance
Available-for-sale : Marketable Equity securities	1,692	1,685	-7	1,692	1,874	181	159	327	167
Government bonds	-	-	-	-	-	-	-	-	-
Corporate bonds	-	-	-	-	-	-	-	-	-
Others	—	—	—	-	-	-	364	317	-47
Total	1,692	1,685	-7	1,692	1,874	181	524	644	119

2. Investment securities without market values:

(Millions of Yen)

	As of		
	Sep.30, 2006	Mar.31, 2006	Sep.30, 2005
Non-marketable stock of subsidiaries	10,123	11,104	11,117
Total	10,123	11,104	11,117
Non-marketable equity securities	882	802	261
Others	264	279	414
Total	1,146	1,081	676

3. Derivatives

Significant hedge accounting methods

(1) Hedge accounting methods

Deferral hedging is applied. Appropriation is adopted for hedging exchange risks when the criteria for appropriation are met.

(2) Hedging methods, items covered by hedging and hedging strategy

Exchange risks are hedged based mainly on the company's "Internal Management Regulations", and the company has adopted a policy of not conducting any speculative derivative trading.

Hedging method: forward exchange contracts

Items hedged: Foreign currency denominated debt

Notes Relating to Income Tax

1. Breakdown of major factors giving rise to deferred tax assets and liabilities:

	Millions of Yen		
		As of	
(1) Current deferred tax assets and liabilities	Sep.30, 2006	Mar.31, 2006	Sep.30, 2005
Deferred tax assets			
Inventories - intercompany unrealized profits	1,965	1,692	2,277
Maintenance of environment	1,701	1,474	1,753
Accrued bonuses to employees	1,544	1,601	1,564
Loss on close of factory	404	510	—
Accrued enterprise taxes	950	727	777
Other	1,298	1,400	1,589
Total amount of deferred tax assets - current	7,863	7,407	7,961
(2) Non-current deferred tax assets and liabilities			
Deferred tax assets			
Excess amount of inclusion in deductible expenses for depreciation	1,738	1,962	2,005
Loss on impairment not deductible	619	1,376	748
Excess amount of inclusion in deductible expenses for allowance for doubtful receivables	111	105	115
Loss on disposal of fixed assets not deductible	518	—	—
Other	734	258	845
Total amount of deferred tax assets - fixed	3,723	3,702	3,715
Deferred tax liabilities			
Reserve for deferred income taxes on fixed assets	-332	-406	-423
Special depreciation reserve	-233	-298	-277
Net unrealized gain on available-for-sale securities	—	-74	-40
Other	-165	-165	-165
Total amount of deferred tax liabilities - fixed	-732	-945	-906
Net amount of deferred tax assets - fixed	2,991	2,757	2,808

2. The effective income tax rates of the companies differed from the statutory tax rate for the following reasons:

	Six months ended Sep. 30,		Year ended
	2006	2005	Mar.31,2006
Statutory tax rate of the Company	40.4 %	40.4 %	40.4 %
(Adjustment)			
Lower income tax rates applicable to income in certain foreign countries	-17.2	-17.1	-18.2
Non-Deductible expenses such as entertainment expenses	0.4	0.3	0.4
Per capita levy of inhabitants tax and others	0.1	0.1	0.1
Non-taxable dividend income	-2.7	-3.5	-1.8
Intercompany cash dividend and transactions	2.7	3.5	1.8
Equity in earnings of affiliates	0.6	-1.4	-0.5
Refund of income tax paid in previous year	-2.4	—	—
Tax credit on experiment and research expenses	-0.3	-0.5	-0.5
Other adjustment	0.6	0.7	0.6
Effective income tax rate	22.2	22.6	22.3

Notes Relating to Employees' Retirement Benefits

1. Systems of employees' retirement benefits the Company adopts

The Company had systems to support lump sum severance pay and an employees' pension fund (Kosei Nenkin Kikin). During the third quarter of the fiscal year ended in March 2003, the system of lump sum severance pay was abolished. The employees' pension fund was dissolved with approval for its dissolution sanctioned by the Minister of Health, Labor and Welfare on January 29, 2003 and this has been in the process of completion. On May 26, 2004, the Company obtained approval from the Minister of Health, Labor and Welfare for the completion of the liquidation thereof.

2. Details of liabilities for employees' retirement benefits

(1) Breakdown of liabilities for employees' retirement benefits

None

(2) Breakdown of expenses for employees' retirement benefits	Six months ended Sep. 30, 2006	Six months ended Sep. 30, 2005	Year ended Mar.31,2006
Additional retirement benefits paid to employees	99	1,143	1,688
Total expenses for employees' retirement benefits	99	1,143	1,688

(3) Calculation basis of liabilities for employees' retirement benefits

None

Notes Relating to Impairment of Fixed Assets

The company, which groups its assets in terms of its business units, accounted for impairment for the following groups of assets during the terms under review.

(1) Tokyo Studio, etc. in the Crystal Division

Location	Akishima-shi, Tokyo, etc
Use	Facilities for manufacturing crystal glassware, etc
Asset Class	Machinery and equipment, etc.

In the Crystal Division, which experienced a substantial decline in demand for personal consumption and for corporate gifts amid the sluggish market, and book value of the asset group relating to this division was decreased to its recoverable amount, and the decrease was posted as impairment loss under extraordinary losses.

Millions of Yen

	Six months ended		Year ended
	Sep.30, 2006	Sep.30, 2005	Mar.31, 2006
Machinery and others	81	127	864
Total	81	127	864

The recoverable amount of the asset group was measured in terms of its value in use while its future cash flows were computed by discounting them by 5%.

(2) Leased assets of head office

Location	Machida-shi, Tokyo
Use	Leasing
Asset Class	Land

The book value of the leased assets located in Machida City, Tokyo was reduced to the amount of potential recovery because of a decline in market price. The amount of reduction is recorded under extraordinary losses as an asset impairment losses.

Millions of Yen

	Six months ended		Year ended
	Sep.30, 2006	Sep.30, 2005	Mar.31, 2006
Land	-	-	368
Total	-	-	368

The recoverable amount for this group of assets is measured based on the posted price.

(5) Segment Information (unaudited)

HOYA CORPORATION and Consolidated Subsidiaries

1. Industry Segments

(Figures less than a million Yen are omitted.)

for the six months ended September 30, 2006

Millions of Yen

	Electro-Optics	Photo-nics	Vision Care	Health Care	Others	Total	Elimin. or corp.*	Consolidated
Net sales:								
To outside customers	109,373	4,625	56,911	20,156	631	191,697	—	191,697
Intersegment	207	123	-0	-0	1,373	1,702	-1,702	—
Total	109,580	4,748	56,910	20,156	2,004	193,400	-1,702	191,697
Operating expenses	67,611	4,424	46,487	15,612	2,120	136,256	74	136,331
Operating income	41,969	323	10,422	4,543	-115	57,144	-1,777	55,366
Operating income ratio	38.3%	6.8%	18.3%	22.5%	-5.8%	29.6%	—	28.9%
Assets	250,542	7,802	111,318	19,867	2,719	392,251	25,110	417,361
Depreciation	12,043	57	3,341	525	21	15,989	76	16,065
Loss on impairment	—	—	—	—	81	81	—	81
Capital Expenditures	22,088	98	6,154	919	80	29,341	479	29,820
R&D Expenses	5,252	529	902	612	45	7,342	—	7,342
Number of employees (p)	19,281	204	7,388	815	225	27,913	61	27,974

for the six months ended September 30, 2005

Millions of Yen

	Electro-Optics	Photo-nics	Vision Care	Health Care	Others	Total	Elimin. or corp.*	Consolidated
Net sales:								
To outside customers	91,352	5,117	50,457	17,621	2,188	166,738	—	166,738
Intersegment	603	140	4	0	2,372	3,121	-3,121	—
Total	91,956	5,258	50,462	17,621	4,560	169,859	-3,121	166,738
Operating expenses	55,084	4,867	41,008	13,318	4,492	118,772	-1,829	116,942
Operating income	36,872	390	9,453	4,302	68	51,087	-1,292	49,795
Operating income ratio	40.1%	7.4%	18.7%	24.4%	1.5%	30.1%	—	29.9%
Assets	188,839	7,440	93,751	16,514	4,684	311,230	80,537	391,768
Depreciation	7,865	47	2,984	376	26	11,299	26	11,326
Loss on impairment	—	—	—	—	127	127	—	127
Capital Expenditures	17,492	50	3,434	637	145	21,760	27	21,788
R&D Expenses	4,306	518	1,199	446	18	6,488	—	6,488
Number of employees (p)	14,708	192	6,750	699	383	22,732	52	22,784

Ref : Differences between the first half of this year and the same period last year

Millions of Yen

	Electro-Optics	Photo-nics	Vision Care	Health Care	Others	Total	Elimin. or corp.*	Consolidated
Net sales:								
To outside customers	18,021	-492	6,454	2,535	-1,557	24,959	-	24,959
Variance(%)	19.7%	-9.6%	12.8%	14.4%	-71.2%	15.0%	-	15.0%
Intersegment	-396	-17	-4	-0	-999	-1,419	1,419	-
Total	17,624	-510	6,448	2,535	-2,556	23,541	1,419	24,959
Operating expenses	12,527	-443	5,479	2,294	-2,372	17,484	1,903	19,389
Operating income	5,097	-67	969	241	-183	6,057	-485	5,571
Variance(%)	13.8%	-17.2%	10.3%	5.6%	-	11.9%	-	11.2%
Assets	61,703	362	17,567	3,353	-1,965	81,021	-55,427	25,593
Depreciation	4,178	10	357	149	-	4,690	50	4,739
Loss on impairment	-	-	-	-	-46	-46	-	-46
Capital Expenditures	4,596	48	2,720	282	-65	7,581	452	8,032
R&D Expenses	946	11	-297	166	27	854	-	854
Number of employees (p)	4,573	12	638	116	-158	5,181	9	5,190

*Elimi. or corp. : Eliminations or corporate

Notes:

1. Products and Services of each Business Division:

(1) From this fiscal year, the company has changed its segmentation of industry as follows, because the necessity of classified disclosure for both Crystal and Service has decreased due to the decline of sales and profits by the Company's re-organization :

Business Category	Division	Products and Services
Information Technologies	Electro-Optics	Photomasks and Maskblanks for semiconductors, Masks and Devices for liquid-crystal displays (LCDs) Glass disks for hard disk drives (HDDs), Optical lenses, optical glasses, electronic glasses, Optical communication related devices, etc.
	Photonics	Lazer equipments for industrial, dental, and medical purposes, Light sources for electronics industry, special optical glasses, etc.
Eye Care	Vision Care	Eyeglass lenses, eyeglass frames, etc.
	Health Care	Contact lenses and accessories, intraocular lenses, etc.
Others		Crystal glass products; Design of information systems, etc.

(2) Formerly the company's business segment classification was as follows:

Business Category	Division	Products and Services
Information Technologies	Electro-Optics	Photomasks and Maskblanks for semiconductors, Masks and Devices for liquid-crystal displays (LCDs) Glass disks for hard disk drives (HDDs), Optical lenses, optical glasses, electronic glasses, Optical communication related devices, etc.
	Photonics	Lazer equipments for industrial, dental, and medical purposes, Light sources for electronics industry, special optical glasses, etc.
Eye Care	Vision Care	Eyeglass lenses, eyeglass frames, ophthalmic equipments, etc.
	Health Care	Contact lenses and accessories, intraocular lenses, etc.
Others	Crystal	Crystal glass products
	Service	Design of information systems, placement of temporary staff, etc.

(3) The business results for the six months ended Sep. 30, 2005 according to the former business segment are as follows:

Millions of Yen

	Electro-Optics	Photo-nics	Vision Care	Health Care	Crystal	Service	Total	Elimin. or corp.*	Consoli-dated
Net sales:									
To outside customers	91,352	5,117	50,457	17,621	1,240	948	166,738	–	166,738
Intersegment	603	140	4	0	17	2,355	3,121	-3,121	–
Total	91,956	5,258	50,462	17,621	1,257	3,303	169,859	-3,121	166,738
Operating expenses	55,084	4,867	41,008	13,318	1,521	2,971	118,772	-1,829	116,942
Operating income	36,872	390	9,453	4,302	-263	331	51,087	-1,292	49,795
Operating income ratio	40.1%	7.4%	18.7%	24.4%	-21.0%	10.0%	30.1%	–	29.9%
Assets	188,839	7,440	93,751	16,514	1,382	3,302	311,230	80,537	391,768
Depreciation	7,865	47	2,984	376	–	26	11,299	26	11,326
Loss on impairment	–	–	–	–	127	–	127	–	127
Capital Expenditures	17,492	50	3,434	637	127	18	21,760	27	21,788
R&D Expenses	4,306	518	1,199	446	18	–	6,488	–	6,488
Number of employees (p)	14,708	192	6,750	699	129	254	22,732	52	22,784

*Elimi. or corp. : Eliminations or corporate

2. Amounts and composition of unallocable operating expenses are included in "Eliminations or Corporate". Corporate operating expenses mainly consist of the administration expenses of the headquarters of the Company and the overseas regional headquarters, which are not allocated to each industry segment. Corporate operating expenses for the nine months ended Sep. 30, 2006 and 2005 are as follows:

2006 1,702 million Yen 2005 1,340 million Yen

3. Corporate assets included in "Eliminations or Corporate" mainly consist of cash, time deposits, investments securities and administrative assets of the Company and the overseas regional headqarters. Corporate assets as of Sep. 30, 2006 and 2005 are as follows:

2006 19,253 million Yen 2005 82,641 million Yen

2. Geographical Segments

(Figures less than a million Yen are omitted.)

for the six months ended September 30, 2006

Millions of Yen

	Japan	North America	Europe	Asia	Total	Elimin or corp.*	Consolidated
Net sales:							
To outside customers	135,071	18,114	22,720	15,791	191,697	-	191,697
Intersegment	13,707	146	524	78,588	92,966	-92,966	-
Total	148,778	18,260	23,244	94,380	284,664	-92,966	191,697
Operating expenses	128,358	17,823	20,404	64,940	231,526	-95,194	136,331
Operating income	20,420	437	2,840	29,440	53,138	2,228	55,366
Operating income ratio	13.7%	2.4%	12.2%	31.2%	18.7%	-	28.9%
Assets	176,164	13,331	91,006	193,604	474,106	-56,744	417,361

for the six months ended September 30, 2005

Millions of Yen

	Japan	North America	Europe	Asia	Total	Elimin or corp.*	Consolidated
Net sales:							
To outside customers	122,307	16,856	18,263	9,310	166,738	-	166,738
Intersegment	10,820	99	246	55,456	66,622	-66,622	-
Total	133,127	16,956	18,510	64,767	233,360	-66,622	166,738
Operating expenses	111,482	16,360	15,415	42,663	185,922	-68,979	116,942
Operating income	21,644	595	3,094	22,103	47,438	2,356	49,795
Operating income ratio	16.3%	3.5%	16.7%	34.1%	20.3%	-	29.9%
Assets	166,008	18,984	38,340	131,941	355,275	36,493	391,768

Ref : Differences between the first half of this year and the same period last year

Millions of Yen

	Japan	North America	Europe	Asia	Total	Elimin or corp.*	Consolidated
Net sales:							
To outside customers	12,764	1,258	4,457	6,481	24,959	-	24,959
Variance(%)	10.4%	7.5%	24.4%	69.6%	15.0%	-	15.0%
Intersegment	2,887	47	278	23,132	26,344	-26,344	-
Total	15,651	1,304	4,734	29,613	51,304	-26,344	24,959
Operating expenses	16,876	1,463	4,989	22,277	45,604	-26,215	19,389
Operating income	-1,224	-158	-254	7,337	5,700	-128	5,571
Variance(%)	-5.7%	-26.6%	-8.2%	33.2%	12.0%	-	11.2%
Assets	10,156	-5,653	52,666	61,663	118,831	-93,237	25,593

*Elimi. or corp. : Eliminations or corporate

Notes:

1. The Company and its subsidiaries are summarized in four segments by geographic area based on the countries where the *Group offices* are located. The segments consisted of the following countries:

North America:	United States of America and Canada
Europe:	Netherlands, Germany, United Kingdom, etc., including South Africa
Asia:	Singapore, Republic of Korea, Taiwan, etc., including Australia

2. Amounts and composition of unallocable operating expenses are included in "Eliminations or Corporate". Corporate operating expenses mainly consist of the administration expenses of the headquarters of the Company and the overseas regional headquarters, which are not allocated to each industry segment. Corporate operating expenses for the nine months ended Sep. 30, 2006 and 2005 are as follows:

2006	1,521	million Yen
2005	1,188	million Yen

3. Corporate assets included in "Eliminations or Corporate" mainly consist of cash, time deposits, investments securities and administrative assets of the Company and the overseas regional headquarters. Corporate assets as of Sep. 30, 2006 and 2005 are as follows:

2006	16,955	million Yen
2005	80,021	million Yen

3. Sales to Foreign Customers

(Figures less than a million Yen are omitted.)

for the six months ended September 30, 2006

	Millions of Yen				
	North America	Europe	Asia	Other	Total
Overseas Sales (A)	22,363	23,809	56,248	5	102,427
Total Consolidated Net Sales (B)					191,697
Overseas Sales ratio A/B	11.7%	12.4%	29.3%	0.0%	53.4%
Regional Sales ratio	21.8%	23.3%	54.9%	0.0%	100.0%

for the six months ended September 30, 2005

	Millions of Yen				
	North America	Europe	Asia	Other	Total
Overseas Sales (A)	20,262	19,259	38,821	6	78,350
Total Consolidated Net Sales (B)					166,738
Overseas Sales ratio A/B	12.2%	11.5%	23.3%	0.0%	47.0%
Regional Sales ratio	25.9%	24.6%	49.5%	0.0%	100.0%

Ref : Differences between the first half of this year and the same period last year

	Millions of Yen				
	North America	Europe	Asia	Other	Total
Overseas Sales (A)	2,101	4,550	17,427	-1	24,077
Total Consolidated Net Sales (B)					24,959
Overseas Sales ratio A/B	10.4%	23.6%	44.9%	-16.7%	30.7%

Note: The Company and subsidiaries are summarized in four segments by geographic area based on the countries where the *Customers* are located. The segments consisted of the following countries:

North America: United States of America, Canada, etc.
Europe: Netherlands, Germany, United Kingdom, etc.
Asia: Singapore, Republic of Korea, Taiwan, etc.
Other: Saudi Arabia, Brazil, etc.

Re: South Africa is included in Europe and Australia is in Asia.

(6) Composition of Net Sales by Business Category

HOYA CORPORATION and Consolidated Subsidiaries (unaudited)

Millions of yen [%]

Business Category / Company	Six months ended September 30, 2006		2005		Variance Value	(%)	Year ended March 31, 2006	
Electro-Optics								
Domestic	48,190	(44.1)	48,073	(52.6)	117	0.2	94,448	(49.6)
Overseas	61,182	(55.9)	43,278	(47.4)	17,904	41.4	96,103	(50.4)
total	109,373	[57.1]	91,352	[54.8]	18,021	19.7	190,551	[55.4]
Photonics								
Domestic	2,832	(61.2)	2,743	(53.6)	89	3.2	5,519	(54.7)
Overseas	1,792	(38.8)	2,374	(46.4)	-582	-24.5	4,573	(45.3)
total	4,625	[2.4]	5,117	[3.1]	-492	-9.6	10,092	[2.9]
Information Technology								
Domestic	51,023	(44.8)	50,817	(52.7)	206	0.4	99,967	(49.8)
Overseas	62,975	(55.2)	45,653	(47.3)	17,322	37.9	100,677	(50.2)
total	113,998	[59.5]	96,470	[57.9]	17,528	18.2	200,644	[58.3]
Vision Care								
Domestic	18,250	(32.1)	18,572	(36.8)	-322	-1.7	36,089	(34.5)
Overseas	38,660	(67.9)	31,884	(63.2)	6,776	21.3	68,367	(65.5)
total	56,911	[29.7]	50,457	[30.2]	6,454	12.8	104,456	[30.4]
Health Care								
Domestic	19,442	(96.5)	17,092	(97.0)	2,350	13.7	34,228	(96.5)
Overseas	714	(3.5)	529	(3.0)	185	35.0	1,254	(3.5)
total	20,156	[10.5]	17,621	[10.6]	2,535	14.4	35,483	[10.3]
Eye Care								
Domestic	37,692	(48.9)	35,664	(52.4)	2,028	5.7	70,317	(50.2)
Overseas	39,375	(51.1)	32,414	(47.6)	6,961	21.5	69,622	(49.8)
total	77,067	[40.2]	68,079	[40.8]	8,988	13.2	139,940	[40.7]
Others								
Domestic	555	(87.9)	1,905	(87.1)	-1,350	-70.9	3,220	(88.4)
Overseas	76	(12.1)	283	(12.9)	-207	-73.1	421	(11.6)
total	631	[0.3]	2,188	[1.3]	-1,557	-71.2	3,642	[1.0]
Total Net Sales								
Domestic	89,270	(46.6)	88,387	(53.0)	883	1.0	173,506	(50.4)
Overseas	102,427	(53.4)	78,350	(47.0)	24,077	30.7	170,722	(49.6)
total	191,697	[100.0]	166,738	[100.0]	24,959	15.0	344,228	[100.0]

Notes: 1.Figures of less than a million yen are omitted.
2.Figures in ( ) are percentages of business category sales.
3.Figures in [ ] are percentages of total net sales.

Notes Relating to Material Facts Occurring After the Closing of Accounts

In a meeting of the Board of Directors on October 19, 2006, HOYA CORPORATION "the Company" decided to grant stock options to directors, executive officers and employees of the Company and its subsidiaries.

The terms and conditions of the stock options granted to directors and executive officers of the Company were resolved at the Board of Directors' meeting in accordance with the deliberation of the compensation committee.

October 19, 2006

HOYA

QUARTERLY REPORT

for the 2nd Quarter : three months ended September 30, 2006

Consolidated (HOYA CORPORATION and Consolidated Subsidiaries)

(unaudited)

Notes:

1. HOYA's fiscal year (FY) : from April 1 to March 31 of the following year.
2. Data used here are unaudited exept that of the year ended March 31, 2006.
3. These financial statements are excerpt translation of Japanese "*Kessan Tanshin*"and have been prepared for the references only of foreign investors in accordance with accounting principles and practices generally accepted in Japan.

HOYA CORPORATION

HOYA

Quarterly Financial Highlights (unaudited)

HOYA CORPORATION and Consolidated Subsidiaries

Performance for the three months ended September 30, 2006 and 2005 (Second Quarter)

(Figures less than a million yen are omitted.)

(1)Results of Operations	Millions of Yen Three months ended Sep.30, 2006	Sep.30, 2005	variance(%)	Jun.30, 2006
Net sales	99,079	84,961	(16.6)	92,618
Operating income	28,126	24,740	(13.7)	27,240
Ordinary income	25,700	26,974	(-4.7)	25,139
Net income	22,899	18,596	(23.1)	21,499
Net income per share(Yen)	53.16	41.72		49.92
Ordinary income / net sales	25.9%	31.7%		27.1%

Notes : No changes have been made in accounting policy.

(2)Financial Position	Millions of Yen As of Sep.30, 2006	Jun.30, 2006	Sep.30, 2005
Total assets	417,361	391,972	391,768
Net assets	322,690	288,734	305,191
Shareholders' equity ratio	76.9%	77.3%	77.9%
Net assets per share (Yen)	745.06	648.87	684.60

(3)Conditions of Cash Flows	Millions of Yen Three months ended Sep.30, 2006	Sep.30, 2005	Jun.30, 2006
Net cash provided by operating activities	35,017	29,802	14,065
Net cash used in investing activities	-14,741	-7,892	-14,825
Net cash used in financing activities	-22,256	88	17,255
Cash and cash equivalents, end of period	98,685	131,304	100,449

Notes :

Hoya Corporation discloses financial reports quarterly on consolidated basis.

The forecast for the fiscal year will be released on consolidated basis when the business results for the third quarter are disclosed.

Hoya Corporation does not guarantee the accuracy or completeness of the information herein. Unless otherwise stated estimates or forecasts are solely those of our company and subject to change without notice. Hoya Corporation accepts no liability whatsoever for any direct or consequential loss arising from any use of this report.

1. Business Overview

1. Results of Operations

1) General Overview

Results of Operations	Millions of Yen Three months ended Sep. 30, 2006
Net sales	99,079
Operating income	28,126
Ordinary income	25,700
Net income	22,899
Net income per share(Yen)	53.16

Economic conditions during the quarter under review were marked by a continuing improving the business climate with keeping high tone of capital investment and expansion of employment. It was also positive factor in the currency market during the term under review, that the major currencies were appreciated all against the yen, on a year-on-year basis. Improvements in corporate performance led to increased employment, improvement in household income and increased expenses, reinforcing the virtuous cycle of further upward growth in corporate capital investment.

Meanwhile, for the HOYA Group overall, in the Electro-Optics sector, the general proactive reinforcement of production capacity by clients and the development of new products were vigorous, promoting robust demand overall and leading to increased revenues. In Vision-Care division, the market overseas for eyeglass lenses showed an expansion while the Healthcare division also performed well, showing an increase in revenues.

As a result, consolidated net sales, operating profits and net income during the quarter under review increased year-on-year basis and posted historical records on quarterly basis.

Quarterly net sales (Million Yen) and average exchange rate
(Yen/US dollar & EURO)


100,000
80,000
60,000
40,000
20,000
0
160.00
140.00
120.00
100.00
80.00
60.00
40.00
20.00
0.00
136.94
131.11
130.22
132.33
132.47
134.87
137.95
137.62
135.25
136.23
140.14
140.92
144.55
148.92
119.25
116.20
108.46
107.13
109.62
111.02
63,913
67,786
68,688
71,057
74,961
78,486
77,786
76,938
81,777
84,961
87,286
90,204
92,618
99,079
Jun-03
Sep-03
Dec-03
Mar-04
Jun-04
Sep-04
Dec-04
Mar-05
Jun-05
Sep-05
Dec-05
Mar-06
Jun-06
Sep-06
Net sales
average exchange rate (US dollar)
(EURO)

Ratio of Net Sales by Business Segment - Quarterly Transition


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Jun-03 Sep-03 Dec-03 Mar-04 Jun-04 Sep-04 Dec-04 Mar-05 Jun-05 Sep-05 Dec-05 Mar-06 Jun-06 Sep-06
Electro-Optics Photonics Vision Care Health Care Others

Quarterly Incomes (Millions of Yen)


30,000
25,000
20,000
15,000
10,000
5,000
0
14,536 14,757 9,795
16,400 15,638 9,129
17,679 17,091 10,419
19,551 19,068 10,205
21,081 22,366 16,222
23,047 24,404 16,671
21,652 22,314 16,123
19,138 20,440 15,118
25,055 27,465 20,389
24,740 26,974 18,596
27,257 27,162 20,120
24,043 22,036 16,514
27,240 25,139 21,499
28,126 25,700 22,899
Jun-03 Sep-03 Dec-03 Mar-04 Jun-04 Sep-04 Dec-04 Mar-05 Jun-05 Sep-05 Dec-05 Mar-06 Jun-06 Sep-06
Operating Income Ordinary Income Net Income

2) Segment Overview

1.Information Technology

Electro-Optics

In terms of mask blanks for manufacturing semiconductors, HOYA received a decent volume of orders for such high-precision products as blanks for phase-shift masks, etc., and sales increased on a year-on-year basis.

There was also an increase in orders for photomasks for semiconductor production, high precision products and next-generation developed products, leading to higher sales volume year-on-year.

Competition among mask producers for orders in the area of large-size masks for LCD use intensified due to the broad reduction in panel prices by LCD panel producers. However the sales of LCD large masks increased year-on-year due to the demand for the new production lines of panel producers.

In terms of glass disks for hard disk drives (HDDs), the demand remained strong and, thanks to a commencing of shipment from new factory in Vietnam, the sales increased substantially on a year-on-year basis.

In optical lenses, in addition to the reemergence of a trend toward increase in lens shipments for digital cameras, the demand for lenses for mobile telephones equipped with cameras increased broadly, resulting in higher sales year-on-year.

Photonics

This segment covers laser-related equipment for industrial, dental and medical applications.
Sales of industrial laser related equipment slowed down in general during the quarter under review, resulting in declined sales, as the same term in the previous year was the peak of investments in new LCD production lines mainly in Taiwan and South Korea.

Quarterly Net Sales of Information Technology (Millions of Yen)


70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
Jun-03
Sep-03
Dec-03
Mar-04
Jun-04
Sep-04
Dec-04
Mar-05
Jun-05
Sep-05
Dec-05
Mar-06
Jun-06
Sep-06
Electro-Optics
Photonics

2. Eye Care

Vision Care

The slump in the domestic market for eyeglass lenses continued as before but HOYA realized growth in the high price bracket through the value-added enhancement of products centered in high-function coatings and newly-designed progressive lenses. In the low price bracket, however, overall sales in the domestic market were at essentially the level as in the previous year due to stiff price competition.

In eyeglass lenses in markets overseas, the expansion continued to advance in sales for newly designed progressive lenses, high refraction lenses and other high value added products in Asia-Oceania, Europe and North America and the markets remained firm. There was an overall increase in the sales volume year-on-year in spite of tough competition due to a price offensive in low-end lenses. In Europe, a recovery in the market became especially apparent centered in Germany, the largest market, and sustained expansion was realized.

As a result, an increase was realized in the sector overall year-on-year.

Health Care

In contact lenses, in addition to the healthy sales results made by the existing directly-owned stores, it will continue to pursue differentiation from competitors through expanded sales in bifocal lenses and other high value added products through the continued establishment of new stores and consulting sales taking advantage of specialized knowledge.

In intraocular lenses, flexible (soft) intraocular lenses, especially yellow-lenses, have been demonstrating robust performance in the domestic market, recording an increase in sales volume year-on-year.

Quarterly Net Sales of Eye Care (Millions of Yen)


45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
Jun-03 Sep-03 Dec-03 Mar-04 Jun-04 Sep-04 Dec-04 Mar-05 Jun-05 Sep-05 Dec-05 Mar-06 Jun-06 Sep-06
Vision Care
Health Care

3. Others

In crystal, the crystal operations were reduced in scale through restructuring and, in services, the spin-off of the temporary staff outplacement service effective March 1, 2006, resulting in a reduction in sales year-on-year in both sectors.

2. Financial Position

	Millions of Yen As of Sep. 30, 2006
Total assets	417,361
Net assets	322,690
Shareholders' equity ratio	76.9%

At the end of the quarter under review, the current assets increased Yen 17,745 million since notes and accounts receivable increased Yen 8,508 million though cash and deposit decreased. Fixed assets increased Yen 7,645 million and total assets increased Yen 25,389 million. Liabilities decreased Yen 8,566 million due to decrease of commercial paper. Net assets came to Yen 322,690 million through earned surplus increased Yen 22,988 million.

3. Conditions of Cash Flows

	Millions of Yen Three months ended Sep. 30, 2006
Net cash provided by operating activities	35,017
Net cash used in investing activities	-14,741
Net cash used in financing activities	-22,256
Cash and cash equivalents, end of period	98,685

In terms of cash flows from operating activities, on the basis of Yen 32,332 million in income before income taxes and Yen 8,512 million in depreciation, net cash provided by operating activities amounted to 35,017 million. Net cash used in investment activities amounted to Yen 14,741 million in cash payments that were mainly used for investment in order to handle next-generation products. Freee cash flow came to Yen 20,276 million and used to repayment for commercial paper. As a result, the term-end balance of cash and cash equivalents decreased by Yen 1,764 million in comparison with that of the end of the previous quarter.

(2) Consolidated Financial Statements (unaudited)

1. Consolidated Balance Sheets

HOYA CORPORATION and Consolidated Subsidiaries

	Millions of Yen			
	As of			
ASSETS	Sep.30,2006	Jun.30,2006	Variance	Sep.30,2005
ASSETS				
Current assets				
Cash and deposits	98,685	100,449	-1,764	131,304
Notes and accounts receivable - trade	91,179	82,671	8,508	77,485
Inventories	45,432	44,254	1,178	38,670
Deferred tax assets	7,863	5,461	2,402	7,961
Other current assets	14,792	7,327	7,465	4,981
Allowance for doubtful receivables	-1,224	-1,182	-42	-1,440
Total current assets	256,728	238,983	17,745	258,963
Fixed asstes				
Tangible fixed assets				
Buildings and structures	30,611	29,900	711	26,321
Machinery and carriers	73,328	62,405	10,923	50,528
Tools, equipment and fixtures	12,103	11,284	819	10,032
Lands	8,867	8,640	227	8,874
Construction in progress	9,474	12,488	-3,014	10,873
Total tangible fixed assets	134,386	124,720	9,666	106,630
Intangible fixed assets				
Total intangible fixed assets	5,851	7,576	-1,725	5,701
Investments and other assets				
Investment securities	12,955	13,117	-162	12,438
Deferred tax assets	2,991	3,154	-163	2,808
Other assets	4,723	4,729	-6	4,941
Allowance for doubtful receivables	-274	-310	36	-309
Total investments and other assets	20,395	20,691	-296	19,879
Total fixed assets	160,633	152,988	7,645	132,210
Deferred charges				
Total deferred charges	-	-	-	594
TOTAL ASSETS	417,361	391,972	25,389	391,768

HOYA CORPORATION and Consolidated Subsidiaries	Millions of Yen			
	As of			
LIABILITIES AND NET ASSETS	Sep.30,2006	Jun.30,2006	Variance	Sep.30,2005
LIABILITIES				
Current liabilities				
Notes and accounts payable - trade	30,228	29,173	1,055	27,580
Commercial paper	7,497	30,000	-22,503	–
Income tax payable	15,219	7,230	7,989	11,937
Accrued bonuses to employees	4,134	2,325	1,809	4,072
Other current liabilities	35,654	32,413	3,241	39,908
Total current liabilities	92,734	101,143	-8,409	83,499
Long-term liabilities				
Allowance for special repairs	662	817	-155	748
Other long-term liabilities	1,274	1,276	-2	1,427
Total long-term liabilities	1,936	2,093	-157	2,176
Total Liabilities	94,671	103,237	-8,566	85,676
NET ASSETS				
Shareholders' equity				
Paid-in capital	6,264	6,264	-	-
Capital surplus	15,898	15,898	-	-
Earned surplus	297,696	274,708	-	-
Treasury stock	-15,521	-15,954	-	-
Advances on subscription to treasury stock	16	3	-	-
Total shareholders' equity	304,353	280,920	-	-
Valuation and translation adjustments				
Valuation difference on available-for-sale securities	-7	-30	-	-
Translation adjustments	16,658	6,966	-	-
Total valuation and translation adjustments	16,651	6,935	-	-
Minority interest	1,685	878	-	-
Total Net Assets	322,690	288,734	-	-
TOTAL LIABILITIES AND NET ASSETS	417,361	391,972	-	-
MINORITY INTEREST	-	-	-	901
SHAREHOLDERS' EQUITY				
Common stock	-	-	-	6,264
Capital surplus	-	-	-	15,898
Retained earnings	-	-	-	297,127
Net unrealized gain (loss) on available-for-sale securities	-	-	-	71
Foreign currency translation adjustments	-	-	-	-6,830
Treasury stock - at cost	-	-	-	-7,340
Total Shareholders' Equity	-	-	-	305,191
TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	-	-	-	391,768

Notes:	Millions of Yen			
1. Accumulated depreciation	196,198	187,926		175,390
2. Guarantees of borrowings and lease obligations for customers and Group's employees	2,702	2,424		1,640
3. Number of shares of treasury stock *(unit : shares)*	4,196,357	4,313,419		3,602,420

2. Consolidated Statements of Income

HOYA CORPORATION and Consolidated Subsidiaries

Millions of Yen

	Three months ended Sep.30, 2006	Sep.30, 2005	Variance Value	Variance (%)	Jun.30, 2006
Net sales	99,079	84,961	14,118	16.6	92,618
Cost of sales	50,117	44,291	5,826	13.2	45,539
Gross profit	48,961	40,669	8,292	20.4	47,079
Selling, general and administrative expenses	20,836	15,930	4,906	30.8	19,838
Operating income	28,126	24,740	3,386	13.7	27,240
Non-operating income	1,351	2,757	-1,406	-51.0	638
Interest income	777	557	220		442
Foreign exchange gains	—	1,191	-1,191		—
Equity in earnings of affiliates	—	645	-645		—
Others	574	364	210		195
Non-operating expenses	3,776	523	3,253	622.0	2,739
Interest expense	2	4	-2		34
Sales discount	186	172	14		191
Foreign exchange losses	2,692	—	2,692		1,668
Equity in losses of affiliates	293	—	293		545
Others	603	348	255		300
Ordinary income	25,700	26,974	-1,274	-4.7	25,139
Extra-ordinary gains	9,987	1,415	8,572	605.8	121
Gain on sales of property, plant and equipment	9,540	24	9,516		66
Others	447	1,391	-944		55
Extra-ordinary losses	3,355	4,894	-1,539	-31.4	439
Loss on disposal of property, plant and equipmen	2,539	203	2,336		119
Maintenance of environment	729	3,538	-2,809		11
Loss on impairment of long-lived assets	67	124	-57		14
Additional retirement benefits paid to employees	5	851	-846		94
Others	14	178	-164		200
Income before income taxes and other items	32,332	23,494	8,838	37.6	24,821
Income taxes - Current	11,015	7,713	3,302	42.8	2,332
Income taxes - Deferred	-1,602	-2,850	1,248	-43.8	955
Minority interests in net income	22	37	-15	-40.5	33
Net income	22,899	18,596	4,303	23.1	21,499
Net income per share(Yen)	53.16	41.72	11.44		49.92
Diluted net income per share(Yen)	52.96	41.57	11.39		49.71

Notes:

1. With effect on November 15, 2005, HOYA CORPORATION carried out a four-for-one stock split. The per share information for the three months ended Sep. 30, 2005 were adjusted to reflect the stock split assuming that the above stock split was exercised on the beginning of the previous fiscal year.

2. Effect of Exchange Rate Change on Net Sales and Incomes ("2006 A" is the actual value of this period. "2006 B" is the nominal value of this period which temporarily exchanged by the currency rate of the same period last year. unit : millions of Yen)

	2006 A	2006 B	influences
Net sales	99,079	97,352	1,727
Operating income	28,126	26,501	1,625
Ordinary income	25,700	24,172	1,528
Net income	22,899	21,577	1,322

3. Average rates of major foreign currencies

		Three months ended Sep.30,2006	Sep.30,2005	Variance(%)	Jun.30,2006
US$	Yen	116.69	112.35	-3.9%	113.97
Euro	Yen	148.92	136.23	-9.3%	144.55
Thail Baht	Yen	3.09	2.71	-14.0%	3.00

3.Quarterly Consolidated Statements of Shareholders' Equity

HOYA CORPORATION and Consolidated Subsidiaries

	Millions of Yen					
	Shareholders' Equity					
	Paid-in Capital	Capital Surplus	Earned Surplus	Treasury Stock	Advances on subscription to treasury stock	Total Shareholders' Equity
BALANCE JUNE 30, 2006	6,264	15,898	274,708	-15,954	3	280,920
Net income			22,899			22,899
Appropriations						
Cash dividends						
Bonus to directors						
Loss on deposit of treasury stock			-200			-200
Repurchases of treasury stocks				-2		-2
Disposal of treasury stocks				436		436
Increase / decrease due to change in accounting standard of overseas consolidated subsidiaries			290			290
Others					13	13
Net increase / decrease during the term under review except in Shareholders' Equity						
Total increase / decrease during the term under review	–	–	22,988	433	13	23,433
BALANCE SEPTEMBER 30, 2006	6,264	15,898	297,696	-15,521	16	304,353

	Millions of Yen				
	Valuation and Translation Adjustments				
	Valuation differnce on available-for-sale securities	Translation Adjustments	Total Valuation and Translation Adjustments	Minority Interest	Total Net Assets
BALANCE JUNE 30, 2006	-30	6,966	6,935	878	288,734
Net income					22,899
Appropriations					
Cash dividends					
Bonus to directors					
Loss on deposit of treasury stock					-200
Repurchases of treasury stocks					-2
Disposal of treasury stocks					436
Increase / decrease due to change in accounting standard of overseas consolidated subsidiaries					290
Others					13
Net increase / decrease during the term under review except in Shareholders' Equity	23	9,692	9,716	807	10,523
Total increase / decrease during the term under review	23	9,692	9,716	807	33,956
BALANCE SEPTEMBER 30, 2006	-7	16,658	16,651	1,685	322,690

Notes:

1. Condition of outstanding stocks		beginning of the period	increase during the period	decrease during the period	end of the period	
	Common stock	435,017,020	–	–	435,017,020	unit : shares

2. Condition of treasury stock		beginning of the period	increase during the period	decrease during the period	end of the period	
	Common stock	4,313,419	633	117,695	4,196,357	unit : shares

The breakdown of increase/decrease of treasury stock (by reason) is as follows :

Increase due to repurchase of treasury stock less than one unit	633	shares
Decrease due to sale of treasury stock less than one unit	95	shares
Decrease due to exercise of stock option	117,600	shares

4. Consolidated Statements of Cash Flows

HOYA CORPORATION and Consolidated Subsidiaries

	Millions of Yen Three months ended			
	Sep.30,2006	Sep.30,2005	Variance	Jun.30,2006
OPERATING ACTIVITIES:				
Income before income taxes and minority interests	32,332	23,494	8,838	24,821
Depreciation and amortization	8,512	5,928	2,584	7,553
Loss on impairment of long-lived assets	67	124	-57	14
Provision for (reversal of) accrued allowances for doubtful receivables	-14	90	-104	-326
Provision for (reversal of) accrued bonuses to employees	1,834	1,997	-163	-1,885
Provision for (Reversal of) reserve for periodic repairs	-155	64	-219	197
Interest income and dividend receivable	-789	-558	-231	-448
Interest expense payable	2	3	-1	34
Foreign exchange loss (gain)	3,256	-153	3,409	72
Equity in earnings of affiliates	293	-645	938	545
Gain on sales of property, plant and equipment and investment securities	-9,539	-23	-9,516	-66
Loss on disposal of property, plant and equipment and investment securities	2,538	202	2,336	119
Losses on write-down of investment securities	7	—	7	—
Bonus to directors	—	—	-	-64
Other	696	-2,183	2,879	84
(Increase) decrease in notes and accounts receivable	-7,633	-1,844	-5,789	-3,875
(Increase) decrease in inventories	-199	-612	413	-3,129
(Increase) decrease in other current assets	2,848	-458	3,306	-1,455
Increase (decrease) in notes and accounts payable	292	1,461	-1,169	803
Increase (decrease) in income taxes payable	-709	713	-1,422	420
Increase (decrease) in other current liabilities	915	2,386	-1,471	728
Sub total	34,554	29,986	4,568	24,143
Interest and dividend receivable	798	619	179	409
Interest payable	-2	-2	0	-23
Income taxes - paid	-333	-801	468	-10,463
Net cash provided by operating activities	35,017	29,802	5,215	14,065
INVESTING ACTIVITIES:				
Purchases of property, plant and equipment	-14,153	-8,335	-5,818	-13,509
Proceeds from sales of property, plant and equipment	421	144	277	153
Purchases of investment securities	-84	—	-84	-120
Proceeds from sales of investment securities	—	—	-	30
Expenditure for loans	-10	—	-10	0
Income from collection of loans	33	11	22	29
Expenditure for other investments	-998	-1,137	139	-872
Income from other investments	49	23	26	373
Net cash used in investing activities	-14,741	-7,892	-6,849	-14,825
FINANCING ACTIVITIES:				
Net increase (decrease) in short-term bank loans	-22,502	-207	-22,295	30,000
Increase in treasury stock	-2	-12	10	-3
Decrease in treasury stock	250	309	-59	178
Dividends paid	—	—	-	-12,920
Dividends paid for minority shareholders	-2	-1	-1	—
Net cash used in financing activities	-22,256	88	-22,344	17,255
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	216	2,307	-2,091	379
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	-1,764	24,305	-26,069	16,875
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	100,449	106,998	-6,549	83,574
CASH AND CASH EQUIVALENTS, END OF PERIOD	98,685	131,304	-32,619	100,449

Notes:

1. Negative figures with "-" (minus) in the above statements indicate net outflow of cash and cash equivalents.
2. The above statements are direct translation from *Kessan Tanshin* made under the Japanese Accounting Standard.
3. Cash and Cash Equivalents at the End of the Period (unit:Millions of Yen) :

	As of		
	Sep.30,2006	Sep.30,2005	Jun.30,2006
Cash and deposits	98,685	131,304	100,449
Total	98,685	131,304	100,449

5. Preparation of the Consolidated Financial Statements

Scope of Consolidation and Application of the Equity Method

1. Number of consolidated subsidiaries : 64 companies
   Major companies: <overseas> HOYA HOLDINGS, INC.,HOYA HOLDINGS N.V.,
   HOYA HOLDINGS ASIA PACIFIC PTE. LTD., HOYA PHOTONICS, INC.
   <domestic> HOYA CANDEO OPTRONICS CORPORATION,
   HOYA HEALTHCARE CORPORATION
2. Number of unconsolidated subsidiaries : None
3. Number of affiliates : 4 companies
   (Number of affiliates accounted for by the equity method : 1 company, NH TECHNO GLASS CORPORATION)

Notes: Changes in Accounting Policies and Others

1. Changes in scope of consolidation and application of the equity method:

A. Scope of consolidation

a) In comparison to the end of the same period last year (Sep. 30, 2005) : 4 companies increased in total.

4 companies increased due to the establishment: HOYA HEALTHCARE (SHANGHAI) CO.,LTD. (China)
HOYA CANDEO OPTRONICS KOREA CO.,LTD. (Korea)
VISION MEMBRANE TECHNOLOGIES, INC.(USA)
HOYA LENS INDIA PRIVATE LIMITED. (India)

2 companies increased due to the acquisition: QSTREAMS NETWORKS, INC. (USA)
HOYA HILL OPTICS SA (PTY) LTD. (South Africa)

1company decreased due to the merger into the parent company : HOYA ADVANCED SEMICONDUCTOR TECHNOLOGIES CO.,LTD. (Japan)

1company decreased due to the closing : HOYA LENS MEXICO, SA.DE.CV. (Mexico)

b) In comparison to the end of previous quarter (June 30, 2006) :
1 company increased due to the establishment: HOYA LENS INDIA PRIVATE LIMITED. (India)

B. Application of the equity method

a) In comparison to the end of the same period last year (Sep. 30, 2005) :
No change

b) In comparison to the end the previous quarter (June 30, 2006) :
No change

	as of Sep. 30,2006	as of Sep. 30,2005	variance	as of Jun. 30, 2006
Consolidated subsidiaries	64 (do 5, os59)	60 (do 6, os54)	4 (do-1, os 5)	63 (do 5, os58)
Nonconsolidated subsidiaries	- (do -, os -)	- (do -, os -)	- (do-, os -)	- (do -, os -)
Affiliates	4 (do 4, os -)	5 (do 5, os -)	-1 (do-1, os-)	4 (do 4, os -)
(accounted for by the equity method)	(1) (do 1, os -)	(1) (do 1, os -)	- (do-, os-)	(1) (do 1, os -)
Total Hoya Group	68	65	3	67
(accounted for by the equity method)	(1)	(1)	-	(1)

(do : domestic, os : overseas)

2. Changes in accounting policy :
   From this fiscal year, the company has changed its classification of industry segment.

Notes Relating to Stock Split

With effect on November 15, 2005, HOYA CORPORATION "the Company" carried out a four-for-one stock split.

1. Outstanding shares before stock split 112,349,005 shares

2. Increase in shares 337,047,015 shares

3. Outstanding shares after increase 449,396,020 shares

The per share information for the three months ended September 30, 2005 are adjusted to reflect the stock split assuming that the above stock split was exercised on the beginning of the previous fiscal year. For your reference, actual per share information which is not adjusted for the same period last year is as follows :

	Three months ended Sep.30,2005	
	not adjusted	**adjusted**
Shareholders' equity per share (Yen)	2,738.40	684.60
Basic net income per share (Yen)	166.88	41.72
Diluted net income per share (Yen)	166.28	41.57

Notes Relating to Investment Securities and Derivatives

1.Investment securities of current market values:

(Millions of Yen)

	As of								
	Sep.30, 2006			Jun.30, 2006			Sep.30, 2005		
Available-for-sale	Cost	Fair Value	Variance	Cost	Fair Value	Variance	Cost	Fair Value	Variance
Available-for-sale : Marketable Equity securities	1,692	1,685	-7	1,692	1,640	-52	159	327	167
Government bonds	-	-	-	-	-	-	-	-	-
Corporate bonds	-	-	-	-	-	-	-	-	-
Others	—	—	—	-	-	-	364	317	-47
Total	1,692	1,685	-7	1,692	1,640	-52	524	644	119

2. Investment securities of non-current market values:

(Millions of Yen)

	As of		
	Sep.30, 2006	Jun.30, 2006	Sep.30, 2005
Non-marketable stock of subsidiaries	10,123	10,412	11,117
Total	10,123	10,412	11,117
Non-marketable equity securities	882	791	261
Others	264	273	414
Total	1,146	1,064	676

3. Derivatives

Significant hedge accounting methods

(1) Hedge accounting methods

Deferral hedging is applied. Appropriation is adopted for hedging exchange risks when the criteria for appropriation are met.

(2) Hedging methods, items covered by hedging and hedging strategy

Exchange risks are hedged based mainly on the company's "Internal Management Regulations", and the company has adopted a policy of not conducting any speculative derivative trading.

Hedging method: forward exchange contracts

Items hedged: Foreign currency denominated debt

Notes Relating to Income Tax

1. Breakdown of major factors giving rise to deferred tax assets and liabilities:

	Millions of Yen		
(1) Current deferred tax assets and liabilities		As of	
Deferred tax assets	Sep.30, 2006	Jun.30, 2006	Sep.30, 2005
Inventories - intercompany unrealized profits	1,965	1,719	2,277
Maintenance of environment	1,701	1,459	1,753
Accrued bonuses to employees	1,544	834	1,564
Loss on close of factory	404	404	—
Accrued enterprise taxes	950	171	777
Other	1,298	872	1,589
Total amount of deferred tax assets - current	7,863	5,461	7,961
(2) Non-current deferred tax assets and liabilities			
Deferred tax assets			
Excess amount of inclusion in deductible expenses for depreciation	1,738	1,866	2,005
Loss on impairment not deductible	619	606	748
Excess amount of inclusion in deductible expenses for allowance for doubtful receivables	111	118	115
Loss on disposal of fixed assets not deductible	518	—	—
Other	734	1,399	845
Total amount of deferred tax assets - fixed	3,723	3,990	3,715
Deferred tax liabilities			
Reserve for deferred income taxes on fixed assets	-332	-398	-423
Special depreciation reserve	-233	-250	-277
Net unrealized gain on available-for-sale securities	—	-21	-40
Other	-165	-165	-165
Total amount of deferred tax liabilities - fixed	-732	-836	-906
Net amount of deferred tax assets - fixed	2,991	3,154	2,808

2. The effective income tax rates of the companies differed from the statutory tax rate for the following reasons:

	Three months ended		
	Sep.30, 2006	Sep.30, 2005	Jun.30, 2006
Statutory tax rate of the Company	40.4 %	40.4 %	40.4 %
(Adjustment)			
Lower income tax rates applicable to income in certain foreign countries	-15.6	-19.1	-19.3
Non-Deductible expenses such as entertainment expenses	0.4	0.2	0.3
Per capita levy of inhabitants tax and others	0.1	0.1	0.1
Non-taxable dividend income	0.0	-0.3	-6.3
Intercompany cash dividend and transactions	0.0	0.4	6.3
Equity in earnings of affiliates	0.4	-1.1	0.9
Refund of income tax paid in previous year	—	—	-5.7
Tax credit on experiment and research expenses	-0.3	-0.5	-0.4
Other adjustment	3.7	0.5	-3.1
Effective income tax rate	29.1	20.7	13.2

Notes Relating to Employees' Retirement Benefits

1. Systems of employees' retirement benefits the Company adopts

The Company had systems to support lump sum severance pay and an employees' pension fund (Kosei Nenkin Kikin). During the third quarter of the fiscal year ended in March 2003, the system of lump sum severance pay was abolished. The employees' pension fund was dissolved with approval for its dissolution sanctioned by the Minister of Health, Labor and Welfare on January 29, 2003 and this has been in the process of completion. On May 26, 2004, the Company obtained approval from the Minister of Health, Labor and Welfare for the completion of the liquidation thereof.

2. Details of liabilities for employees' retirement benefits

(1) Breakdown of liabilities for employees' retirement benefits

None

(2) Breakdown of expenses for employees' retirement benefits

	Three months ended		
	Sep.30, 2006	Sep.30, 2005	Jun. 30, 2006
Additional retirement benefits paid to employees	5	851	94
Total expenses for employees' retirement benefits	5	851	94

(3) Calculation basis of liabilities for employees' retirement benefits

None

Notes Relating to Impairment of Fixed Assets

The company, which groups its assets in terms of its business units, accounted for impairment for the following groups of assets during the terms under review.

Tokyo Studio, etc. in the Crystal Division

Location	Akishima-shi, Tokyo, etc
Use	Facilities for manufacturing crystal glassware, etc
Asset Class	*Machinery and equipment, etc.*

In the Crystal Division, which experienced a substantial decline in demand for personal consumption and for corporate gifts amid the sluggish market, and book value of the asset group relating to this division was decreased to its recoverable amount, and the decrease was posted as impairment loss under extraordinary losses.

	Millions of Yen		
	Three months ended		
	Sep.30, 2006	Sep.30, 2005	Jun.30, 2006
Machinery and others	67	124	14
Total	67	124	14

The recoverable amount of the asset group was measured in terms of its value in use while its future cash flows were computed by discounting them by 5%.

(3) Segment Information (unaudited)

HOYA CORPORATION and Consolidated Subsidiaries

1. Industry Segments

(Figures less than a million Yen are omitted.)

for the three months ended September 30, 2006

Millions of Yen

	Electro-Optics	Photo-nics	Vision Care	Health Care	Others	Total	Elimin. or corp.*	Consolidated
Net sales:								
To outside customers	57,134	2,223	28,985	10,423	314	99,079	–	99,079
Intersegment	91	77	-0	-0	646	812	-812	–
Total	57,225	2,299	28,984	10,423	960	99,892	-812	99,079
Operating expenses	35,449	2,176	23,731	7,996	1,137	70,488	464	70,954
Operating income	21,777	123	5,253	2,427	-176	29,404	-1,278	28,126
Operating income ratio	38.1%	5.4%	18.1%	23.3%	-18.3%	29.4%	-	28.4%
Assets	250,542	7,802	111,318	19,867	2,719	392,251	25,110	417,361
Depreciation	6,464	29	1,690	255	10	8,450	61	8,512
Loss on impairment	–	–	–	–	67	67	–	67
Capital Expenditures	12,287	39	3,718	429	75	16,548	477	17,025
R&D Expenses	2,773	278	429	317	15	3,814	–	3,814
Number of employees (p)	19,281	204	7,388	815	225	27,913	61	27,974

for the three months ended September 30, 2005

Millions of Yen

	Electro-Optics	Photo-nics	Vision Care	Health Care	Others	Total	Elimin. or corp.*	Consolidated
Net sales:								
To outside customers	46,784	2,512	25,607	9,079	978	84,961	–	84,961
Intersegment	534	59	-1	0	1,231	1,823	-1,823	–
Total	47,319	2,572	25,606	9,079	2,208	86,783	-1,823	84,961
Operating expenses	29,208	2,441	20,593	6,831	2,192	61,265	-1,045	60,220
Operating income	18,111	131	5,013	2,248	15	25,518	-779	24,740
Operating income ratio	38.3%	5.1%	19.6%	24.8%	0.7%	29.4%	–	29.1%
Assets	188,839	7,440	93,751	16,514	4,684	311,230	80,537	391,768
Depreciation	4,114	23	1,561	202	13	5,915	12	5,928
Loss on impairment	–	–	–	–	124	124	–	124
Capital Expenditures	9,951	13	1,839	157	135	12,097	27	12,124
R&D Expenses	2,362	260	568	266	8	3,467	–	3,467
Number of employees (p)	14,708	192	6,750	699	383	22,732	52	22,784

Ref : Differences between the first half of this year and the same period last year

Millions of Yen

	Electro-Optics	Photo-nics	Vision Care	Health Care	Others	Total	Elimin. or corp.*	Consolidated
Net sales:								
To outside customers	10,350	-289	3,378	1,344	-664	14,118	-	14,118
Variance(%)	22.1%	-11.5%	13.2%	14.8%	-67.9%	16.6%	-	16.6%
Intersegment	-443	18	1	0	-585	-1,011	1,011	-
Total	9,906	-273	3,378	1,344	-1,248	13,109	1,011	14,118
Operating expenses	6,241	-265	3,138	1,165	-1,055	9,223	1,509	10,734
Operating income	3,666	-8	240	179	-191	3,886	-499	3,386
Variance(%)	20.2%	-6.1%	4.8%	8.0%	#######	15.2%	-	13.7%
Assets	61,703	362	17,567	3,353	-1,965	81,021	-55,427	25,593
Depreciation	2,350	6	129	53	-3	2,535	49	2,584
Loss on impairment	-	-	-	-	-57	-57	-	-57
Capital Expenditures	2,336	26	1,879	272	-60	4,451	450	4,901
R&D Expenses	411	18	-139	51	7	347	-	347
Number of employees (p)	4,573	12	638	116	-158	5,181	9	5,190

*Elimi. or corp. : Eliminations or corporate

Notes:

1. Products and Services of each Business Division:

(1) From this fiscal year, the company has changed its segmentation of industry as follows, because the necessity of classified disclosure for both Crystal and Service has decreased due to the decline of sales and profits by the Company's re-organization :

Business Category	Division	Products and Services
Information Technologies	Electro-Optics	Photomasks and Maskblanks for semiconductors, Masks and Devices for liquid-crystal displays (LCDs) Glass disks for hard disk drives (HDDs), Optical lenses, optical glasses, electronic glasses, Optical communication related devices, etc.
	Photonics	Lazer equipments for industrial, dental, and medical purposes, Light sources for electronics industry, special optical glasses, etc.
Eye Care	Vision Care	Eyeglass lenses, eyeglass frames, etc.
	Health Care	Contact lenses and accessories, intraocular lenses, etc.
Others		Crystal glass products; Design of information systems, etc.

(2) Formerly the company's business segment classification was as follows:

Business Category	Division	Products and Services
Information Technologies	Electro-Optics	Photomasks and Maskblanks for semiconductors, Masks and Devices for liquid-crystal displays (LCDs) Glass disks for hard disk drives (HDDs), Optical lenses, optical glasses, electronic glasses, Optical communication related devices, etc.
	Photonics	Lazer equipments for industrial, dental, and medical purposes, Light sources for electronics industry, special optical glasses, etc.
Eye Care	Vision Care	Eyeglass lenses, eyeglass frames, ophthalmic equipments, etc.
	Health Care	Contact lenses and accessories, intraocular lenses, etc.
Others	Crystal	Crystal glass products
	Service	Design of information systems, placement of temporary staff, etc.

(3) The business results for the three months ended Sep. 30, 2005 according to the former business segment are as follows:

	Millions of Yen								
	Electro-Optics	Photo-nics	Vision Care	Health Care	Crystal	Service	Total	Elimin. or corp.*	Consoli-dated
Net sales:									
To outside customers	46,784	2,512	25,607	9,079	480	498	84,961	–	84,961
Intersegment	534	59	-1	0	15	1,216	1,823	-1,823	–
Total	47,319	2,572	25,606	9,079	494	1,714	86,783	-1,823	84,961
Operating expenses	29,208	2,441	20,593	6,831	667	1,525	61,265	-1,045	60,220
Operating income	18,111	131	5,013	2,248	-173	188	25,518	-779	24,740
Operating income ratio	38.3%	5.1%	19.6%	24.8%	-35.0%	11.0%	29.4%	42.7%	29.1%
Assets	188,839	7,440	93,751	16,514	1,382	3,302	311,230	80,537	391,768
Depreciation	4,114	23	1,561	202	–	13	5,915	12	5,928
Loss on impairment	–	–	–	–	124	–	124	–	124
Capital Expenditures	9,951	13	1,839	157	124	10	12,097	27	12,124
R&D Expenses	2,362	260	568	266	8	–	3,467	–	3,467
Number of employees (p)	14,708	192	6,750	699	129	254	22,732	52	22,784

*Elimi. or corp. : Eliminations or corporate

2. Amounts and composition of unallocable operating expenses are included in "Eliminations or Corporate". Corporate operating expenses mainly consist of the administration expenses of the headquarters of the Company and the overseas regional headquarters, which are not allocated to each industry segment. Corporate operating expenses for the three months ended Sep. 30, 2006 and 2005 are as follows:

2006 1,231 million Yen 2005 757 million Yen

3. Corporate assets included in "Eliminations or Corporate" mainly consist of cash, time deposits, investments securities and administrative assets of the Company and the overseas regional headqarters. Corporate assets as of Sep. 30, 2006 and 2005 are as follows:

2006 19,253 million Yen 2005 82,641 million Yen

2. Geographical Segments

(Figures less than a million Yen are omitted.)

for the three months ended September 30, 2006

Millions of Yen

	Japan	North America	Europe	Asia	Total	Elimin or corp.*	Consolidated
Net sales:							
To outside customers	70,328	9,016	11,539	8,197	99,079	–	99,079
Intersegment	7,131	68	247	41,256	48,702	-48,702	–
Total	77,458	9,083	11,786	49,453	147,781	-48,702	99,079
Operating expenses	66,882	9,073	10,664	34,141	120,759	-49,804	70,954
Operating income	10,577	11	1,123	15,313	27,023	1,103	28,126
Operating income ratio	13.7%	0.1%	9.5%	31.0%	18.3%	–	28.4%
Assets	176,164	13,331	91,006	193,604	474,106	-56,744	417,361

for the three months ended September 30, 2005

Millions of Yen

	Japan	North America	Europe	Asia	Total	Elimin or corp.*	Consolidated
Net sales:							
To outside customers	62,359	8,770	9,174	4,657	84,961	–	84,961
Intersegment	5,773	35	130	28,102	34,040	-34,040	–
Total	68,131	8,806	9,305	32,759	119,000	-34,040	84,961
Operating expenses	56,980	8,416	7,916	22,217	95,529	-35,309	60,220
Operating income	11,151	389	1,389	10,542	23,471	1,268	24,740
Operating income ratio	16.4%	4.4%	14.9%	32.2%	19.7%	–	29.1%
Assets	166,008	18,984	38,340	131,941	355,275	36,493	391,768

Ref : Differences between the second quarter of this year and the same period last year

Millions of Yen

	Japan	North America	Europe	Asia	Total	Elimin or corp.*	Consolidated
Net sales:							
To outside customers	7,969	246	2,365	3,540	14,118	-	14,118
Variance(%)	12.8%	2.8%	25.8%	76.0%	16.6%	-	16.6%
Intersegment	1,358	33	117	13,154	14,662	-14,662	-
Total	9,327	277	2,481	16,694	28,781	-14,662	14,118
Operating expenses	9,902	657	2,748	11,924	25,230	-14,495	10,734
Operating income	-574	-378	-266	4,771	3,552	-165	3,386
Variance(%)	-5.1%	-97.2%	-19.2%	45.3%	15.1%	-	13.7%
Assets	10,156	-5,653	52,666	61,663	118,831	-93,237	25,593

*Elimi. or corp. : Eliminations or corporate

Notes:

1. The Company and its subsidiaries are summarized in four segments by geographic area based on the countries where the *Group offices* are located. The segments consisted of the following countries:

North America:	United States of America and Canada
Europe:	Netherlands, Germany, United Kingdom, etc., including South Africa
Asia:	Singapore, Republic of Korea, Taiwan, etc., including Australia

2. Amounts and composition of unallocable operating expenses are included in "Eliminations or Corporate". Corporate operating expenses mainly consist of the administration expenses of the headquarters of the Company and the overseas regional headquarters, which are not allocated to each industry segment. Corporate operating expenses for the three months ended Sep. 30, 2006 and 2005 are as follows:

2006	1,132	million Yen
2005	682	million Yen

3. Corporate assets included in "Eliminations or Corporate" mainly consist of cash, time deposits, investments securities and administrative assets of the Company and the overseas regional headquarters. Corporate assets as of Sep. 30, 2006 and 2005 are as follows:

2006	16,955	million Yen
2005	80,021	million Yen

3. Sales to Foreign Customers

(Figures less than a million Yen are omitted.)

for the three months ended September 30, 2006

	Millions of Yen				
	North America	Europe	Asia	Other	Total
Overseas Sales (A)	10,875	12,091	30,390	0	53,356
Total Consolidated Net Sales (B)					99,079
Overseas Sales ratio A/B	11.0%	12.2%	30.7%	0.0%	53.9%
Regional Sales ratio	20.4%	22.7%	56.9%	0.0%	100.0%

for the three months ended September 30, 2005

	Millions of Yen				
	North America	Europe	Asia	Other	Total
Overseas Sales (A)	10,774	9,628	19,874	3	40,281
Total Consolidated Net Sales (B)					84,961
Overseas Sales ratio A/B	12.7%	11.3%	23.4%	0.0%	47.4%
Regional Sales ratio	26.8%	23.9%	49.3%	0.0%	100.0%

Ref:

Differences between the second quarter of this year and the same period last year

	Millions of Yen				
	North America	Europe	Asia	Other	Total
Overseas Sales (A)	101	2,463	10,516	-3	13,075
Total Consolidated Net Sales (B)					14,118
Variance(%)	0.9%	25.6%	52.9%	-	32.5%

Note: The Company and subsidiaries are summarized in four segments by geographic area based on the countries where the *Customers* are located. The segments consisted of the following countries:

North America:	United States of America, Canada, etc.
Europe:	Netherlands, Germany, United Kingdom, etc.
Asia:	Singapore, Republic of Korea, Taiwan, etc.
Other:	Saudi Arabia, Brazil, etc.

Re: South Africa is included in Europe and Australia is in Asia.

(4) Composition of Net Sales by Business Category

HOYA CORPORATION and Consolidated Subsidiaries (unaudited)

Millions of yen [%]

Business Category / Company	Three months ended Sep.30, 2006		Three months ended Sep.30, 2005		Variance Value	Variance (%)	Three months ended Jun.30, 2006	
Electro-Optics								
Domestic	24,536	(42.9)	24,189	(51.7)	347	1.4	23,654	(45.3)
Overseas	32,597	(57.1)	22,595	(48.3)	10,002	44.3	28,585	(54.7)
total	57,134	[57.7]	46,784	[55.1]	10,350	22.1	52,239	[56.4]
Photonics								
Domestic	1,416	(63.7)	1,286	(51.2)	130	10.1	1,416	(59.0)
Overseas	806	(36.3)	1,226	(48.8)	-420	-34.3	986	(41.0)
total	2,223	[2.2]	2,512	[2.9]	-289	-11.5	2,402	[2.6]
Information Technology								
Domestic	25,953	(43.7)	25,475	(51.7)	478	1.9	25,070	(45.9)
Overseas	33,404	(56.3)	23,822	(48.3)	9,582	40.2	29,571	(54.1)
total	59,357	[59.9]	49,297	[58.0]	10,060	20.4	54,641	[59.0]
Vision Care								
Domestic	9,365	(32.3)	9,538	(37.2)	-173	-1.8	8,885	(31.8)
Overseas	19,620	(67.7)	16,069	(62.8)	3,551	22.1	19,040	(68.2)
total	28,985	[29.3]	25,607	[30.1]	3,378	13.2	27,926	[30.2]
Health Care								
Domestic	10,131	(97.2)	8,837	(97.3)	1,294	14.6	9,310	(95.7)
Overseas	292	(2.8)	242	(2.7)	50	20.7	422	(4.3)
total	10,423	[10.5]	9,079	[10.7]	1,344	14.8	9,733	[10.5]
Eye Care								
Domestic	19,496	(49.5)	18,375	(53.0)	1,121	6.1	18,195	(48.3)
Overseas	19,912	(50.5)	16,311	(47.0)	3,601	22.1	19,463	(51.7)
total	39,408	[39.8]	34,686	[40.8]	4,722	13.6	37,659	[40.7]
Others								
Domestic	274	(87.3)	830	(84.9)	-556	-67.0	280	(88.6)
Overseas	40	(12.7)	148	(15.1)	-108	-73.0	36	(11.4)
total	314	[0.3]	978	[1.2]	-664	-67.9	317	[0.3]
Total Net Sales								
Domestic	45,723	(46.1)	44,680	(52.6)	1,043	2.3	43,547	(47.0)
Overseas	53,356	(53.9)	40,281	(47.4)	13,075	32.5	49,071	(53.0)
total	99,079	[100.0]	84,961	[100.0]	14,118	16.6	92,618	[100.0]

Notes: 1.Figures of less than a million yen are omitted.
2.Figures in ( ) are percentages of business category sales.
3.Figures in [ ] are percentages of total net sales.

Notes Relating to Material Facts Occurring After the Closing of Accounts

In a meeting of the Board of Directors on October 19, 2006, HOYA CORPORATION "the Company" decided to grant stock options to directors, executive officers and employees of the Company and its subsidiaries.

The terms and conditions of the stock options granted to directors and executive officers of the Company were resolved at the Board of Directors' meeting in accordance with the deliberation of the compensation committee.

HOYA

2007(平成19)年3月期 第2四半期・中間期 連結決算参考資料
Fact Book 2007 - Consolidated - 2nd Quarter & Interim
Three months & Six months ended September 30, 2006

目 次 ・ Table of contents

※ 本資料は、当社の評価を行うための参考となる情報提供のみを目的としたものです。将来の業績の見通しについては、現在入手可能な情報から得られた HOYA の経営者の判断に基づいています。従ってこれらの業績見通しのみに全面的に依存することはお控えくださるようお願いいたします。実際の業績は、さまざまな重要な要素により、これら業績見通しとは大きく異なる結果となりうることをご承知おきください。予想数字等は今後の経済情勢・社内事情により修正を行うことがあります。投資等の最終決定は、ご自身の判断でなさるようにお願いいたします。投資の結果等に対する責任は負いかねますのでご了承下さい。
This report is provided solely for the purpose of reference to those investors making their own evaluation of the company at their own risks. This report contains estimates that are forward-looking statements based on management's assumptions and beliefs in light of the information currently available to it and therefore you should not place undue reliance on them in making investment decisions. HOYA cautions you that actual results may differ substantially from those discussed in the estimates and forecasts due to various factors. We do not guarantee the accuracy or completeness of the information herein. Unless otherwise stated estimates or forecasts are solely those of our company and subject to change without notice. We accept no liability whatsoever for any direct or consequential loss arising from any use of this report.

※ 本資料に含まれる 1 株当たりデータおよび株価につきましては、平成 17 年 11 月 15 日付けで行なった1対4の株式分割を反映し、遡及修正して表示しております。
Per share data and stock price shown in this report have been retroactively adjusted reflecting four for one stock split effective on November 15, 2005.

1. 経営成績・Results of Operations (百万円・¥ Million)


年度推移 (Annual Transition)
500,000
400,000
300,000
200,000
100,000
235,265
246,293
271,443
308,172
344,228
2002.3
2003.3
2004.3
2005.3
2006.3


中間推移 (Interim Transition)
300,000
250,000
200,000
150,000
100,000
153,447
166,738
191,697
2004.9
2005.9
2006.9


四半期推移 (Quarter Transition)
120,000
100,000
80,000
60,000
40,000
74,961
78,486
77,786
76,938
81,777
84,961
87,286
90,204
92,618
99,079
2005-1Q
2005-2Q
2005-3Q
2005-4Q
2006-1Q
2006-2Q
2006-3Q
2006-4Q
2007-1Q
2007-2Q


2Q推移 (2Q Transition)
120,000
100,000
80,000
60,000
40,000
84,961
99,079
2006-2Q
2007-2Q

売上高・Net Sales　営業利益率・Operating Margin　経常利益率・Ordinary Income Ratio　当期純利益率・Return on Sales =ROS

	2002.3	2003.3	2004.3	2005.3	2006.3
売上高・Net Sales	235,265	246,293	271,443	308,172	344,228
営業利益率・Operating Margin	18.7%	21.5%	25.1%	27.6%	29.4%
経常利益率・Ordinary Income Ratio	19.5%	20.7%	24.5%	29.1%	30.1%
当期純利益率・Return on Sales =ROS	10.1%	8.1%	14.6%	20.8%	22.0%

	2004.9	2005.9	2006.9
売上高・Net Sales	153,447	166,738	191,697
営業利益率・Operating Margin	28.8%	29.9%	28.9%
経常利益率・Ordinary Income Ratio	30.5%	32.6%	26.5%
当期純利益率・Return on Sales =ROS	21.4%	23.4%	23.2%

	2005-1Q	2005-2Q	2005-3Q	2005-4Q	2006-1Q	2006-2Q	2006-3Q	2006-4Q	2007-1Q	2007-2Q
売上高・Net Sales	74,961	78,486	77,786	76,938	81,777	84,961	87,286	90,204	92,618	99,079
営業利益率・Operating Margin	28.1%	29.4%	27.8%	24.9%	30.6%	29.1%	31.2%	26.7%	29.4%	28.4%
経常利益率・Ordinary Income Ratio	29.8%	31.1%	28.7%	26.6%	33.6%	31.7%	31.1%	24.4%	27.1%	25.9%
当期純利益率・Return on Sales =ROS	21.6%	21.2%	20.7%	19.6%	24.9%	21.9%	23.1%	18.3%	23.2%	23.1%

	2006-2Q	2007-2Q
売上高・Net Sales	84,961	99,079
営業利益率・Operating Margin	29.1%	28.4%
経常利益率・Ordinary Income Ratio	31.7%	25.9%
当期純利益率・Return on Sales =ROS	21.9%	23.1%

※表中の「Q」は四半期を示し、1Q(第1四半期)4～6月、2Q(第2四半期)7～9月、3Q(第3四半期)10～12月、4Q(第4四半期)翌年1～3月を意味してます。
※四半期表示のグラフにある年号は、当該決算期の終了する年を表示してます。例えば、「2007-2Q」は、2007年(平成19年)3月期の第2四半期(2006年7月1日から2006年9月30日まで)の3ヶ月間の経営成績あるいは2006年9月30日現在の財政状態を表示してます。

Notes:

1. 1Q : From April 1 to June 30, 2Q : July 1- Sep.30, 3Q : Oct.1 - Dec.31 and 4Q : Jan.1 - Mar. 31 of the following year.
2. HOYA's fiscal year is from April 1 to March 31 of the following year. Years shown in this report represent 12-month period ended March 31 of given year. For example, you can find the result of operations during the three months ended Sep. 30, 2006 or condition of finance as of Sep. 30, 2006 in 2007-2Q scale.

(1) 連結範囲及び持分法の適用に関する事項

(1)連結子会社数…64社

主要会社名：

(海外) HOYA HOLDINGS, INC., HOYA HOLDINGS N.V., HOYA HOLDINGS ASIA PACIFIC PTE LTD, HOYA PHOTONICS, INC.

(国内) HOYA CANDEO OPTRONICS株式会社、HOYAヘルスケア株式会社

(2)関連会社数…4社(うち持分法適用会社数…1社、NHテクノグラス株式会社)

(2) 会計処理の方法等の変更

(1)連結範囲及び持分法の適用の異動状況

連結範囲：前期末(平成18年3月末)との比較…2社増

・買収により1社増加　HOYA HILL OPTICS SA (PTY) LTD (南アフリカ)
・設立により1社増加　HOYA LENS INDIA PRIVATE LIMITED(インド)

(2)会計処理の方法：事業の種類別セグメント情報における事業区分を変更しております。

Scope of Consolidation and Application of the Equity Method

1. Number of consolidated subsidiaries : 64 companies

Major consolidated subsidiaries :
<overseas> HOYA HOLDINGS, INC., HOYA HOLDINGS N.V., HOYA HOLDINGS ASIA PACIFIC PTE LTD., HOYA PHOTONICS, INC.
<Japan>HOYA CANDEO OPTRONICS CORP., HOYA HEALTHCARE CORP.

2. Number of affiliates : 4 companies
(Number of affiliated accounted for by the equity method : 1 company; NH TECHNO GLASS CORP.)

Changes in Accounting Policies and others in comparison to the end of March 31, 2006

1. Changes in scope of consolidation and application of the equity method
Scope of consolidation : 2 company increased
1 company increased due to acquisition: HOYA HILL OPTICS SA (PTY) LTD (South Africa)
1 company increased due to establishment: HOYA LENS INDIA PRIVATE LIMITED (India)

2. Changes in accounting policy :
The company has changed its classification of industry segments.

参考	当第2四半期(平成19年3月期) as of September 30, 2006	前期(平成18年3月期) as of March 31, 2006	前期末との増減 Increase/Decrease
連結子会社数 Consolidated Subsidiaries	64 (do 5 , os 59)	62 (do 5 , os 57)	+2 (do — , os +2)
非連結子会社数 Unconsolidated Subsidiaries	— (do — , os —)	— (do — , os —)	— (do — , os —)
関連会社数 Affiliates	4 (do 4 , os —)	5 (do 5 , os —)	-1 (do -1 , os —)
(うち持分法適用会社数 Affiliates accounted for by the equity method)	(1) (do 1 , os —)	(1) (do 1 , os —)	— (do — , os —)
合計・Total	68	67	+1

※. do : 国内・domestic , os : 海外・overseas

2. 収益性・Profitability (円・¥)



年度推移(Annual Transition)
中間推移(Interim Transition)
四半期毎の推移(Quarter Transition)
2Q推移 (2Q Transition)
一株当たり当期純利益・Earnings Per Share=EPS
総資産経常利益率・Ordinary Income/Total Assets
自己資本当期純利益率・ROE
総資産当期純利益率・Return on Assets =ROA

	2002.3	2003.3	2004.3	2005.3	2006.3
一株当たり当期純利益・EPS	50.78	42.77	87.74	144.71	171.71
自己資本当期純利益率・ROE	11.5%	9.0%	17.8%	25.8%	27.1%
総資産経常利益率・Ordinary Income/Total Asset	16.8%	18.4%	23.6%	27.9%	29.1%
総資産当期純利益率・Return on Assets =ROA	8.7%	7.3%	14.0%	20.0%	21.2%

	2004.9	2005.9	2006.9
一株当たり当期純利益・EPS	74.73	87.47	103.08
自己資本当期純利益率・ROE	14.0%	13.4%	14.8%
総資産経常利益率・Ordinary Income/Total Asset	15.3%	14.6%	13.1%
総資産当期純利益率・Return on Assets =ROA	10.8%	10.5%	11.4%

	2005-1Q	2005-2Q	2005-3Q	2005-4Q	2006-1Q	2006-2Q	2006-3Q	2006-4Q	2007-1Q	2007-2Q
一株当たり当期純利益・EPS	37.28	37.44	36.20	33.79	45.75	41.72	46.20	38.21	49.92	53.16
自己資本当期純利益率・ROE	7.2%	6.9%	6.3%	5.6%	7.2%	6.3%	7.1%	6.1%	7.6%	7.5%
総資産経常利益率・Ordinary Income/Total Asset	7.7%	8.0%	6.9%	6.0%	7.8%	7.2%	7.3%	6.1%	6.7%	6.4%
総資産当期純利益率・Return on Assets =ROA	5.6%	5.4%	5.0%	4.4%	5.8%	5.0%	5.4%	4.6%	5.7%	5.7%

	2006-2Q	2007-2Q
一株当たり当期純利益・EPS	41.72	53.16
自己資本当期純利益率・ROE	6.3%	7.5%
総資産経常利益率・Ordinary Income/Total Asset	7.2%	6.4%
総資産当期純利益率・Return on Assets =ROA	5.0%	5.7%

3. 利益状況・Profits (百万円・¥Million)



年度推移(Annual Transition)
中間推移(Interim Transition)
四半期毎の推移(Quarter Transition)
2Q推移 (2Q Transition)
営業利益・Operating Profit
経常利益・Ordinary Income
当期純利益・Net Income
平均為替レート・Exchange rate(¥/US$)
EURO平均為替レート・Exchange rate(¥/EURO)

	2002.3	2003.3	2004.3	2005.3	2006.3
営業利益・Operating Profit	43,897	52,982	68,166	84,920	101,095
経常利益・Ordinary Income	45,774	50,874	66,554	89,525	103,637
当期純利益・Net Income	23,740	20,037	39,548	64,135	75,620
平均為替レート・Exchange rate(¥/US$)	125.89	121.20	112.76	107.60	113.93
EURO平均為替レート・Exchange rate(¥/EURO)	110.98	121.48	132.65	135.73	138.13

	2004.9	2005.9	2006.9
営業利益・Operating Profit	44,128	49,795	55,366
経常利益・Ordinary Income	46,771	54,439	50,839
当期純利益・Net Income	32,894	38,985	44,398
平均為替レート・Exchange rate(¥/US$)	110.32	110.36	115.33
EURO平均為替レート・Exchange rate(¥/EURO)	133.67	135.74	146.74

	2005-1Q	2005-2Q	2005-3Q	2005-4Q	2006-1Q	2006-2Q	2006-3Q	2006-4Q	2007-1Q	2007-2Q
営業利益・Operating Profit	21,081	23,047	21,652	19,138	25,055	24,740	27,257	24,043	27,240	28,126
経常利益・Ordinary Income	22,366	24,404	22,314	20,440	27,465	26,974	27,162	22,036	25,139	25,700
当期純利益・Net Income	16,222	16,671	16,123	15,118	20,389	18,596	20,120	16,514	21,499	22,899
平均為替レート・Exchange rate(¥/US$)	109.62	111.02	104.52	105.25	108.36	112.35	117.83	117.16	113.97	116.69
EURO平均為替レート・Exchange rate(¥/EURO)	132.47	134.87	137.95	137.62	135.25	136.23	140.14	140.92	144.55	148.92

	2006-2Q	2007-2Q
営業利益・Operating Profit	24,740	28,126
経常利益・Ordinary Income	26,974	25,700
当期純利益・Net Income	18,596	22,899
平均為替レート・Exchange rate(¥/US$)	112.35	116.69
EURO平均為替レート・Exchange rate(¥/EURO)	136.23	148.92

4. 事業の種類別セグメント情報[売上高構成比率]・Business Segment Information (Share of net sales)



年度推移 (Annual Transition)
Electro-Optics
Photonics
Vision Care
Health Care
Other
中間推移 (Interim Transition)
四半期毎の推移 (Quarter Transition)
2Q推移 (2Q Transition)

		2002.3	2003.3	2004.3	2005.3	2006.3
情報通信分野	Electro-Optics	43.1%	45.3%	49.8%	53.8%	55.4%
(Information Technology)	Photonics	3.1%	2.2%	1.5%	3.5%	2.9%
アイケア分野	Vision Care	39.6%	38.3%	36.2%	30.8%	30.4%
(Eye Care)	Health Care	9.8%	10.9%	10.4%	10.2%	10.3%
その他の事業 (Other Businesses)		4.4%	3.3%	2.1%	1.7%	1.0%

		2004.9	2005.9.	2006.9.
情報通信分野	Electro-Optics	53.8%	54.8%	57.1%
(Information Technology)	Photonics	3.8%	3.1%	2.4%
アイケア分野	Vision Care	30.4%	30.2%	29.7%
(Eye Care)	Health Care	10.3%	10.6%	10.5%
その他の事業 (Other Businesses)		1.7%	1.3%	0.3%

		2005-1Q	2005-2Q	2005-3Q	2005-4Q	2006-1Q	2006-2Q	2006-3Q	2006-4Q	2007-1Q	2007-2Q
情報通信分野	Electro-Optics	53.5%	54.1%	54.3%	53.2%	54.5%	55.1%	56.0%	55.8%	56.4%	57.7%
(Information Technology)	Photonics	3.8%	3.7%	3.3%	3.1%	3.2%	2.9%	2.8%	2.8%	2.6%	2.2%
アイケア分野	Vision Care	30.5%	30.3%	30.6%	31.8%	30.4%	30.1%	30.0%	30.9%	30.2%	29.3%
(Eye Care)	Health Care	10.3%	10.3%	10.0%	10.2%	10.4%	10.7%	10.2%	9.9%	10.5%	10.5%
その他の事業 (Other Businesses)		1.9%	1.6%	1.8%	1.7%	1.5%	1.2%	1.0%	0.6%	0.3%	0.3%

		2006-2Q	2007-2Q
情報通信分野	Electro-Optics	55.1%	57.7%
(Information Technology)	Photonics	2.9%	2.2%
アイケア分野	Vision Care	30.1%	29.3%
(Eye Care)	Health Care	10.7%	10.5%
その他の事業 (Other Businesses)		1.2%	0.3%

5. 所在地別セグメント情報[売上高構成比率]・Geographical Segment Information (Share of net sales)



年度推移 (Annual Transition)
北米・North America
欧州・Europe
アジア・Asia
日本・Japan
中間推移 (Interim Transition)
四半期毎の推移 (Quarter Transition)
2Q推移 (2Q Transition)

	2002.3	2003.3	2004.3	2005.3	2006.3
北米・North America	15.7%	14.5%	12.2%	10.0%	10.3%
欧州・Europe	12.3%	13.2%	13.8%	11.0%	11.4%
アジア・Asia	4.2%	4.8%	4.6%	4.1%	7.1%
日本・Japan	67.8%	67.5%	69.4%	74.9%	71.2%

	2004.9	2005.9.	2006.9.
北米・North America	10.3%	10.1%	9.4%
欧州・Europe	10.4%	11.0%	11.9%
アジア・Asia	3.9%	5.6%	8.2%
日本・Japan	75.4%	73.3%	70.5%

	2005-1Q	2005-2Q	2005-3Q	2005-4Q	2006-1Q	2006-2Q	2006-3Q	2006-4Q	2007-1Q	2007-2Q
北米・North America	10.8%	9.8%	9.9%	9.4%	9.9%	10.3%	10.3%	10.6%	9.8%	9.1%
欧州・Europe	10.7%	10.1%	11.5%	11.6%	11.1%	10.8%	11.7%	11.9%	12.1%	11.6%
アジア・Asia	3.9%	3.8%	3.9%	4.9%	5.7%	5.5%	7.7%	9.5%	8.2%	8.3%
日本・Japan	74.6%	76.3%	74.7%	74.1%	73.3%	73.4%	70.3%	68.0%	69.9%	71.0%

	2006-2Q	2007-2Q
北米・North America	10.3%	9.1%
欧州・Europe	10.8%	11.6%
アジア・Asia	5.5%	8.3%
日本・Japan	73.4%	71.0%

6. 第2四半期 事業の種類別セグメント情報〔成長性と収益性〕・2Q Sales Growth and Profitability by Business Segment



July 1～Sep. 30, 2006 VS July 1～Sep. 30, 2005
円の大きさは営業利益額
・Size of circles shows the volume of operating profit.
ホトニクス・その他は省略
・Photonics and Other Businesses are omitted as they locate outside the map.
Consolidated Basis
エレクトロオプティクス
Electro-Optics
ビジョンケア
Vision Care
ヘルスケア
Health Care
25.0%
15.0%
5.0%
15.0%
20.0%
25.0%
30.0%
35.0%
40.0%
45.0%
売上高営業利益率・Operating Margin
売上高成長率・Sales Growth Ratio

July 1, 2006 – Sep. 30, 2006

	売上高営業利益率 Operating Margin	売上高成長率 Sales Growth ratio
Electro-Optics	38.1%	22.1%
Photonics	5.4%	11.5%
Vision Care	18.1%	13.2%
Health Care	23.3%	14.8%
Other Businesses	18.3%	67.9%
CONSOLIDATED	28.4%	16.6%

July 1, 2005 – Sep. 30, 2005

	売上高営業利益率 Operating Margin	売上高成長率 Sales Growth ratio
Electro-Optics	38.3%	10.3%
Photonics	5.1%	14.1%
Vision Care	19.6%	7.6%
Health Care	24.8%	12.3%
Other Businesses	0.7%	43.1%
CONSOLIDATED	29.1%	8.2%

7. 第2四半期 所在地別セグメント情報〔成長性と収益性〕・2Q Sales Growth and Profitability by Geographical Segment



July 1～Sep. 30, 2006 VS July 1～Sep. 30, 2005
円の大きさは営業利益額
・Size of circles shows the volume of operating profit.
アジア・Asia
欧州・Europe
北米・USA
日本・Japan
Consolidated Basis
Consolidated Basis
100.0%
60.0%
20.0%
-20.0%
0.0%
5.0%
10.0%
15.0%
20.0%
25.0%
30.0%
35.0%
売上高営業利益率・Operating Margin
売上高成長率・Sales Growth Ratio

July 1, 2006 – Sep. 30, 2006

	売上高営業利益率 Operating Margin	売上高成長率 Sales Growth ratio
日本・Japan	13.7%	12.8%
北米・North America	0.1%	2.8%
欧州・Europe	9.5%	25.8%
アジア・Asia	31.0%	76.0%
CONSOLIDATED	28.4%	16.6%

July 1, 2005 – Sep. 30, 2005

	売上高営業利益率 Operating Margin	売上高成長率 Sales Growth ratio
日本・Japan	16.4%	4.2%
北米・North America	4.4%	14.2%
欧州・Europe	14.9%	15.1%
アジア・Asia	32.2%	57.1%
CONSOLIDATED	29.1%	8.2%

8. 事業の種類別営業利益率・Business Segment Information (Operating Margin)


年度の推移 (Annual Transition)
Electro-Optics
Health Care
Vision Care
Photonics
Other Businesses
2002.3
2003.3.
2004.3
2005.3
2006.3
Electro-Optics

		2002.3	2003.3.	2004.3	2005.3	2006.3
情報通信分野	Electro-Optics	27.3%	30.8%	33.4%	38.1%	39.1%
(Information Technology)	Photonics	-6.5%	-10.7%	-1.9%	8.1%	9.0%
アイケア分野	Vision Care	15.5%	16.0%	17.8%	18.0%	19.5%
(Eye Care)	Health Care	14.3%	19.0%	22.1%	22.7%	19.3%
その他の事業 (Other Businesses)		1.9%	2.0%	1.0%	2.4%	6.1%


中間推移 (Interim Transition)
Electro-Optics
Health Care
Vision Care
Photonics
Other Businesses
2004.9
2005.9.
2006.9.
Photonics

2004.9	2005.9.	2006.9.
39.7%	40.1%	38.3%
12.9%	7.4%	6.8%
17.3%	18.7%	18.3%
24.2%	24.4%	22.5%
6.6%	1.5%	-5.8%


四半期毎の推移 (Quarter Transition)
Electro-Optics
Health Care
Vision Care
Photnics
Other Businesses
-18.3
2005-1Q
2005-2Q
2005-3Q
2005-4Q
2006-1Q
2006-2Q
2006-3Q
2006-4Q
2007-1Q
2007-2Q
Vision Care
Health Care

2005-1Q	2005-2Q	2005-3Q	2005-4Q	2006-1Q	2006-2Q	2006-3Q	2006-4Q	2007-1Q	2007-2Q
38.9%	40.5%	37.3%	35.5%	42.0%	38.3%	39.8%	36.8%	38.6%	38.1%
13.6%	12.2%	6.4%	-1.5%	9.7%	5.1%	12.0%	9.4%	8.2%	5.4%
17.3%	17.4%	20.1%	17.2%	17.9%	19.6%	21.9%	18.7%	18.5%	18.1%
23.8%	24.6%	21.9%	20.6%	24.1%	24.8%	21.0%	7.6%	21.7%	23.3%
10.3%	2.8%	2.6%	-6.4%	2.3%	0.7%	23.0%	-2.0%	5.9%	-18.3%


2Q推移 (2Q Transition)
Electro-Optics
Health Care
Vision Care
Photonics
Other Businesses
-18.3
2006-2Q
2007-2Q
Other Businesses

2006-2Q	2007-2Q
38.3%	38.1%
5.1%	5.4%
19.6%	18.1%
24.8%	23.3%
0.7%	-18.3%

9. 顧客所在地別売上高構成比率・Sales to Domestic and Foreign Customers


年度推移(Annual Transition)
北米・North America
欧州・Europe
アジア・Asia
日本・Japan

	2002.3	2003.3.	2004.3	2005.3	2006.3
北米・North America	16.9%	14.9%	14.1%	14.1%	12.4%
欧州・Europe	16.2%	15.8%	14.8%	11.8%	12.0%
アジアおよびその他・Asia	10.7%	13.3%	16.5%	20.1%	25.2%
日本・Japan	56.2%	56.0%	54.6%	54.0%	50.4%


中間推移(Interim Transition)

	2004.9	2005.9.	2006.9.
北米・North America	14.9%	12.2%	11.7%
欧州・Europe	11.4%	11.5%	12.4%
アジアおよびその他・Asia	19.0%	23.3%	29.3%
日本・Japan	54.7%	53.0%	46.6%


四半期毎の推移(Quarter Transition)

	2005-1Q	2005-2Q	2005-3Q	2005-4Q	2006-1Q	2006-2Q	2006-3Q	2006-4Q	2007-1Q	2007-2Q
北米・North America	15.3%	14.6%	14.0%	12.6%	11.6%	12.7%	11.5%	13.7%	12.4%	11.0%
欧州・Europe	11.7%	11.1%	12.2%	12.2%	11.8%	11.3%	12.3%	12.4%	12.7%	12.2%
アジアおよびその他・Asia	17.8%	20.1%	20.0%	22.3%	23.2%	23.4%	26.9%	27.2%	27.9%	30.7%
日本・Japan	55.2%	54.2%	53.8%	52.9%	53.4%	52.6%	49.3%	46.7%	47.0%	46.1%


2Q推移 (2Q Transition)

	2006-2Q	2007-2Q
北米・North America	12.7%	11.0%
欧州・Europe	11.3%	12.2%
アジアおよびその他・Asia	23.4%	30.7%
日本・Japan	52.6%	46.1%

10. 財政状態・Condition of Assets *(百万円・¥Million)*


年間推移(Annual Transition)

	2002.3	2003.3	2004.3	2005.3	2006.3
総資産・Total Assets	278,067	274,288	289,887	351,482	361,537
自己資本・Shareholders' Equity	219,180	224,218	218,978	277,889	279,480
自己資本比率・Shareholders' Equity Ratio	78.8%	81.7%	75.5%	79.1%	77.3%


中間推移(Interim Transition)

	2004.9	2005.9.	2006.9.
総資産・Total Assets	319,944	391,768	417,361
自己資本・Shareholders' Equity	250,696	305,191	321,005
自己資本比率・Shareholders' Equity Ratio	78.4%	77.9%	76.9%


四半期毎の推移(Quarter Transition)

	2004.6.	2004.9.	2004.12.	2005.3.	2005.6.	2005.9.	2005.12.	2006.3.	2006.6.	2006.9.
総資産・Total Assets	293,699	319,944	329,739	351,482	352,588	391,768	356,966	361,537	391,972	417,361
自己資本・Shareholders' Equity	230,648	250,696	260,157	277,889	286,827	305,191	259,926	279,480	287,855	321,005
自己資本比率・Shareholders' Equity Ratio	78.5%	78.4%	78.9%	79.1%	81.3%	77.9%	72.8%	77.3%	73.4%	76.9%


総資産・Total Assets
自己資本・Shareholders' Equity
自己資本比率・Shareholders' Equity Ratio

(注) 「貸借対照表の純資産の部の表示に関する会計基準」(企業会計基準第5号)に基づき、2007年3月期より、「株主資本」に代えて「自己資本」を記載しております。「純資産」ではないのでご注意ください。

・Under a new accounting standard for presentation of Net Assets issued by Accounting Standards Board of Japan, shareholders' equity represents total owners' equity and valuation and translation adjustments. Subscription rights to shares and minority interests are excluded from shareholders' equity. Please note that shareholders' equity is not equal to net assets.

11. 株主状況・Shareholders


年度推移 (Annual Transition)
34.2%
38.1%
50.5%
55.6%
54.3%
6,872
7,459
7,660
7,443
51,789
2002.3
2003.3
2004.3
2005.3


中間推移 (Interim Transiton)
54.4%
54.5%
50.6%
7,169
15,507
68,517
2004.9
2005.9
2006.9


四半期末の推移 (Quarter Transition)
52.1%
54.4%
54.4%
55.6%
55.6%
54.5%
54.5%
54.3%
54.3%
50.6%
7,584
7,169
6,813
7,443
7,410
15,507
16,323
51,789
51,789
68,517
2004.6.
2004.9.
2004.12.
2005.3.
2005.6.
2005.9
2005.12.
2006.3.
2006.6.
2006.9.
株主数(名)・Number of Shareholders
外人持株比率・Ratio of Foreign Shareholders

	2002.3	2003.3	2004.3	2005.3	2006.3
株主数(名)・Number of Shareholders	6,872	7,459	7,660	7,443	51,789
外人持株比率・Ratio of Foreign Shareholders	34.2%	38.1%	50.5%	55.6%	54.3%

2004.9	2005.9.	2006.9.
7,169	15,507	68,517
54.4%	54.5%	50.6%

2004.6.	2004.9.	2004.12.	2005.3.	2005.6.	2005.9.	2005.12.	2006.3.	2006.6.	2006.9.
7,584	7,169	6,813	7,443	7,410	15,507	16,323	51,789	51,789	68,517
52.1%	54.4%	54.4%	55.6%	55.6%	54.5%	54.5%	54.3%	54.3%	50.6%

(注1) 6月末と12月末のデータにつきましては、証券保管振替機構預託分の株式情報が更新されないため、株主数及び外人持株比率については正確なデータが把握できませんので、暫定的に証券代行から提出される参考統計資料の数字をそのまま掲載しております。外人持株比率はそれぞれの直前四半期（3月末と9月末）と同比率となっております。
(注2) 2004年6月1日に自社株消却を行ったことから、同年6月末時点での外人持株比率算定に使用する発行済株式総数が直前四半期末に比べ約378万株減少しています。
(注3) 2005年11月15日付で1株につき4株の割合で株式分割を行いました。

（資料：三菱UFJ信託銀行株式会社）

12. 1株当り収益性および配当金・Profitability per Share & Cash Dividends (円・¥)


年度推移 (Annual Transition)
471.55
486.29
491.90
623.59
648.87
2002.3
2003.3
2004.3
2005.3
2006.3


中間推移 (Interim Transition)
563.08
684.60
745.06
2004.9
2005.9.
2006.9.


四半期毎の推移 (Quarter Transition)
518.14
563.08
584.13
623.59
643.63
684.60
604.09
648.87
668.33
745.06
2005-1Q
2005-2Q
2005-3Q
2005-4Q
2006-1Q
2006-2Q
2006-3Q
2006-4Q
2007-1Q
2007-2Q


2Q推移 (2Q Transition)
684.60
745.06
2006-2Q
2007-2Q


1株当り営業キャッシュフロー ・Cash Flow Per Share=CFPS
一株当たり当期純利益・EPS
1株当たり配当金・Cash Dividends Per Share
1株当たり純資産・Net Assets Per Share

	2002.3	2003.3	2004.3	2005.3	2006.3
1株当り営業キャッシュフロー ・Cash Flow Per Share=CFPS	88.31	82.72	174.91	171.65	240.57
一株当たり当期純利益・EPS	50.78	42.77	87.74	144.71	171.71
1株当たり配当金・Cash Dividends Per Share	12.50	12.50	25.00	37.50	60.00
1株当たり純資産・Net Assets Per Share	471.55	486.29	491.90	623.59	648.87

2004.9	2005.9	2006.9.
80.91	106.72	113.95
74.73	87.47	103.08
15.00	30.00	30.00
563.08	684.60	745.06

2005-1Q	2005-2Q	2005-3Q	2005-4Q	2006-1Q	2006-2Q	2006-3Q	2006-4Q	2007-1Q	2007-2Q
23.19	57.32	28.30	62.37	39.85	66.86	39.10	95.87	32.66	81.29
37.28	37.44	36.20	33.79	45.75	41.72	46.20	38.21	49.92	53.16
-	-	-	-	-	-	-	-	-	-
518.14	563.08	584.13	623.59	643.63	684.60	604.09	648.87	668.33	745.06

2006-2Q	2007-2Q
66.86	81.29
41.72	53.16
-	-
684.60	745.06

13. 株価収益率、株価キャッシュフロー倍率、株価純資産倍率・PER・PCFR・PBR (倍・Times)



年度推移(Annual Transition)
中間推移(Interim Transition)
四半期毎の推移(Quarter Transition)
2Q推移 (2Q Transition)
株価収益率・PER
株価営業キャッシュフロー倍率・PCFR
株価純資産倍率・PBR
期末株価・Stock Price(円・¥)

	2002.3	2003.3	2004.3	2005.3	2006.3
株価収益率・PER	44.5	41.8	28.9	20.4	27.7
株価営業キャッシュフロー倍率・PCFR	25.6	21.6	14.5	17.2	19.7
株価純資産倍率・PBR	4.8	3.7	5.2	4.7	7.3
期末株価・Stock Price(円・¥)	2,260	1,787	2,537	2,950	4,750

	2004.9	2005.9	2006.9
株価収益率・PER	38.6	43.1	43.2
株価営業キャッシュフロー倍率・PCFR	35.7	35.3	39.0
株価純資産倍率・PBR	5.1	5.5	6.0
期末株価・Stock Price(円・¥)	2,887	3,770	4,450

	2005-1Q	2005-2Q	2005-3Q	2005-4Q	2006-1Q	2006-2Q	2006-3Q	2006-4Q	2007-1Q	2007-2Q
株価収益率・PER	76.6	77.1	79.9	87.3	69.9	90.4	91.8	124.3	81.5	83.7
株価営業キャッシュフロー倍率・PCFR	123.1	50.4	102.2	47.3	80.3	56.4	108.4	49.5	124.6	54.7
株価純資産倍率・PBR	5.5	5.1	5.0	4.7	5.0	5.5	7.0	7.3	6.1	6.0
期末株価・Stock Price(円・¥)	2,855	2,887	2,892	2,950	3,200	3,770	4,240	4,750	4,070	4,450

	2006-2Q	2007-2Q
株価収益率・PER	90.4	83.7
株価営業キャッシュフロー倍率・PCFR	56.4	54.7
株価純資産倍率・PBR	5.5	6.0
期末株価・Stock Price(円・¥)	3,770	4,450

14. 株価・出来高の推移・Common Stock Price Range and Trading Volume



1999年3月期 (Year ended March 1999) 最高値 H…3月(Mar.)¥7,180 最安値 L…10月(Oct.)¥3,640
2000年3月期 (Year ended March 2000) 最高値 H…3月(Mar)¥10,890 最安値 L…9月(Sep.)¥5,520
2001年3月期 (Year ended March 2001) 最高値 H…5月(May.)¥11,900 最安値 L…3月(Mar.)¥6,560
2002年3月期 (Year ended March 2002) 最高値 H…3月(Mar.)¥9,370 最安値 L…9月(Sep.)¥5,740
2003年3月期 (Year ended March 2003) 最高値 H…5月(May.)¥9,970 最安値 L…3月(Aug.)¥6,720
2004年3月期 (Year ended March 2004) 最高値 H…3月(Mar.)¥10,650 最安値 L…5月(May.)¥6,690
2005年3月期 (Year ended March 2005) 最高値 H…4月(Apr.)¥12,190 最安値 L…4月(Apr.)¥9,920
2006年3月期 (Year ended March 2006) 最高値 H…2月(Feb.)¥5,040 (分割後) 最安値 L…9月(Sep.)¥3,595 (分割後)
2007年3月期中間期 (Six months ended September 2006) 最高値 H…4月(Apr.)¥4,990 (分割後) 最安値 L…7月(Jul.)¥3,540 (分割後)
実際値
※株価チャートは、2005年11月15日付の1株につき4株の割合で行なった株式分割を反映し、分割前の株価を遡及修正して表示しています。出来高は実数で表記し、分割による遡及修正はしておりません。
Stock price below reflects the four for one stock split effective from November 15, 2005. Trading Volume shows actual amount regardless of stock split.
出来高・Trading Volume(千株・Thousand Shares)
株価・Stock Price(円・¥)

15. 設備投資・Capital Expenditure (百万円・¥Million)


年度推移 (Annual Transition)


中間推移 (Interim Transition)
当期純利益・Net Income


四半期毎の推移 (Quarter Transition)
減価償却費等・Depreciation and other
設備投資額・Capital Expenditure


2Q推移 (2Q Transition)

※2004.3期以降、減価償却費等には営業権償却および減損損失が含まれております。/ Amortization of goodwill and Loss on impairment of long-lived assets are included in Depreciation and other in 2004.3 and thereafter.

	2002.3	2003.3	2004.3	2005.3	2006.3
減価償却費等・Depreciation and other	20,104	19,792	25,328	22,519	27,484
当期純利益・Net Income	23,740	20,037	39,548	64,135	75,620
合計	43,844	39,829	64,876	86,654	103,104
設備投資額・Capital Expenditure	19,585	15,948	30,659	40,175	48,785

	2004.9	2005.9	2006.9
減価償却費等・Depreciation and other	10,180	11,453	16,146
当期純利益・Net Income	32,894	38,985	44,398
合計	43,074	50,438	60,544
設備投資額・Capital Expenditure	16,894	21,788	29,820

	2005-1Q	2005-2Q	2005-3Q	2005-4Q	2006-1Q	2006-2Q	2006-3Q	2006-4Q	2007-1Q	2007-2Q
減価償却費等・Depreciation and other	4,928	5,251	5,367	6,971	5,401	6,052	7,423	8,607	7,567	8,579
当期純利益・Net Income	16,222	16,671	16,123	15,118	20,389	18,596	20,120	16,514	21,499	22,899
合計	21,150	21,922	21,490	22,089	25,790	24,648	27,543	25,121	29,066	31,478
設備投資額・Capital Expenditure	9,790	7,103	14,357	8,923	9,663	12,124	15,077	11,919	12,795	17,025

	2006-2Q	2007-2Q
減価償却費等・Depreciation and other	6,052	8,579
当期純利益・Net Income	18,596	22,899
合計	24,648	31,478
設備投資額・Capital Expenditure	12,124	17,025

16. 研究開発費・Research and Development Expenses (単位:10億円・Unit:¥ Billion)


年度推移 (Annual Transition)


中間推移 (Interim Transition)
研究開発費・R&D Expenses


四半期毎の推移 (Quarter Transition)
売上高研究開発費比率・R&D Exp./Net Sales


2Q推移 (2Q Transition)

	2002.3	2003.3	2004.3	2005.3	2006.3
研究開発費・R&D Expenses	7.3	8.7	9.8	10.9	14.1
売上高研究開発費比率・R&D Exp./Net Sales	3.1%	3.5%	3.6%	3.6%	4.1%

	2004.9	2005.9	2006.9
研究開発費・R&D Expenses	5.1	6.5	7.3
売上高研究開発費比率・R&D Exp./Net Sales	3.3%	3.9%	3.8%

	2005-1Q	2005-2Q	2005-3Q	2005-4Q	2006-1Q	2006-2Q	2006-3Q	2006-4Q	2007-1Q	2007-2Q
研究開発費・R&D Expenses	2.5	2.6	3.4	2.4	3.0	3.5	3.3	4.3	3.5	3.8
売上高研究開発費比率・R&D Exp./Net Sales	3.3%	3.3%	4.3%	3.2%	3.7%	4.1%	3.8%	4.8%	3.8%	3.8%

	2006-2Q	2007-2Q
研究開発費・R&D Expenses	3.5	3.8
売上高研究開発費比率・R&D Exp./Net Sales	4.1%	3.8%

17. 手元流動性・Liquidity (百万円・¥Million)



年度推移 (Annual Transition)
中間推移 (Interim Transition)
四半期毎の推移 (Quarter Transition)
手元資金・Cash and Cash Equivalents (consolidated)
連結手元流動性 (月)・Liquidity (Group) / month

	2002.3	2003.3	2004.3	2005.3	2006.3
手元資金 ・Cash and Cash Equivalents (consolidated)	66,321	75,694	80,425	112,874	83,574
連結手元流動性 (月)・Liquidity (Group) / month	3.4	3.5	3.5	3.8	3.4

	2004.9	2005.9	2006.9
手元資金 ・Cash and Cash Equivalents (consolidated)	94,660	131,304	98,685
連結手元流動性 (月)・Liquidity (Group) / month	3.4	4.4	2.9

	2004.6	2004.9	2004.12	2005.3	2005.6	2005.9	2005.12	2006.3	2006.6	2006.9
手元資金 ・Cash and Cash Equivalents (consolidated)	77,158	94,660	90,925	112,874	106,998	131,304	74,458	83,574	100,449	98,685
連結手元流動性 (月)・Liquidity (Group) / month	3.2	3.3	3.6	4.0	4.0	4.2	3.5	2.6	3.0	3.0

18. 有利子負債・Interest-bearing Debt (百万円・¥Million)



年度推移 (Annual Transition)
中間推移 (Interim Transition)
四半期末の推移 (Quarter Transition)
コマーシャルペーパー・Commercial Paper
長期借入金・Long-term Bank Loans
短期借入金・Short-term Bank Loans
借入金依存度・Debt/Total Assets

	2002.3	2003.3	2004.3	2005.3	2006.3
短期借入金・Short-term Bank Loans	3,378	2,284	486	194	-
コマーシャルペーパー・Commercial Paper	-	-	-	-	-
長期借入金・Long-term Bank Loans	569	7	-	-	-
小計・SUB TOTAL	3,947	2,291	486	194	-
割引手形・Notes Discounted	-	-	-	-	-
合計・TOTAL	3,947	2,291	486	194	-
借入金依存度・Debt/Total Assets	1.4%	0.8%	0.2%	0.1%	0.0%

	2004.9	2005.9	2006.9
短期借入金・Short-term Bank Loans	149	0	-
コマーシャルペーパー・Commercial Paper	-	-	7,497
長期借入金・Long-term Bank Loans	0	-	-
小計・SUB TOTAL	149	0	7,497
割引手形・Notes Discounted	-	-	-
合計・TOTAL	149	0	7,497
借入金依存度・Debt/Total Assets	0.0%	0.0%	1.8%

	2004.6	2004.9	2004.12	2005.3	2005.6	2005.9	2005.12	2006.3	2006.6	2006.9
短期借入金・Short-term Bank Loans	233	149	0	194	199	0	71	0	0	0
コマーシャルペーパー・Commercial Paper	-	-	-	-	-	-	20,000	-	30,000	7,497
長期借入金・Long-term Bank Loans	10	0	0	0	0	-	-	-	-	-
小計・SUB TOTAL	243	149	0	194	199	0	20,071	0	30,000	7,497
割引手形・Notes Discounted	-	-	-	-	-	-	-	-	-	-
合計・TOTAL	243	149	0	194	199	0	20,071	0	30,000	7,497
借入金依存度・Debt/Total Assets	0.1%	0.0%	0.0%	0.1%	0.1%	0.0%	5.6%	0.0%	7.7%	1.8%

19. 棚卸資産・Inventories (百万円・¥Million)



年度推移(Annual Transition)
中間推移(Interim Transition)
四半期末の推移(Quarter Transition)
棚卸資産[期末在高]
・Inventories [end of period]
連結棚卸資産回転月数[平均ベース]
・Inventory Turnover / month [average]

	2002.3	2003.3	2004.3	2005.3	2006.3
棚卸資産[期末在高] ・Inventories [end of period]	35,595	32,360	32,877	36,165	41,178
連結棚卸資産回転月数[平均ベース] ・Inventory Turnover / month [average]	3.2	3.1	2.8	2.7	2.7

	2004.9	2005.9	2006.9
棚卸資産[期末在高] ・Inventories [end of period]	35,307	38,670	45,432
連結棚卸資産回転月数[平均ベース] ・Inventory Turnover / month [average]	2.6	2.7	2.7

	2004.6	2004.9	2004.12	2005.3	2005.6	2005.9	2005.12	2006.3	2006.6	2006.9
棚卸資産[期末在高] ・Inventories [end of period]	34,207	35,307	36,869	36,165	37,507	38,670	41,700	41,178	44,254	45,432
連結棚卸資産回転月数[平均ベース] ・Inventory Turnover / month [average]	2.6	2.6	2.8	2.7	2.8	2.6	3.0	2.7	2.8	2.7

20. 人員・Number of Employees



年度推移(Annual Transition)
中間推移(Interim Transition)
四半期末の推移(Quarter Transition)
北米・North America
欧州・Europe
アジア・Asia
日本・Japan

	2002.3	2003.3	2004.3	2005.3	2006.3
北米・North America	1,516	1,445	1,323	1,316	1,337
欧州・Europe	2,102	2,082	1,821	1,809	2,009
アジア・Asia	6,411	7,346	11,925	15,102	19,030
日本・Japan	3,282	3,150	3,023	3,007	2,800
総従業員数・Number of Total Employees	13,311	14,023	18,092	21,234	25,176

	2004.9	2005.9	2006.9
北米・North America	1,276	1,293	1,367
欧州・Europe	1,800	1,957	2,345
アジア・Asia	13,775	16,580	21,438
日本・Japan	3,021	2,954	2,824
総従業員数・Number of Total Employees	19,872	22,784	27,974

	2004.6	2004.9	2004.12	2005.3	2005.6	2005.9	2005.12	2006.3	2006.6	2006.9
北米・North America	1,262	1,276	1,301	1,316	1,309	1,293	1,300	1,337	1,345	1,367
欧州・Europe	1,837	1,800	1,785	1,809	1,891	1,957	1,996	2,009	2,278	2,345
アジア・Asia	12,783	13,775	14,649	15,102	15,671	16,580	17,875	19,030	20,484	21,438
日本・Japan	3,032	3,021	2,997	3,007	3,019	2,954	2,881	2,800	2,837	2,824
総従業員数・Number of Total Employees	18,914	19,872	20,732	21,234	21,890	22,784	24,052	25,176	26,944	27,974

21. 中間期　事業の種類別セグメント情報〔成長性と収益性〕・Interim Sales Growth and Profitability by Business Segment



Apr.1, 2006～Sep.30, 2006 VS Apr.1, 2005～Sep.30, 2005
円の大きさは営業利益額 ・Size of circles shows the volume of operating profit.
ホトニクス・クリスタル・サービスは省略。・Photonics, Crystal and Service are omitted.
Consolidated
Consolidated
エレクトロオプティクス
Electro-Optics
ヘルスケア
Health Care
ビジョンケア
Vision Care
売上高成長率・Sales Growth Ratio
売上高営業利益率・Operating Margin
0.0%
10.0%
20.0%
30.0%
15.0%
20.0%
25.0%
30.0%
35.0%
40.0%
45.0%

Apr.1, 2006 - Sep.30, 2006

	売上高営業利益率 Operating Margin	売上高成長率 Sales Growth ratio
Electro-Optics	38.3%	19.7%
Photonics	6.8%	-9.6%
Vision Care	18.3%	12.8%
Health Care	22.5%	14.4%
Other Businesses	-5.8%	-71.2%
CONSOLIDATED	28.9%	15.0%

Apr.1, 2005 - Sep.30, 2005

	売上高営業利益率 Operating Margin	売上高成長率 Sales Growth ratio
Electro-Optics	40.1%	10.7%
Photonics	7.4%	-11.9%
Vision Care	18.7%	8.1%
Health Care	24.4%	11.6%
Other Businesses	1.5%	-34.4%
CONSOLIDATED	29.9%	8.7%

22. 中間期　所在地別セグメント情報〔成長性と収益性〕・ Interim Sales Growth and Profitability by Geographical Segment



Apr.1, 2006～Sep.30, 2006 VS Apr.1, 2005～Sep.30, 2005
円の大きさは営業利益額
・Size of circles shows the volume of operating profit.
Consolidated Basis
Consolidated Basis
欧州・Europe
アジア・Asia
北米・North America
日本・Japan
売上高成長率・Sales Growth Ratio
売上高営業利益率・Operating Margin
-20.0%
0.0%
20.0%
40.0%
60.0%
80.0%
100.0%
0.0%
5.0%
10.0%
15.0%
20.0%
25.0%
30.0%
35.0%
40.0%

Apr.1, 2006 - Sep.30, 2006

	売上高営業利益率 Operating Margin	売上高成長率 Sales Growth ratio
日本・Japan	13.7%	10.4%
北米・North America	2.4%	7.5%
欧州・Europe	12.2%	24.4%
アジア・Asia	31.2%	69.6%
CONSOLIDATED	28.9%	15.0%

Apr.1, 2005 - Sep.30, 2005

	売上高営業利益率 Operating Margin	売上高成長率 Sales Growth ratio
日本・Japan	16.3%	5.6%
北米・North America	3.5%	6.8%
欧州・Europe	16.7%	14.5%
アジア・Asia	34.1%	57.3%
CONSOLIDATED	29.9%	8.7%

23. 「参考」グループ連結経営(2006.9.30.現在) / HOYA's Global Group Management (As of Sep. 30, 2006)

グローバル本社 (GLOBAL HEADQUARTERS)
(グループ戦略の創造/FORMULATION of HOYA GROUP STRATEGY)

法務支援・内部監査 (Legal Support & Internal Audit)

情報通信分野 (INFORMATION TECHNOLOGY)	アイケア分野 (EYE CARE)	その他の事業 (Other Businesses)	地域本社 (Regional Headquarters)
HOYA株エレクトロニクス、MD、オプティクス、FO各事業部門 (HOYA CORP. ELECTRONICS, MD, OPTICS, FO Divisions (INTERNAL)) HOYAフォトニクス株式会社(HOYA PHOTONICS CORP.) HOYA CANDEO OPTRONICS株式会社(HOYA CANDEO OPTRONICS CORP.) NHテクノグラス株式会社(NH TECHNO GLASS CORP.)※	HOYA株ビジョンケアカンパニー日本本部 (HOYA CORP. VISION CARE COMPANY (JAPAN HQs)) HOYAヘルスケア株式会社(HOYA HEALTHCARE CORP.) HOYA株メディカル事業部(HOYA CORP. MEDICAL Division(INTERNAL))	HOYA株クリスタルカンパニー (HOYA CORP. CRYSTAL COMPANY (INTERNAL)) HOYAサービス株(HOYA Service Corporation)	日本 / JAPAN HOYA株式会社 (HOYA CORPORATION)
HOYA MAGNETICS SINGAPORE PTE LTD. HOYA OPTICS (THAILAND) LTD. HOYA GLASS DISK (THAILAND) LTD. HOYA OPTICAL (ASIA) CO.LTD. HOYA OPTO-ELECTRONICS QINGDAO LTD. HOYA MICROELECTRONICS(SUZHOU) LTD. HOYA OPTICAL TECHNOLOGY(SUZHOU) LTD. HOYA MICROELECTRONICS TAIWAN CO., LTD HOYA GLASS DISK PHILIPPINES, INC. HOYA GLASS DISK MALAYSIA SDN. BHD. HOYA ELECTRONICS KOREA CO., LTD. HOYA GLASS DISK VIETNAM LTD. HOYA CANDEO OPTRONICS KOREA CO., LTD	HOYA LENS THAILAND LTD. HOYA LENS (S) PTE. LTD. HOYA LENS AUSTRALIA PTY. LTD. HOYA LENS TAIWAN LTD. HOYA LENS HONG KONG LTD. HOYA LENS KOREA CO., LTD. THAI HOYA HOLDINGS LTD. THAI HOYA LENS LTD. HOYA LENS PHILIPPINES, INC. HOYA MEDICAL SINGAPORE PTE.LTD. MALAYSIAN HOYA LENS SDN. BHD. HOYA LENS GUANGZHOU LTD. HOYA LENS SHANGHAI LTD. HOYA HEALTHCARE (SHANGHAI) CO.,LTD HOYA LENS INDIA PRIVATE LTD.☆☆		アジア / ASIA OCEANIA HOYA HOLDINGS ASIA PACIFIC PTE LTD
HOYA CORPORATION USA HOYA PHOTONICS, INC. RADIANT IMAGES, INC. QSTREAMS NETWORKS, INC.	ビジョンケアカンパニー北米支店 (VISION CARE COMPANY NORTH AMERICA BRANCHES (INTERNAL)) HOYA LENS OF AMERICA, INC. HOYA LENS CANADA, INC. EAGLE OPTICS, INC. HOYA LENS OF NEW ORLEANS, INC. HOYA LENS OF CHICAGO, INC. VISION MEMBRANE TECHNOLOGIES, INC.	HOYA CRYSTAL, INC.	米国 / AMERICA HOYA HOLDINGS INC.
HOYA CONBIO FRANCE EURL	HOYA VISION CARE COMPANY HQs HOYA LENS DEUTSCHLAND GMBH. HOYA LENS NEDERLAND N.V. HOYA LENS UK LTD. HOYA LENS ITALIA SPA. HOYA LENS IBERIA S.A. HOYA LENS FINLAND OY HOYA LENS SWEDEN AB HOYA HILL OPTICS SA (PTY) LTD. ☆ HOYA LENS FRANCE SAS HOYA LENS POLAND SP. Z.O.O. HOYA LENS BELGIUM NV HOYA LENS HUNGARY RT. HOYA LENS MANUFACTURING HUNGARY RT HOYA LENS DANMARK A/S HOYA MEDICAL EUROPE GMBH		欧州 / EUROPE HOYA HOLDINGS N.V. **FHQ**

グローバルベースでの事業戦略の遂行 / Global Business Expansion

注/Notes:
※:持分法適用会社 / Affiliates accounted for by the equity method
☆:2007年3月期第1四半期に設立/Established in 2007-1Q
☆☆:2007年3月期第2四半期に設立/Established in 2007-2Q

October 19, 2006

To whom it may concern

HOYA CORPORATION
Hiroshi Suzuki, CEO
Stock Code: 7741

Notification of Issuance of Stock Options (New Share Subscription Rights) to
to Directors and Executive Officers

In a meeting of the Board of Directors on October 19, 2006, HOYA CORPORATION "the Company" decided to grant stock options to directors and executive officers of the Company pursuant to the provision of Article 236, 238 and 240 of the Company Law in order to raise volition to the improvement in business performance. The details are as follow.

Granting stock options to directors and executive officers of the Company was resolved at the Board of Directors meeting based on the deliberation of the Nomination committee of the Company.

1. Stock options to be issued:
   Sixth issue of stock acquisition rights for common stock of the Company
   (Stock options to be granted to directors and executive officers of the Company)

2. Total number of stock options to be issued:
   202 stock options
   Each stock option is equivalent to four hundreds common shares of the Company.

3. Class and number of shares to be issued upon exercise of the stock options:
   80,800 common shares

4. Issue price of the stock options:
   Free of charge.

5. Allotment date of stock options:
   Tuesday, November 7, 2006

6. Amount to be paid upon exercise of the stock options and the ground for calculation:
   Amount to be paid upon exercise of one stock option: 1,900,000 Japanese Yen
   4,750 Japanese Yen per share
   The paid-in amount per share is equivalent to the closing price of the Company's shares on the Tokyo Stock Exchange on the day immediately preceding the day (Wednesday, October 18, 2006) on which the Board of Directors decided to grant stock options.

In the event that the Company divides or consolidates its shares, the said paid-in amount shall be adjusted in accordance with the following formula, with any fraction of one yen occurring upon such adjustment rounded upward to the nearest one yen:

$$\text{Paid-in amount as adjusted} = \text{Paid-in amount before adjustment} \times \frac{1}{\text{Division/consolidation ratio}}$$

The appropriate adjustments shall also be made in cases specified by the Company by resolution of the Board of Directors.

7. The total amount of issuing price upon exercise of the stock options:
383,800,000 Japanese Yen

8. Period during which the stock options can be exercised:
From October 1, 2007 to September 30, 2016

9. Number of people to whom the stock options are granted: Total of 8 directors or executive officers of the Company.

10. Terms and conditions of the exercise of stock options:
(i) Any grantee of stock acquisition rights shall remain in office as director, executive officer or employee of the Company or director or employee of its subsidiaries when he/she exercises the rights, unless he/she leaves office upon expiration of the term of office or due to his/her mandatory retirement age or for any other legitimate reason.
(ii) The exercise of stock acquisition rights by a heir(s), a transferee(s), a pledgee(s) and other successors of a person who was allotted stock acquisition right under the Stock Acquisition Right Allocation Contract shall not be allowed.
(iii) In a Stock Acquisition Right Allocation Contract, the Company shall have the right to fix the maximum number of the stock acquisition rights exercisable, or the maximum aggregate issue price of shares to be issued upon exercise of the stock acquisition rights, in each year (from January 1 to December 31) during the period the stock acquisition rights can be exercised.
(iv) Any other terms or conditions shall be governed by a Stock Acquisition Right Allocation Contract to be entered into in accordance with the resolution of the Board of Directors for the issuance of the stock acquisition rights.

11. Acquisition of stock acquisition rights
(1) In the event that a merger agreement under which the Company is not the surviving company, a division agreement or division plan under which the Company is divided, a stock-for-stock exchange agreement under which the Company becomes a wholly-owned subsidiary or a stock-transfer plan is approved at a General Meeting of Shareholders (a resolution of the Board of Directors or a decision of the

Representative Executive Officers when the approval of a General Meeting of Shareholders is not required), the Company may acquire stock acquisition rights without consideration.

(2) In the event that grantees become unqualified as recipients or grantees wave a part or all of the rights, the Company may acquire the stock acquisition rights free of charge.

12. Common stock and capital reserve to be increased upon exercise of the stock options
In the event of the issue of shares through the exercise of a stock acquisition right, the amount of increase in common stock per share shall be the amount obtained by multiplying the amount per share invested at the time of the exercise of the stock acquisition right (rounding up any fraction arising from the calculation) by 0.5. The amount of increase in capital reserve per share shall be the amount obtained by deducting the amount of capitalization into common stock from the amount per share invested at the time of the exercise of the stock acquisition right. Provided, however, that total amount per share invested at the time of the exercise of the stock acquisition right will not exceed the maximum limit for increase in capital, etc. which is calculated in accordance with the provision of Article 40-1 of the Company Accounting Roles.

13. Section in charge of stock options
HRD center of the Company or a section that succeeds the service

14. Payment handling bank upon exercise of the stock options
The Bank of Tokyo Mitsubishi UFJ Ltd.

15. Restrictions on assignment of stock acquisition rights
Assignment of stock acquisition rights requires the approval of the Board of Directors.

16. Insurance of certificates for the stock options
The Company will issue certificates for the stock option only upon the recipient's request, provided, however, that sets down in Stock Acquisition Right Allocation Contract.

October 19, 2006

To whom it may concern

HOYA CORPORATION
Hiroshi Suzuki, CEO
Stock Code: 7741

Notification of Issuance of Stock Options (New Share Subscription Rights) to Employees of HOYA Corporation and Directors and Employees of its Subsidiaries

In a meeting of the Board of Directors on October 19, 2006, HOYA CORPORATION "the Company" decided to grant stock options to employees of the Company and directors and employees of its subsidiaries pursuant to the provision of Article 236, 238 and 239 of the Company Law, and the resolution of the ordinary general shareholders meeting held on June 16, 2006 in order to raise volition to the improvement in business performance as well as to secure excellent human resources. The details are as follow.

1. Stock options to be issued:
   Sixth issue of stock acquisition rights for common stock of the Company
   (Stock options to be granted to employees of the Company and directors and employees of its subsidiaries.)

2. Total number of stock options to be issued:
   1,750 stock options
   Each stock option is equivalent to four hundreds common shares of the Company.

3. Class and number of shares to be issued upon exercise of the stock options:
   700,000 common shares

4. Issue price of the stock options:
   Free of charge.

5. Allotment date of stock options:
   Tuesday, November 7, 2006

6. Amount to be paid upon exercise of the stock options and the ground for calculation:
   Amount to be paid upon exercise of one stock option: 1,900,000 Japanese Yen
   4,750 Japanese Yen per share
   The paid-in amount per share is equivalent to the closing price of the Company's shares on the Tokyo Stock Exchange on the day immediately preceding the day (Wednesday, October 18, 2006) on which the Board of Directors decided to grant stock options.

In the event that the Company divides or consolidates its shares, the said paid-in amount shall be adjusted in accordance with the following formula, with any fraction of one yen occurring upon such adjustment rounded upward to the nearest one yen:

$$\text{Paid-in amount as adjusted} = \text{Paid-in amount before adjustment} \times \frac{1}{\text{Division/consolidation ratio}}$$

The appropriate adjustments shall also be made in cases specified by the Company by resolution of the Board of Directors.

7. The total amount of issuing price upon exercise of the stock options:
3,325,000,000 Japanese Yen

8. Period during which the stock options can be exercised:
From October 1, 2007 to September 30, 2016

9. Number of people to whom the stock options are granted: Total of 173 employees or the Company and directors and employees of its subsidiaries.

10. Terms and conditions of the exercise of stock options:
   (i) Any grantee of stock acquisition rights shall remain in office as employee of the Company or director or employees of its subsidiaries when he/she exercises the rights, unless he/she leaves office upon expiration of the term of office or due to his/her mandatory retirement age or for any other legitimate reason.
   (ii) The exercise of stock acquisition rights by a heir(s), a transferee(s), a pledgee(s) and other successors of a person who was allotted stock acquisition right under the Stock Acquisition Right Allocation Contract shall not be allowed.
   (iii)In a Stock Acquisition Right Allocation Contract, the Company shall have the right to fix the maximum number of the stock acquisition rights exercisable, or the maximum aggregate issue price of shares to be issued upon exercise of the stock acquisition rights, in each year (from January 1 to December 31) during the period the stock acquisition rights can be exercised.
   (iv)Any other terms or conditions shall be governed by a Stock Acquisition Right Allocation Contract to be entered into in accordance with the resolution of the Board of Directors for the issuance of the stock acquisition rights.

11. Acquisition of stock acquisition rights
   (1) In the event that a merger agreement under which the Company is not the surviving company, a division agreement or division plan under which the Company is divided, a stock-for-stock exchange agreement under which the Company becomes a wholly-owned subsidiary or a stock-transfer plan is approved at a General Meeting of Shareholders (a resolution of the Board of Directors or a decision of the

Representative Executive Officers when the approval of a General Meeting of Shareholders is not required), the Company may acquire stock acquisition rights without consideration.

(2) In the event that grantees become unqualified as recipients or grantees wave a part or all of the rights, the Company may acquire the stock acquisition rights free of charge.

12. Common stock and capital reserve to be increased upon exercise of the stock options

In the event of the issue of shares through the exercise of a stock acquisition right, the amount of increase in common stock per share shall be the amount obtained by multiplying the amount per share invested at the time of the exercise of the stock acquisition right (rounding up any fraction arising from the calculation) by 0.5. The amount of increase in capital reserve per share shall be the amount obtained by deducting the amount of capitalization into common stock from the amount per share invested at the time of the exercise of the stock acquisition right. Provided, however, that total amount per share invested at the time of the exercise of the stock acquisition right will not be greater than the maximum limit for increase in capital, etc. which is calculated in accordance with the provision of Article 40-1 of the Company Accounting Roles.

13. Section in charge of stock options

HRD center of the Company or a section that succeeds the service

14. Payment handling bank upon exercise of the stock options

The Bank of Tokyo Mitsubishi UFJ Ltd.

15. Restrictions on assignment of stock acquisition rights

Assignment of stock acquisition rights requires the approval of the Board of Directors.

16. Insurance of certificates for the stock options

The Company will issue certificates for the stock option only upon the recipient's request, provided, however, that sets down in Stock Acquisition Right Allocation Contract.

(Notes)

(1) Date the board of Directors decided that the stock option plan to be submitted to the 68th ordinary general shareholders' meeting for approval: April 20, 2006

(2) Date of approval of the stock option plan at the 68th ordinary general shareholders meeting: June 16, 2006

File No:82-34801

HOYA

平成18年10月19日

平成19年3月期

中間決算に関する件

自　平成18年4月 1日
至　平成18年9月30日

目　　次：

HOYA株式会社

HOYA

平成19年3月期　中間決算短信（連結）

平成18年10月19日

上場会社名　ＨＯＹＡ株式会社　　上場取引所　東証第一部
コード番号　7741　　本社所在地　東京都
（ＵＲＬ　http://www.hoya.co.jp)
代表者　代表執行役ＣＥＯ 鈴木　洋
問合せ先責任者　ＣＦＯ　江間　賢二　　ＴＥＬ（03）3952-1160
決算取締役会開催日　平成18年10月19日
米国会計基準採用の有無　無

１．平成18年9月中間期の連結業績（平成18年4月1日～平成18年9月30日）

(1)連結経営成績　（注）記載金額は百万円未満を切り捨てて表示しております。

	売上高		営業利益		経常利益	
	百万円	%	百万円	%	百万円	%
18年9月中間期	191,697	15.0	55,366	11.2	50,839	△ 6.6
17年9月中間期	166,738	8.7	49,795	12.8	54,439	16.4
18年3月期	344,228	11.7	101,095	19.0	103,637	15.8

	中間（当期）純利益		1株当たり中間（当期）純利益	潜在株式調整後1株当たり中間（当期）純利益
	百万円	%	円	円
18年9月中間期	44,398	13.9	103.08	102.67
17年9月中間期	38,985	18.5	87.47	87.20
18年3月期	75,620	17.9	171.71	171.08

（注）①持分法投資損益　18年9月中間期　△ 838 百万円　17年9月中間期　1,776 百万円
18年3月期　1,285 百万円
②期中平均株式数（連結）　18年9月中間期　430,713,264 株　17年9月中間期　445,662,980 株
18年3月期　440,007,888 株
③最近連結会計年度からの会計処理の方法の変更の有無　：　有　（内容）セグメント区分の変更
④売上高、営業利益、経常利益、中間（当期）純利益におけるパーセント表示は、対前年中間期増減率。

(2)連結財政状態

	総資産	純資産	自己資本比率	1株当たり純資産
	百万円	百万円	%	円
18年9月中間期	417,361	322,690	76.9	745.06
17年9月中間期	391,768	305,191	77.9	684.60
18年3月期	361,537	279,480	77.3	648.87

（注）期末発行済株式数（連結）　18年9月中間期　430,820,663 株　17年9月中間期　445,793,600 株
18年3月期　430,615,413 株

(3)連結キャッシュ・フローの状況

	営業活動によるキャッシュ・フロー	投資活動によるキャッシュ・フロー	財務活動によるキャッシュ・フロー	現金及び現金同等物期末残高
	百万円	百万円	百万円	百万円
18年9月中間期	49,083	△ 29,567	△ 5,001	98,685
17年9月中間期	47,561	△ 20,397	△ 9,717	131,304
18年3月期	105,855	△ 52,012	△ 85,787	83,574

(4)連結範囲及び持分法の適用に関する事項
連結子会社数　64 社、持分法適用非連結子会社数　－社、持分法適用関連会社数　1社

(5)連結範囲及び持分法の適用の異動状況
前年同期比　連結（新規）6社、（除外）2社、持分法（新規）－社、（除外）－社

※1. 当社は、平成17年11月15日付をもって当社普通株式1株につき4株の割合による株式の分割を行ないました。そのため、前連結会計年度に係る1株当たり情報（1株当たり当期純利益、潜在株式調整後1株当たり当期純利益および1株当たり純資産）は、当該株式分割が前期首に行なわれたものとして遡及修正を行なって表示しております。

※2. 当社は、四半期決算においても本決算と同程度の情報を迅速に開示し、証券ｱﾅﾘｽﾄをはじめとした市場参加者の方々に適切な業績予想を行っていただけるように配慮しておりますが、参考として、通期の連結業績予想を、第３四半期（10月1日より12月31日まで）の決算発表時（翌年1月）に公表する予定であります。

※3. 本資料は、当社の評価を行なうための参考となる情報提供のみを目的としたものです。投資等の最終決定は、ご自身の判断でなさるようにお願いいたします。投資の結果等に対する責任は負いかねますのでご了承ください

（１）企業集団の状況

当社グループは、ＨＯＹＡ株式会社および連結子会社64社（国内5社、海外59社）、関連会社4社（国内4社）により構成されており、エレクトロオプティクス製品、ホトニクス製品、ビジョンケア製品、ヘルスケア製品等の製造販売事業およびそれに付帯する事業を行っております。関連会社のうち持分法適用会社は1社（国内1社）です。（平成18年9月30日現在）

各製品は、当社および国内外の関係会社によって製造されております。一方、販売は、国内については製・商品の大部分が小売店・専門店およびメーカー等に対する直接販売方式によっており、輸出については、主に当社から各国の関係会社を通じて行っております。

当社グループはグローバルベースのグループ連結経営によって運営されています。ＨＯＹＡ株式会社グローバル本社の立案した経営戦略を、情報・通信、アイケア分野を中心とした事業部門がそれぞれの事業責任のもと遂行します。

地域別には北米・欧州・アジアの各地域の地域本社が国・地域とのリレーションの強化、法務支援および内部監査等を行い事業活動の推進をサポートしています。特に欧州には当社グループの財務拠点を置いております。

グローバル・グループ経営機構


グローバル本社
（グループ戦略の創造）
情報・通信分野
アイケア分野
その他
法務・財務の支援
日本
ASIA
（地域本社）
US
（地域本社）
EU
（地域本社、グループ財務拠点）
グローバルベースでの事業戦略の遂行

当社の事業区分並びに主要製品及び役務、及び関係会社（地域本社３社を除く）の位置づけは次のとおりであります。また、事業区分（部門）は事業の種類別セグメントと同一であります。

(1) 従来個別事業として区分表記しておりましたクリスタル事業およびサービス事業は、機構改革により売上高および営業損益が減少し、区分開示の重要性が低下したため、当期より「その他」として合わせて表示することといたしました。

分野	事業区分（部門）	主要製品及び役務	主な関係会社
情報・通信	ｴﾚｸﾄﾛｵﾌﾟﾃｨｸｽ	半導体用ﾌｫﾄﾏｽｸ・ﾏｽｸﾌﾞﾗﾝｸｽ、液晶用ﾏｽｸ・液晶部品、HDD用ｶﾞﾗｽﾃﾞｨｽｸ、光学ﾚﾝｽﾞ・光学ｶﾞﾗｽ、電子用ｶﾞﾗｽ光通信関連ﾃﾞﾊﾞｲｽ	当社ﾌﾞﾗﾝｸｽ事業部、ﾏｽｸ事業部、MD事業部、ｵﾌﾟﾃｨｸｽ事業部等 HOYA CORPORATION USA HOYA MAGNETICS SINGAPORE PTE LTD HOYA GLASS DISK (THAILAND) LTD. 他
	ﾎﾄﾆｸｽ	各種ﾚｰｻﾞｰ機器、電子産業用光源、特殊光学ｶﾞﾗｽ	HOYA PHOTONICS, INC. HOYA ﾌｫﾄﾆｸｽ㈱ HOYA CANDEO OPTRONICS㈱ 他
アイケア	ﾋﾞｼﾞｮﾝｹｱ	ﾒｶﾞﾈ用ﾚﾝｽﾞ・ﾌﾚｰﾑ	当社ﾋﾞｼﾞｮﾝｹｱｶﾝﾊﾟﾆｰ HOYA LENS DEUTSCHLAND GMBH HOYA LENS U.K. LTD. HOYA LENS OF AMERICA, INC. HOYA LENS THAILAND LTD. 他
	ﾍﾙｽｹｱ	ｺﾝﾀｸﾄﾚﾝｽﾞ、眼内ﾚﾝｽﾞ	当社ﾒﾃﾞｨｶﾙ事業部、 HOYAﾍﾙｽｹｱ㈱、 HOYA MEDICAL SINGAPORE PTE LTD. 他
その他		ｸﾘｽﾀﾙｶﾞﾗｽ製品、情報ｼｽﾃﾑ構築、業務請負	当社ｸﾘｽﾀﾙｶﾝﾊﾟﾆｰ、HOYA CRYSTAL, INC., HOYAｻｰﾋﾞｽ㈱、ｳｪﾙﾌｪｱ㈱ 他

(2) 前期までの事業区分並びに主要製品及び役務は次のとおりであります。

分野	事業区分（部門）	主要製品及び役務	主な関係会社
情報・通信	ｴﾚｸﾄﾛｵﾌﾟﾃｨｸｽ	半導体用ﾌｫﾄﾏｽｸ・ﾏｽｸﾌﾞﾗﾝｸｽ、液晶用ﾏｽｸ・液晶部品、HDD用ｶﾞﾗｽﾃﾞｨｽｸ、光学ﾚﾝｽﾞ・光学ｶﾞﾗｽ、電子用ｶﾞﾗｽ光通信関連ﾃﾞﾊﾞｲｽ	当社ﾌﾞﾗﾝｸｽ事業部、ﾏｽｸ事業部、MD事業部、ｵﾌﾟﾃｨｸｽ事業部等 HOYA CORPORATION USA HOYA MAGNETICS SINGAPORE PTE LTD HOYA GLASS DISK (THAILAND) LTD. 他
	ﾎﾄﾆｸｽ	各種ﾚｰｻﾞｰ機器、電子産業用光源、特殊光学ｶﾞﾗｽ	HOYA PHOTONICS, INC. HOYA ﾌｫﾄﾆｸｽ㈱ HOYA CANDEO OPTRONICS㈱ 他
アイケア	ﾋﾞｼﾞｮﾝｹｱ	ﾒｶﾞﾈ用ﾚﾝｽﾞ・ﾌﾚｰﾑ、ﾚﾝｽﾞ加工機器	当社ﾋﾞｼﾞｮﾝｹｱｶﾝﾊﾟﾆｰ HOYA LENS DEUTSCHLAND GMBH HOYA LENS U.K. LTD. HOYA LENS OF AMERICA, INC. HOYA LENS THAILAND LTD. 他
	ﾍﾙｽｹｱ	ｺﾝﾀｸﾄﾚﾝｽﾞ、眼内ﾚﾝｽﾞ	当社ﾒﾃﾞｨｶﾙ事業部、 HOYAﾍﾙｽｹｱ㈱、 HOYA MEDICAL SINGAPORE PTE LTD. 他
その他	ｸﾘｽﾀﾙ	ｸﾘｽﾀﾙｶﾞﾗｽ製品	当社ｸﾘｽﾀﾙｶﾝﾊﾟﾆｰ、 HOYA CRYSTAL, INC.
	ｻｰﾋﾞｽ	情報ｼｽﾃﾑの構築、人材派遣、業務請負	HOYAｻｰﾋﾞｽ㈱、ｳｪﾙﾌｪｱ㈱ 他

事業の系統図は次のとおりであります。


情報・通信分野
ホトニクス事業
（連結子会社）
HOYA PHOTONICS, INC.
エレクトロオプティクス事業
HOYA㈱ブランクス事業部・マスク事業部・MD事業部・オプティクス事業部等
アイケア分野
ビジョンケア事業
HOYA㈱ビジョンケアカンパニー
ヘルスケア事業
HOYA㈱
ﾒﾃﾞｨｶﾙ事業部
（連結子会社）
HOYAﾍﾙｽｹｱ㈱
その他
HOYA㈱
ｸﾘｽﾀﾙｶﾝﾊﾟﾆｰ
（連結子会社）
HOYAｻｰﾋﾞｽ㈱
ｳｪﾙﾌｪｱ㈱
（関連会社）
ｻｰｺｲﾝｽﾞ㈱
サービス
製品・半製品・材料
製品・半製品・外注加工
製品・半製品
製品
<北米地域>
（連結子会社：地域本社）
HOYA HOLDINGS, INC.
（連結子会社）
HOYA CORPORATION USA
HOYA LENS OF AMERICA, INC.
HOYA LENS CANADA, INC.
EAGLE OPTICS, INC.
HOYA LENS OF CHICAGO, INC.
HOYA LENS OF NEW ORLEANS, INC.、他4社
(その他：ﾋﾞｼﾞｮﾝｹｱ部門の北米支店13ヶ所)
<欧州地域>
（連結子会社：地域本社）
HOYA HOLDINGS N.V.
（連結子会社）
HOYA LENS DEUTSCHLAND GMBH
HOYA LENS U.K. LTD.
HOYA LENS ITALIA S.P.A.
HOYA LENS FINLAND OY
HOYA LENS NEDERLAND B.V.
HOYA LENS IBERIA S.A.
HOYA LENS FRANCE SAS
HOYA LENS POLAND SP.Z.O.O.
HOYA LENS BELGIUM N.V.
HOYA LENS HUNGARY RT
HOYA LENS MANUFACTURING HUNGARY RT
HOYA LENS SWEDEN AB
HOYA LENS DANMARK A/S
HOYA HILL OPTICS SA (PTY) LTD.
HOYA MEDICAL EUROPE GMBH.、他1社
<アジア地域>
（連結子会社：地域本社）
HOYA HOLDINGS ASIA PACIFIC PTE LTD
（連結子会社）
HOYA MAGNETICS SINGAPORE PTE LTD
HOYA GLASS DISK (THAILAND) LTD.
HOYA OPTICS (THAILAND) LTD.
HOYA OPTICAL (ASIA) CO.,LTD.
HOYA OPTO-ELECTRONICS QINGDAO LTD.
HOYA MICROELECTRONICS (SUZHOU) LTD.
HOYA OPTICAL TECHNOLOGY (SUZHOU) LTD.
HOYA MICROELECTRONICS TAIWAN CO.,LTD.
HOYA GLASS DISK PHILIPPINES, INC.
HOYA GLASS DISK MALAYSIA SDN.BHD.
HOYA GLASS DISK VIETNAM LTD.
HOYA ELECTRONICS KOREA CO., LTD.
HOYA ELECTRONICS MALAYSIA SDN.BHD.
HOYA CANDEO OPTRONICS KOREA CO.,LTD.
HOYA LENS THAILAND LTD.
HOYA LENS (S) PTE. LTD.
HOYA LENS AUSTRALIA PTY.LTD.
HOYA LENS HONG KONG LTD.
HOYA LENS KOREA CO.,LTD.
HOYA LENS TAIWAN LTD.
HOYA LENS PHILIPPINES, INC.
MALAYSIAN HOYA LENS SDN.BHD.
HOYA LENS GUANGZHOU LTD.
THAI HOYA LENS LTD.
THAI HOYA HOLDINGS LTD.
HOYA LENS SHANGHAI LTD.
HOYA LENS INDIA PRIVATE LIMITED.
HOYA HEALTHCARE (SHANGHAI) CO.,LTD.
HOYA MEDICAL SINGAPORE PTE LTD.
<日本>
（連結子会社）
HOYA CANDEO OPTRONICS㈱
HOYAﾌｫﾄﾆｸｽ㈱
（関連会社）
NHﾃｸﾉｸﾞﾗｽ㈱※、その他2社
※：持分法適用会社（1社）
製品
製品
製品
製品
製品
サービス
得意先

（2）経 営 方 針

ＨＯＹＡグループの経営方針の概要は次のとおりであります。

重点方針
「企業価値の最大化」

① ＳＶＡ経営（SVA : Shareholders' Value Added ＝単年度株主価値の増分）

株主価値の最大化をめざして経営を効率化し、ＳＶＡ経営を行ってまいります。資本に対するコストを認識して、それを上回る利益を生んだときに企業価値が増大し、すべてのステークホルダーに満足していただき、株主の期待に応えたことになると考えております。

② グローバル・ニッチ戦略（世界市場でトップシェアを獲得）

蓄積された当社独自の技術の応用から世界に通用する技術を開発し、成長性のある新しい事業領域を創造してトップシェアをとり、高収益の事業に育てます。

③ 経営者、従業員そして株主の利益を同じ船にのせて考える

会社の業績の向上が、株主の利益になると同時に経営陣および社員の利益にもなるよう、経営陣は自社株式を所有し、社員にも業績に連動した賞与の仕組みを導入、社員持株会制度により経営のパートナーとして参画意識を持てるようにしております。

社員が情熱を持って働ける仕組みづくりのために、能力主義の処遇を実施しております。

④ グローバル・グループ経営

グローバルな視点で最も競争力が発揮できるよう経営資源の最適な組み合わせを行い、海外比率の向上をすすめております。

同時に地域の文化や風習を尊重した経営を行い、人材のグローバル化をすすめております。

⑤ 利益処分に関する中長期的な方針

利益の処分につきましては、株主各位への利益還元と従業員の福祉、および将来の事業展開のための内部留保の充実とのバランスを考慮し、中長期的な視点でキャッシュニーズを見ながら定めていきたいと考えております。

内部留保金につきましては、トップシェア企業の供給責任を果たすための生産能力の確保と次世代製品の開発に向けた設備投資、およびＨＯＹＡブランド確立のためのマーケット投資等に優先的に充当してまいります。さらに企業価値向上のためのＭ＆Ａ（企業の合併と買収）も積極的に可能性を追求し、タイムリーに投資していく計画であります。

⑥ 投資単位の引下げに関する考え方及び方針等
（東京証券取引所適時開示規則第2条第10項の規定による記載）

当社では、株式の流動性の向上、流通の活性化を促進し、より多くの皆様に当社への投資をご検討いただけるようにと、平成12年9月1日をもって１単元の株式の数を1,000株から100株に変更しました。その結果、株主数は約1.5倍に増加しました。

こうした当社の対応に対し、東京証券取引所より「投資しやすい環境づくりに努力し優れた実績をあげた」として、平成13年10月に、平成12年度上場会社表彰の選定をいただきました。

さらに東京証券取引所の「株式投資単位の引下げ促進に向けたアクション・プログラム」に基づき、株式の投資単位を50万円未満とし、投資家層の拡大および株式の流動性の向上を図ることを目的とし、平成17年9月30日を基準日として、平成17年11月15日付けで1:4の株式分割を実施いたしました。

その結果、投資単位は50万円未満となり、株主数は平成18年3月31日現在で51,789名と、平成17年3月末現在の7,443名から約7倍に増加しました。当中間期末現在では68,517名と、前期末に比べてさらに16,728名増加しました。

当社では今後とも、投資家の市場参加をより促進していくために、適切で公平な情報開示の向上に努めてまいります。

（3）経営成績、財政状態及びキャッシュ・フローの状況

1．当中間期の経営成績

①全般の状況

			前年同期比増減率または金額
・売上高	：	191,697 百万円	（ 15.0 %）
・営業利益	：	55,366 百万円	（ 11.2 %）
・経常利益	：	50,839 百万円	（ △ 6.6 %）
・中間純利益	：	44,398 百万円	（ 13.9 %）
・１株当たり中間純利益	：	103.08 円	（ 15.61 円）

・当中間期の経済状況は、大企業・製造業の設備投資拡大が中小企業および非製造業にも波及し、景気の拡大基調が続きました。また、為替相場で主要通貨全体に対して円安基調が続いたことも追い風になりました。企業業績の改善が雇用の増加と家計の所得増につながり、消費を増やし、それが企業の設備投資を再び押し上げるといった好循環が強まってまいりました。

・そうしたなか当社グループでは、エレクトロオプティクス部門では、全般に顧客の積極的な生産能力の増強と新製品の開発が盛んで、全体に需要は堅調に推移し増収となりました。ビジョンケア部門では、メガネレンズの海外市場が堅調な伸びを示し、ヘルスケア部門も好調に推移しともに増収となりました。

・その結果、当中間期は売上高、営業利益および中間純利益は前年同期に比べて増加し、いずれも中間期ベースの過去最高を更新しました。


売上高の半期別推移と中間期の平均為替レート
（百万円）
（円/USドル・ユーロ）
250,000
200,000
150,000
100,000
50,000
0
160.00
140.00
120.00
100.00
80.00
60.00
40.00
20.00
0.00
107.15
122.03
121.99
117.73
110.32
110.36
115.33
98.06
107.93
117.41
134.03
133.67
135.74
146.74
115,695
121,107
118,358
116,907
123,013
123,280
131,699
139,744
153,447
154,725
166,738
177,490
191,697
H13/3
H14/3
H15/3
H16/3
H17/3
H18/3
H18/9
上期
下期
中間期平均為替レート（USドル）
中間期平均為替レート（ユーロ）

中間期の部門別売上高構成比の推移


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
H12/9
H13/9
H14/9
H15/9
H16/9
H17/9
H18/9
エレクトロオプティクス ホトニクス ビジョンケア ヘルスケア その他

・当中間期の中間配当金につきましては、前年同期と同額の、一株当たり30円とさせていただきたく存じます。なお、比較のための前年同期の配当金額は、平成17年11月１５日実施の株式分割によって遡及修正された数値であります。詳細につきましては、後述の「株式の分割に係る注記」をご参照ください。

中間期の利益状況の推移


（百万円）
60,000
50,000
40,000
30,000
20,000
10,000
0
21,871
23,113
13,691
22,847
22,697
13,660
26,549
25,027
14,845
30,936
30,395
18,924
44,128
46,771
32,894
49,795
54,439
38,985
55,366
50,839
44,398
H12/9
H13/9
H14/9
H15/9
H16/9
H17/9
H18/9
営業利益
経常利益
中間純利益

②部門別の状況

			前年同期比増減率
（1）情報・通信分野	当中間期 ：	113,998 百万円	（ 18.2 %）

○ エレクトロオプティクス　当中間期　：　109,373 百万円　（ 19.7 %）


エレクトロオプティクス部門の半期別売上高推移
（百万円）
120,000
100,000
80,000
60,000
40,000
20,000
0
H13/3
H14/3
H15/3
H16/3
H17/3
H18/3
H18/9
上期
下期

・ 半導体製造用のマスクブランクスは、位相シフトマスク用ブランクス等、高精度品の受注が増加し、前年同期に比べて売上は増加しました。

・ 半導体製造用のフォトマスクは、高精度品および次世代向け開発品の受注の増加により前年同期に比べて売上は増加しました。

・ 液晶用大型マスクは、液晶パネルメーカー各社でパネル価格の大幅な下落があり、受注獲得のためのマスクメーカー間の競争も激化し厳しい状況となりました。また昨年はパネルメーカーの新規ライン需要が特別に大きかったこともあり、前年同期に比べて売上は減少しました。

・ ＨＤＤ（ハードディスク装置）用ガラスディスクの需要は引き続き堅調であり、当社のベトナムの新工場も出荷の拡大に貢献し、前年同期に比べて売上は増加しました。

・ 光学レンズは、デジタルカメラ向けレンズの出荷が再び増加傾向にあることに加え、カメラ付き携帯電話向けレンズの需要が大幅に増加し、全体として前年同期に比べて売上は増加しました。

			前年同期比増減率
○ ホトニクス	当中間期 ：	4,625 百万円	（ △ 9.6 %）


ホトニクス部門の半期別売上高推移
（百万円）
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
H13/3
H14/3
H15/3
H16/3
H17/3
H18/3
H18/9
上期
下期

・ レーザーを利用した産業用機器、医療用機器が主力製品で、産業用では半導体、液晶パネルおよび光学機器等のメーカーを顧客としております。市場では厳しい競争や業界の再編があり、前年同期に比べて売上は減少しました。

			前年同期比増減率
（2）アイケア分野	当中間期 ：	77,067 百万円	（ 13.2 %）
○ビジョンケア	当中間期 ：	56,911 百万円	（ 12.8 %）


ビジョンケア部門の半期別売上高推移
（百万円）
60,000
50,000
40,000
30,000
20,000
10,000
0
H13/3
H14/3
H15/3
H16/3
H17/3
H18/3
H18/9
上期
下期

・ メガネレンズの国内市場は依然として低迷が続いており、当社では、高機能のコーティングや新設計の累進レンズを中心とした製品の高付加価値化により高価格帯で成長しましたが、低価格帯での価格競争により、国内全体の売上は前年同期に比べてほぼ同レベルとなりました。

・ メガネレンズの海外市場では、すべての地域で新設計の累進レンズや高屈折レンズ等の高付加価値製品の販売の拡大により堅調に推移しました。低価格帯レンズの価格攻勢は海外でも厳しいものがありますが、全体の売上は前年同期に比べて増加しました。特に欧州では最大市場のドイツを中心に市況の回復が見られ、成長が継続しました。

・ その結果、部門全体で前年同期に比べて売上は増加しました。

○ヘルスケア	当中間期 ：	20,156 百万円	（ 14.4 %）


ヘルスケア部門の半期別売上高推移
（百万円）
24,000
20,000
16,000
12,000
8,000
4,000
0
H13/3
H14/3
H15/3
H16/3
H17/3
H18/3
H18/9
上期
下期

・ コンタクトレンズは、引き続き、継続的な新規出店と、専門知識を活かしたコンサルティング販売による遠近両用レンズ等の高付加価値商品の販売拡大により競合との差別化を図り、前年同期に比べて売上は増加しました。

・ 眼内レンズ（ＩＯＬ）は、軟性（ソフト）ＩＯＬが国内外で好調に推移し、特にイエローレンズが好評で、前年同期に比べて売上が増加しました。

			前年同期比増減率
（3）その他の事業	当中間期：	631 百万円	（△ 71.2 %）

・クリスタルは、事業の再構築のために規模を縮小しており、サービスは、平成18年3月1日付で人材派遣事業を売却したこともあり、ともに売上は前年同期に比べて減少しました。

2．当中間期の財政状態

		前期末比増減率
・総資産	： 417,361 百万円	（ 15.4 %）
・純資産	： 322,690 百万円	（ － ）
・自己資本比率	： 76.9 %	

・当中間期末では、前期末に比べて、現金及び預金が15,111百万円増加したこと等により、流動資産は44,455百万円増加しました。固定資産は11,481百万円増加しましたので、総資産は前期末に比べて55,824百万円の増加となりました。負債合計はコマーシャル・ペーパーの発行により前期末に比べて13,534百万円増加しました。純資産は、利益剰余金が前期末に比べて31,351百万円増加したこと等により、322,690百万円となりました。純資産から少数株主持分を引いた自己資本は321,005百万円となり、自己資本比率は76.9％となりました。

3．当中間期のキャッシュ・フローの状況

・営業活動によるｷｬｯｼｭ･ﾌﾛｰ	： 49,083 百万円
・投資活動によるｷｬｯｼｭ･ﾌﾛｰ	：△ 29,567 百万円
・財務活動によるｷｬｯｼｭ･ﾌﾛｰ	： △ 5,001 百万円
・現金及び現金同等物期末残高	： 98,685 百万円

・当中間期は、税金等調整前中間純利益57,153百万円と減価償却費16,065百万円を主体とした現金の増加、および法人税等の支払額10,796百万円を主体とした現金の減少により、営業キャッシュ・フローは49,083百万円となりました。投資活動によるキャッシュ・フローは次期製品対応投資を中心に29,567百万円の支出となりました。フリー・キャッシュ・フローは19,516百万円となり、配当金の支払に12,920百万円を支出しました。その結果、現金及び現金同等物の期末残高は98,685百万円となり、前期末に比べて15,111百万円増加しました。

（2）中間連結財務諸表等

1．中間連結貸借対照表

（単位：百万円未満切捨）

科目	当中間期 平成18年9月30日現在		前期 平成18年3月31日現在		増減		前中間期 平成17年9月30日現在	
	金額	構成比(%)	金額	構成比(%)	金額	増減率(%)	金額	構成比(%)
（資産の部）								
Ⅰ．流動資産								
1．現金及び預金	98,685		83,574		15,111		131,304	
2．受取手形及び売掛金	91,179		78,380		12,799		77,485	
3．たな卸資産	45,432		41,178		4,254		38,670	
4．繰延税金資産	7,863		7,407		456		7,961	
5．その他	14,792		3,246		11,546		4,981	
6．貸倒引当金	△ 1,224		△ 1,512		288		△ 1,440	
流動資産合計	256,728	61.5	212,273	58.7	44,455	20.9	258,963	66.1
Ⅱ．固定資産								
1．有形固定資産								
(1) 建物及び構築物	30,611		29,548		1,063		26,321	
(2) 機械装置及び運搬具	73,328		58,493		14,835		50,528	
(3) 工具器具備品	12,103		10,716		1,387		10,032	
(4) 土地	8,867		8,648		219		8,874	
(5) 建設仮勘定	9,474		13,196		△ 3,722		10,873	
有形固定資産合計	134,386	32.2	120,603	33.4	13,783	11.4	106,630	27.2
2．無形固定資産								
無形固定資産合計	5,851	1.4	7,424	2.1	△ 1,573	△ 21.2	5,701	1.5
3．投資その他の資産								
(1) 投資有価証券	12,955		14,060		△ 1,105		12,438	
(2) 繰延税金資産	2,991		2,757		234		2,808	
(3) その他	4,723		4,601		122		4,941	
(4) 貸倒引当金	△ 274		△ 295		21		△ 309	
投資その他の資産合計	20,395	4.9	21,123	5.8	△ 728	△ 3.4	19,879	5.1
固定資産合計	160,633	38.5	149,152	41.3	11,481	7.7	132,210	33.7
Ⅲ．繰延資産								
繰延資産合計	−	−	111	0.0	△ 111	−	594	0.2
資産合計	417,361	100.0	361,537	100.0	55,824	15.4	391,768	100.0

(単位：百万円未満切捨)

科目	当中間期 平成18年9月30日現在		前期 平成18年3月31日現在		増減		前中間期 平成17年9月30日現在	
	金額	構成比(%)	金額	構成比(%)	金額	増減率(%)	金額	構成比(%)
(負債の部)								
Ⅰ. 流動負債								
1. 支払手形及び買掛金	30,228		28,070		2,158		27,580	
2. コマーシャル・ペーパー	7,497		—		7,497		—	
3. 未払法人税等	15,219		14,342		877		11,937	
4. 賞与引当金	4,134		4,207		△ 73		4,072	
5. その他	35,654		32,685		2,969		39,908	
流動負債合計	92,734	22.2	79,305	21.9	13,429	16.9	83,499	21.3
Ⅱ. 固定負債								
1. 特別修繕引当金	662		619		43		748	
2. その他	1,274		1,211		63		1,427	
固定負債合計	1,936	0.5	1,831	0.5	105	5.7	2,176	0.6
負債合計	94,671	22.7	81,137	22.4	13,534	16.7	85,676	21.9
(純資産の部)								
Ⅰ. 株主資本								
1. 資本金	6,264		—		—		—	
2. 資本剰余金	15,898		—		—		—	
3. 利益剰余金	297,696		—		—		—	
4. 自己株式	△ 15,521		—		—		—	
5. 自己株式申込証拠金	16		—		—		—	
株主資本合計	304,353	72.9	—	—	—	—	—	—
Ⅱ. 評価・換算差額等								
1. その他有価証券評価差額金	△ 7		—		—		—	
2. 為替換算調整勘定	16,658		—		—		—	
評価・換算差額等合計	16,651	4.0	—	—	—	—	—	—
Ⅲ. 少数株主持分	1,685	0.4	—	—	—	—	—	—
純資産合計	322,690	77.3	—	—	—	—	—	—
負債及び純資産合計	417,361	100.0	—	—	—	—	—	—
(少数株主持分)								
少数株主持分	—	—	919	0.3	—	—	901	0.2
(資本の部)								
Ⅰ. 資本金	—	—	6,264	1.7	—	—	6,264	1.6
Ⅱ. 資本剰余金	—	—	15,898	4.4	—	—	15,898	4.1
Ⅲ. 利益剰余金	—	—	266,345	73.7	—	—	297,127	75.8
Ⅳ. その他有価証券評価差額金	—	—	110	0.0	—	—	71	0.0
Ⅴ. 為替換算調整勘定	—	—	7,142	2.0	—	—	△ 6,830	△ 1.7
Ⅵ. 自己株式	—	—	△ 16,279	△ 4.5	—	—	△ 7,340	△ 1.9
資本合計	—	—	279,480	77.3	—	—	305,191	77.9
負債、少数株主持分及び資本合計	—	—	361,537	100.0	—	—	391,768	100.0

(注)

	当中間期	前期	前中間期
1. 有形固定資産の減価償却累計額	196,198 百万円	181,818 百万円	175,390 百万円
2. 保証債務	2,702 百万円	2,210 百万円	1,640 百万円
3. 自己株式数	4,196,357 株	4,401,607 株	3,602,420 株

2．中間連結損益計算書

（単位：百万円未満切捨）

科目	当中間期 自 平成18年4月1日 至 平成18年9月30日		前中間期 自 平成17年4月1日 至 平成17年9月30日		増減		前期 自 平成17年4月1日 至 平成18年3月31日	
	金額	百分比(%)	金額	百分比(%)	増減額	増減率(%)	金額	百分比(%)
Ⅰ.売上高	191,697	100.0	166,738	100.0	24,959	15.0	344,228	100.0
Ⅱ.売上原価	95,656	49.9	84,363	50.6	11,293	13.4	172,033	50.0
売上総利益	96,040	50.1	82,374	49.4	13,666	16.6	172,194	50.0
Ⅲ.販売費及び一般管理費	40,674	21.2	32,579	19.5	8,095	24.8	71,098	20.7
営業利益	55,366	28.9	49,795	29.9	5,571	11.2	101,095	29.4
Ⅳ.営業外収益	1,989	1.0	5,579	3.3	△ 3,590	△ 64.3	4,869	1.4
1.受取利息	1,219		974		245	25.2	1,788	
2.為替差益	－		1,766		△ 1,766		242	
3.持分法による投資利益	－		1,776		△ 1,776		1,285	
その他	769		1,062		△ 293		1,552	
Ⅴ.営業外費用	6,515	3.4	934	0.6	5,581	597.5	2,327	0.7
1.支払利息	36		70		△ 34		142	
2.売上割引	377		335		42		706	
3.為替差損	4,360		－		4,360		－	
4.持分法による投資損失	838		－		838		－	
5.その他	903		529		374		1,478	
経常利益	50,839	26.5	54,439	32.6	△ 3,600	△ 6.6	103,637	30.1
Ⅵ.特別利益	10,108	5.3	1,484	0.9	8,624	581.1	2,389	0.7
1.固定資産売却益	9,606		42		9,564		109	
2.その他	502		1,441		△ 939		2,280	
Ⅶ.特別損失	3,794	2.0	5,478	3.3	△ 1,684	△ 30.7	8,660	2.5
1.固定資産処分損	2,658		216		2,442		625	
2.環境整備費	740		3,538		△ 2,798		3,725	
3.退職加算金	99		1,143		△ 1,044		1,688	
4.減損損失	81		127		△ 46		1,232	
5.その他	214		452		△ 238		1,388	
税金等調整前中間(当期)純利益	57,153	29.8	50,445	30.2	6,708	13.3	97,367	28.3
法人税、住民税及び事業税	13,347	7.0	12,515	7.5	832	6.6	22,249	6.5
法人税等調整額	△ 647	△ 0.3	△ 1,122	△ 0.7	475	△ 42.3	△ 511	△ 0.2
少数株主利益	55	0.0	68	0.0	△ 13	△ 19.1	9	0.0
中間(当期)純利益	44,398	23.2	38,985	23.4	5,413	13.9	75,620	22.0
1株当たり中間(当期)純利益	103.08 円		87.47 円		15.61 円		171.71 円	
潜在株式調整後1株当たり中間(当期)純利益	102.67 円		87.20 円		15.47 円		171.08 円	

（注）

1. 前中間期の1株当たり中間純利益および潜在株式調整後1株当たり中間純利益につきましては、平成17年11月15日付で実施した当社普通株式1株につき4株の割合による株式分割を反映して実績数値を遡及修正して表示しております。詳細につきましては、後述の注記をご参照ください。

2. 在外連結子会社の経営成績の換算に関する事項

(1) 当中間期の売上高・損益を、前中間期為替レートで換算した場合の金額とその差額

科目	当中間期レートで換算	前中間期レートで換算	差額
売上高	191,697 百万円	188,353 百万円	3,344 百万円
営業利益	55,366 百万円	52,320 百万円	3,046 百万円
経常利益	50,839 百万円	47,854 百万円	2,985 百万円
中間純利益	44,398 百万円	41,747 百万円	2,651 百万円

(2) 主要通貨の換算レートと前年同期比変動率

主要通貨		当中間期為替レート	前中間期為替レート	変動率	前期為替レート
USドル	US$	115.33 円	110.36 円	-4.5% （円安）	113.93 円
ユーロ	EURO	146.74 円	135.74 円	-8.1% （円安）	138.13 円
タイ・バーツ	BAHT	3.05 円	2.69 円	-13.4% （円安）	2.81 円

円換算基準：毎月末の東京外国為替市場の相場仲値単純平均　（変動率が－の場合は円安）

3．中間連結株主資本等変動計算書

当中間期（自　平成18年4月1日　至　平成18年9月30日）

（単位：百万円未満切捨）

	株主資本					
	資本金	資本剰余金	利益剰余金	自己株式	自己株式申込証拠金	株主資本合計
前期末残高	6,264	15,898	266,345	△ 16,279	－	272,228
当中間期中の変動額						
剰余金の配当			△ 12,918			△ 12,918
取締役賞与金			△ 64			△ 64
中間純利益			44,398			44,398
自己株式処分差損			△ 353			△ 353
自己株式の取得				△ 5		△ 5
自己株式の処分				764		764
在外連結子会社の会計基準変更に伴う変動額			290			290
その他					16	16
株主資本以外の項目の当中間期中の変動額（純額）						
当中間期中の変動額合計	－	－	31,350	758	16	32,125
当中間期末残高	6,264	15,898	297,696	△ 15,521	16	304,353

	評価・換算差額等			少数株主持分	純資産合計
	その他有価証券評価差額金	為替換算調整勘定	評価・換算差額等合計		
前期末残高	110	7,142	7,252	919	280,399
当中間期中の変動額					
剰余金の配当					△ 12,918
取締役賞与金					△ 64
中間純利益					44,398
自己株式処分差損					△ 353
自己株式の取得					△ 5
自己株式の処分					764
在外連結子会社の会計基準変更に伴う変動額					290
その他					16
株主資本以外の項目の当中間期中の変動額（純額）	△ 116	9,516	9,400	765	10,165
当中間期中の変動額合計	△ 116	9,516	9,400	765	42,290
当中間期末残高	△ 7	16,658	16,651	1,685	322,690

（注）

1．発行済株式数に関する事項

株式の種類	前期末	当中間期中の増加	当中間期中の減少	当中間期末
普通株式	435,017,020	－	－	435,017,020

単位：株

2．自己株式数に関する事項

株式の種類	前期末	当中間期中の増加	当中間期中の減少	当中間期末
普通株式	4,401,607	1,321	206,571	4,196,357

単位：株

増加・減少の内訳（理由）は次のとおりであります。

単元未満株式の買取による増加　1,321 株

単元未満株式の買増請求による減少　171 株

ストックオプション行使による減少　206,400 株

4．中間連結キャッシュ・フロー計算書

（単位：百万円未満切捨）

項目	当中間期 自平成18年4月1日 至平成18年9月30日 金額	前中間期 自平成17年4月1日 至平成17年9月30日 金額	増減 金額	前期 自平成17年4月1日 至平成18年3月31日 金額
Ⅰ 営業活動によるキャッシュ・フロー				
税金等調整前中間（当期）純利益	57,153	50,445	6,708	97,367
減価償却費	16,065	11,326	4,739	26,251
減損損失	81	127	△ 46	1,232
営業譲渡益	－	－	－	△ 1,783
貸倒引当金の増加額又は減少額（△）	△ 341	209	△ 550	234
賞与引当金の増加額	△ 50	153	△ 203	278
特別修繕引当金の増加額	42	206	△ 164	76
受取利息及び受取配当金	△ 1,238	△ 979	△ 259	△ 1,794
支払利息	36	70	△ 34	142
為替差損又は為替差益（△）	3,329	△ 347	3,676	△ 598
持分法による投資損失又は投資利益（△）	838	△ 1,776	2,614	△ 1,285
固定資産売却益	△ 9,606	△ 42	△ 9,564	△ 109
固定資産処分損	2,658	216	2,442	625
投資有価証券評価損	7	－	7	13
取締役賞与の支払額	△ 64	△ 65	1	△ 65
その他	780	△ 1,898	2,678	204
売上債権の増加額（△）	△ 11,509	△ 3,738	△ 7,771	△ 4,041
たな卸資産の増加額（△）	△ 3,329	△ 2,174	△ 1,155	△ 2,546
その他流動資産の減少額又は増加額（△）	1,392	△ 681	2,073	2,097
仕入債務の増加額	1,096	3,728	△ 2,632	3,643
未払消費税等の増加額又は減少額（△）	△ 289	1,151	△ 1,440	662
その他流動負債の増加額	1,643	1,355	288	1,757
小計	58,698	57,286	1,412	122,348
利息及び配当金の受取額	1,207	1,019	188	1,865
利息の支払額	△ 25	△ 59	34	△ 112
法人税等の支払額	△ 10,796	△ 10,684	△ 112	△ 18,246
営業活動によるキャッシュ・フロー	49,083	47,561	1,522	105,855
Ⅱ 投資活動によるキャッシュ・フロー				
有形固定資産の取得による支出	△ 27,663	△ 20,638	△ 7,025	△ 47,741
有形固定資産の売却による収入	575	156	419	266
投資有価証券の取得による支出	△ 204	－	△ 204	△ 2,069
投資有価証券の売却による収入	30	－	30	－
新規連結子会社の取得による支出	△ 908	－	△ 908	△ 337
貸付による支出	△ 10	△ 1	△ 9	△ 2
貸付金の回収による収入	63	60	3	116
その他投資に関する支出	△ 1,871	△ 1,428	△ 443	△ 4,630
その他投資に関する収入	423	54	369	155
営業譲渡による収入	－	1,400	△ 1,400	2,230
投資活動によるキャッシュ・フロー	△ 29,567	△ 20,397	△ 9,170	△ 52,012
Ⅲ 財務活動によるキャッシュ・フロー				
短期借入金の借入及び返済による収入及び支出（△）（純額）	7,497	△ 207	7,704	△ 207
自己株式の取得による支出	△ 5	△ 22	17	△ 64,031
自己株式の売却による収入	429	538	△ 109	1,855
親会社による配当金の支払額	△ 12,920	△ 10,024	△ 2,896	△ 23,402
少数株主への配当金の支払額	△ 2	△ 1	△ 1	△ 1
財務活動によるキャッシュ・フロー	△ 5,001	△ 9,717	4,716	△ 85,787
Ⅳ 現金及び現金同等物に係る換算差額	596	983	△ 387	2,645
Ⅴ 現金及び現金同等物の増加額又は減少額（△）	15,111	18,430	△ 3,319	△ 29,300
Ⅵ 現金及び現金同等物期首残高	83,574	112,874	△ 29,300	112,874
Ⅶ 現金及び現金同等物期末残高	98,685	131,304	△ 32,619	83,574

（注）連結キャッシュ・フロー計算書の△は、現金及び現金同等物の流出を示しております。

5．中間連結財務諸表作成のための基本となる重要な事項

(1) 連結範囲及び持分法の適用に関する事項
・ 連結子会社数　６４社
　主要会社名　（海外） HOYA HOLDINGS, INC.、HOYA HOLDINGS N.V.、
　　　　　　　　　　HOYA HOLDINGS ASIA PACIFIC PTE LTD, HOYA PHOTONICS, INC.
　　　　　　　（国内） HOYA CANDEO OPTRONICS株式会社、HOYAﾍﾙｽｹｱ株式会社
・ 非連結子会社数　－社
・ 関連会社数　　４社（うち、持分法適用会社数　1社＝NHﾃｸﾉｸﾞﾗｽ株式会社）

(2) 会計処理の方法等の変更
①連結範囲及び持分法の適用の異動状況
イ．連結範囲　：
a.前中間期末（平成17年9月末）との比較＝４社増加
・新規設立により４社増加
　・ HOYA HEALTHCARE (SHANGHAI) CO.,LTD.（中国）
　・ HOYA CANDEO OPTRONICS KOREA CO.,LTD.（韓国）
　・ VISION MEMBRANE TECHNOLOGIES, INC.（米国）
　・ HOYA LENS INDIA PRIVATE LIMITED.（ｲﾝﾄﾞ）
・買収により２社増加
　・ QSTREAMS NETWORKS, INC.（米国）
　・ HOYA HILL OPTICS SA (PTY) LTD.（南ｱﾌﾘｶ）
・親会社への吸収合併により1社減少
　・ HOYA ｱﾄﾞﾊﾞﾝｽﾄ ｾﾐｺﾝﾀﾞｸﾀ ﾃｸﾉﾛｼﾞｰｽﾞ㈱
・清算により１社減少
　・ HOYA LENS MEXICO, SA.DE.CV.（ﾒｷｼｺ）

b.前期末（平成18年3月末）との比較＝２社増加
・新規設立により１社増加
　・ HOYA LENS INDIA PRIVATE LIMITED.（ｲﾝﾄﾞ）
・買収により１社増加
　・ HOYA HILL OPTICS SA (PTY) LTD.（南ｱﾌﾘｶ）

ロ．持分法適用会社　：
a.前中間期末（平成17年9月末）との比較
・該当事項はありません。

b.前期末（平成18年3月末）との比較
・該当事項はありません。

	当中間期	前中間期	増　減	前　期
連結子会社数	64 (国内5、海外59)	60 (国内6、海外54)	+4 (国内-1、海外+5)	62 (国内5、海外57)
非連結子会社数	－ (国内-、海外-)	－ (国内-、海外-)	－ (国内-、海外-)	－ (国内-、海外-)
関連会社数	4 (国内4、海外-)	5 (国内5、海外-)	-1 (国内-1、海外-)	5 (国内5、海外-)
(うち持分法適用会社数)	(1) (国内1、海外-)	(1) (国内1、海外-)	(-) (国内-、海外-)	(1) (国内1、海外-)
グループ合計 (うち持分法適用会社数)	68社 (1社)	65社 (1社)	+3 (－)	67社 (1社)

②会計方針の変更　：　事業の種類別セグメント情報における事業区分を変更しております。

③会計基準の変更

会計基準の変更に伴い、当中間連結会計期間より、下記の指針を適用しております。

・「企業結合に係る会計基準」及び「事業分離等に関する会計基準」並びに「企業結合会計基準及び事業分離等会計基準に関する適用指針」を適用しております。

・「貸借対照表の純資産の部の表示に関する会計基準」及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」を適用しております。

・「役員賞与に関する会計基準」を適用しております。

［株式の分割に係る注記］

平成17年7月20日開催の取締役会の決議に基づき、平成17年11月15日付をもって当社普通株式1株につき4株の割合による株式の分割を行ないました。

1．株式分割前の当社発行済株式総数　　112,349,005株

2．今回の分割により増加した株式数　　337,047,015株

3．株式分割後の当社発行済株式総数　　449,396,020株

なお、本資料中の連結財務諸表における前中間期の１株当たり情報は、当該株式分割が前期の期首において行なわれたと仮定して遡及修正を行なっております。参考として、遡及修正をする前の発表当時の実績数値との比較は以下のとおりであります：

（単位：円、少数第２位未満切捨）

科目	前中間期 自 平成17年4月 1日 至 平成17年9月30日	
	遡及修正をする前の発表当時の実績値	遡及修正後の数値（本資料中の数値）
1株当たり自己資本	2,738.40 円	684.60 円
1株当たり中間純利益	349.90 円	87.47 円
潜在株式調整後1株当たり中間純利益	348.81 円	87.20 円

また、７ページで言及しております前中間期の中間配当金1株当たり30円というのは、株式分割後の発行済み株式数によって遡及修正されております。参考として、遡及修正をする前の、前中間期の1株当たり配当金（実際に株主に支払った金額）との比較は以下のとおりであります：

（単位：円、少数第２位未満切捨）

科目		前中間期 自 平成17年4月 1日 至 平成17年9月30日	前期期末配当	前期年間配当
一株当たり配当金	遡及修正をする前の発表当時の実績値	120.00 円	30.00 円	150.00 円
	遡及修正後の数値（本資料中の数値）	30.00 円		60.00 円

［連結キャッシュ・フロー計算書に係る注記］

（単位：百万円未満切捨）

1．現金及び現金同等物の期末残高と連結貸借対照表に記載されている科目の金額

	当中間期 平成18年 9月30日現在	前中間期 平成17年 9月30日現在	前　期 平成18年 3月31日現在
現金及び預金勘定	98,685	131,304	83,574
現金及び現金同等物	98,685	131,304	83,574

2．重要な非資金取引の内容

当中間期（自　平成18年4月1日　至　平成18年9月30日）

該当事項はありません。

前中間期（自　平成17年4月1日　至　平成17年9月30日）

該当事項はありません。

前　　期（自　平成17年4月1日　至　平成18年3月31日）

自己株式の消却　　53,180 百万円

（平成18年2月1日付、14,379,000株。）

※これにより、当社の発行済株式総数は435,017,020株になりました。

[有価証券及びデリバティブ取引に係る注記]

1．時価のある有価証券

(単位：百万円未満切捨)

区分	当中間期 (平成18年9月30日現在)			前期 (平成18年3月31日現在)			前中間期 (平成17年9月30日現在)		
(1) 満期保有目的の債券	中間連結貸借対照表計上額	時価	差額	連結貸借対照表計上額	時価	差額	中間連結貸借対照表計上額	時価	差額
該当なし	−	−	−	−	−	−	−	−	−
(2) その他有価証券	取得原価	中間連結貸借対照表計上額	差額	取得原価	連結貸借対照表計上額	差額	取得原価	中間連結貸借対照表計上額	差額
①株式	1,692	1,685	△ 7	1,692	1,874	181	159	327	167
②債券	−	−	−	−	−	−	−	−	−
国債・地方債等	−	−	−	−	−	−	−	−	−
社債	−	−	−	−	−	−	−	−	−
その他	−	−	−	−	−	−	−	−	−
③その他	−	−	−	−	−	−	364	317	△ 47
計	1,692	1,685	△ 7	1,692	1,874	181	524	644	119

2．時価評価されていない主な有価証券（時価のある有価証券のうち満期保有目的の債券を除く）

(単位：百万円未満切捨)

区分	当中間期 (平成18年9月30日現在)	前期 (平成18年3月31日現在)	前中間期 (平成17年9月30日現在)
(1) 満期保有目的の債券	中間連結貸借対照表計上額	連結貸借対照表計上額	中間連結貸借対照表計上額
該当なし	−	−	−
(2) 関連会社株式	中間連結貸借対照表計上額	連結貸借対照表計上額	中間連結貸借対照表計上額
①非上場株式	10,123	11,104	11,117
計	10,123	11,104	11,117
(3) その他有価証券	中間連結貸借対照表計上額	連結貸借対照表計上額	中間連結貸借対照表計上額
①非上場株式	882	802	261
②その他	264	279	414
計	1,146	1,081	676

3．デリバティブ取引の契約額、時価及び評価損益等（当中間期）

(1) 取引の状況に関する事項

取引の内容及び利用目的等

当社グループは、為替相場の変動によるリスクを軽減するため、為替予約取引を行なっております。
なお、デリバティブ取引を利用してヘッジ会計を行なっております。

イ ヘッジ会計の方法

繰延ヘッジ処理を採用しております。また、為替変動リスクのヘッジについて振当処理の要件を満たしている場合には振当処理を採用しております。

ロ ヘッジ手段とヘッジ対象

ヘッジ手段… 為替予約
ヘッジ対象… 外貨建借入金

(2) 取引の時価等に関する事項

ヘッジ会計を適用しているもの以外のデリバティブ取引はありません。

[税効果会計に係る注記]

1．繰延税金資産及び繰延税金負債の発生の主な原因別の内訳　（単位：百万円未満切捨）

(1) 流動の部

	当中間期 平成18年 9月30日現在	前　期 平成18年 3月31日現在	前中間期 平成17年 9月30日現在
繰延税金資産			
たな卸資産未実現利益	1,965	1,692	2,277
環境整備費否認額	1,701	1,474	1,753
賞与引当金否認額	1,544	1,601	1,564
工場閉鎖損失	404	510	―
未払事業税否認額	950	727	777
その他	1,298	1,400	1,589
繰延税金資産　合計	7,863	7,407	7,961

(2) 固定の部

	当中間期	前　期	前中間期
繰延税金資産			
減価償却損金算入限度超過額	1,738	1,962	2,005
減損損失否認額	619	1,376	748
貸倒引当金損金算入限度超過額	111	105	115
固定資産処分損否認額	518	―	―
その他	734	258	845
繰延税金資産　合計	3,723	3,702	3,715
繰延税金負債			
固定資産圧縮積立金	△ 332	△ 406	△ 423
特別償却準備金	△ 233	△ 298	△ 277
その他有価証券評価差額金	―	△ 74	△ 40
その他	△ 165	△ 165	△ 165
繰延税金負債　合計	△ 732	△ 945	△ 906
繰延税金資産の純額	2,991	2,757	2,808

2．法定実効税率と税効果会計適用後の法人税等の負担率との差異の原因となった主な項目別の内訳

	当中間期 自平成18年4月1日 至平成18年9月30日	前中間期 自平成17年4月1日 至平成17年9月30日	前　期 自平成17年4月1日 至平成18年3月31日
連結財務諸表提出会社の法定実効税率	40.4 %	40.4 %	40.4 %
（調　整）			
海外連結子会社の税率差異	△ 17.2	△ 17.1	△ 18.2
交際費等永久に損金に算入されない項目	0.4	0.3	0.4
住民税均等割等	0.1	0.1	0.1
受取配当金等永久に益金に算入されない項目	△ 2.7	△ 3.5	△ 1.8
受取配当金等連結消去に伴う影響額	2.7	3.5	1.8
持分法による投資損益	0.6	△ 1.4	△ 0.5
過年度法人税等戻入額	△ 2.4	―	―
試験研究費等の特別税額控除	△ 0.3	△ 0.5	△ 0.5
その他	0.6	0.7	0.6
税効果会計適用後の法人税等の負担率	22.2	22.6	22.3

[退職給付に係る注記]

(単位：百万円未満切捨)

1. 当社グループの採用する退職給付制度

従来、退職一時金制度及び厚生年金基金制度を採用しておりましたが、平成15年3月期第3四半期において退職一時金制度を廃止しました。厚生年金基金につきましては、平成15年1月29日に厚生労働大臣より解散の認可を得て同日解散し、結了手続きを進めておりましたが、平成16年5月26日に厚生労働大臣より清算結了の承認を得ました。

2. 退職給付債務等の内容

(1) 退職給付債務及びその内訳

該当事項はありません。

(2) 退職給付費用の内訳

	当中間期 自平成18年4月1日 至平成18年9月30日	前中間期 自平成17年4月1日 至平成17年9月30日	前　期 自平成17年4月1日 至平成18年3月31日
退職加算金	99	1,143	1,688
退職給付費用	99	1,143	1,688

(3) 退職給付債務等の計算基礎

記載すべき事項はありません。

[固定資産の減損に係る注記]

(単位：百万円未満切捨)

当社は、ビジネス・ユニットを基準として、資産のグループ化を行なっており、以下の資産グループについて減損処理をしております。

(1) クリスタル部門における東京スタジオ（昭島工場内）等

場　所	用　途	種　類
東京都昭島市等	クリスタル製造設備等	機械装置等

クリスタル部門は、市場の低迷により個人需要・法人向けギフトともに落ち込みが大きいため、同部門に係る資産グループの帳簿価額を回収可能価額まで減額し、当該減少額を次のとおり減損損失として特別損失に計上しました。

	当中間期 自平成18年4月1日 至平成18年9月30日	前中間期 自平成17年4月1日 至平成17年9月30日	前　期 自平成17年4月1日 至平成18年3月31日
機械装置他	81	127	864
計	81	127	864

なお、当資産グループの回収可能価額は使用価値により測定しており、将来キャッシュ・フローを5%で割り引いて算定しております。

(2) 本社部門における賃貸資産

場　所	用　途	種　類
東京都町田市	賃貸	土地

東京都町田市の賃貸資産は、市場地価の下落などにより、同資産グループの帳簿価額を回収可能価額まで減額し、当該減少額を次のとおり減損損失として特別損失に計上しました。

	当中間期 自平成18年4月1日 至平成18年9月30日	前中間期 自平成17年4月1日 至平成17年9月30日	前　期 自平成17年4月1日 至平成18年3月31日
土地	—	—	368
計	—	—	368

なお、当資産グループの回収可能価額は、公示価格により測定しております。

（5）セグメント情報

1．事業の種類別セグメント情報

（単位：百万円未満切捨）

期別	当中間期：自 平成18年4月1日　至 平成18年9月30日							
	情報・通信		アイケア		その他	計	消去又は全社	連結
科目　セグメント	エレクトロオプティクス	ホトニクス	ビジョンケア	ヘルスケア				
1．売上高及び営業損益								
売上高								
(1)外部顧客に対する売上高	109,373	4,625	56,911	20,156	631	191,697	－	191,697
(2)セグメント間の内部売上高又は振替高	207	123	△ 0	△ 0	1,373	1,702	(1,702)	－
計	109,580	4,748	56,910	20,156	2,004	193,400	(1,702)	191,697
営業費用	67,611	4,424	46,487	15,612	2,120	136,256	74	136,331
営業利益又は営業損失(△)	41,969	323	10,422	4,543	△ 115	57,144	(1,777)	55,366
営業利益率　(%)	38.3%	6.8%	18.3%	22.5%	-5.8%	29.6%	－	28.9%
2．資産、減価償却費及び資本的支出等								
資産	250,542	7,802	111,318	19,867	2,719	392,251	25,110	417,361
減価償却費	12,043	57	3,341	525	21	15,989	76	16,065
減損損失	－	－	－	－	81	81	－	81
資本的支出	22,088	98	6,154	919	80	29,341	479	29,820
研究開発費	5,252	529	902	612	45	7,342	－	7,342
従業員数（名）	19,281	204	7,388	815	225	27,913	61	27,974

期別	前中間期：自 平成17年4月1日　至 平成17年9月30日							
	情報・通信		アイケア		その他	計	消去又は全社	連結
科目　セグメント	エレクトロオプティクス	ホトニクス	ビジョンケア	ヘルスケア				
1．売上高及び営業損益								
売上高								
(1)外部顧客に対する売上高	91,352	5,117	50,457	17,621	2,188	166,738	－	166,738
(2)セグメント間の内部売上高又は振替高	603	140	4	0	2,372	3,121	(3,121)	－
計	91,956	5,258	50,462	17,621	4,560	169,859	(3,121)	166,738
営業費用	55,084	4,867	41,008	13,318	4,492	118,772	(1,829)	116,942
営業利益又は営業損失(△)	36,872	390	9,453	4,302	68	51,087	(1,292)	49,795
営業利益率　(%)	40.1%	7.4%	18.7%	24.4%	1.5%	30.1%	－	29.9%
2．資産、減価償却費及び資本的支出等								
資産	188,839	7,440	93,751	16,514	4,684	311,230	80,537	391,768
減価償却費	7,865	47	2,984	376	26	11,299	26	11,326
減損損失	－	－	－	－	127	127	－	127
資本的支出	17,492	50	3,434	637	145	21,760	27	21,788
研究開発費	4,306	518	1,199	446	18	6,488	－	6,488
従業員数（名）	14,708	192	6,750	699	383	22,732	52	22,784

＜参考＞　前年同期との増減比較は、次のとおりです：

	増減							
	情報・通信		アイケア		その他	計	消去又は全社	連結
科目　セグメント	エレクトロオプティクス	ホトニクス	ビジョンケア	ヘルスケア				
売上高　増減額								
(1)外部顧客に対する売上高増減額	18,021	△ 492	6,454	2,535	△ 1,557	24,959	－	24,959
外部売上高の増減率　(%)	19.7%	-9.6%	12.8%	14.4%	-71.2%	15.0%	－	15.0%
(2)セグメント間売上高又は振替高増減額	△ 396	△ 17	△ 4	△ 0	△ 999	△ 1,419	1,419	－
計	17,624	△ 510	6,448	2,535	△ 2,556	23,541	1,419	24,959
営業費用増減額	12,527	△ 443	5,479	2,294	△ 2,372	17,484	1,903	19,389
営業損益額増減額	5,097	△ 67	969	241	△ 183	6,057	△ 485	5,571
営業損益の増減率　(%)	13.8%	-17.2%	10.3%	5.6%	-269.1%	11.9%	－	11.2%
営業利益率の増減（ポイント）	△ 1.8	△ 0.6	△ 0.4	△ 1.9	△ 7.3	△ 0.5	－	△ 1.0
資産　増減額	61,703	362	17,567	3,353	△ 1,965	81,021	△ 55,427	25,593
減価償却費　増減額	4,178	10	357	149	△ 5	4,690	50	4,739
減損損失　増減額	－	－	－	－	△ 46	△ 46	－	△ 46
資本的支出　増減額	4,596	48	2,720	282	△ 65	7,581	452	8,032
研究開発費　増減額	946	11	△ 297	166	27	854	－	854
従業員数（名）　増減数	4,573	12	638	116	△ 158	5,181	9	5,190

（注）

1．事業区分の方法及び各区分に属する主要製品及び役務の名称

(1) 当期より、事業区分並びに主要製品及び役務につき下記のように変更いたします。従来個別事業として区分表記しておりましたクリスタル事業およびサービス事業は、機構改革により売上高および営業損益が減少し、区分開示の重要性が低下したため、「その他」として合わせて表示することといたしました。

分野	事業	主要製品及び役務
情報・通信	エレクトロオプティクス	半導体用ﾌｫﾄﾏｽｸ・ﾏｽｸﾌﾞﾗﾝｸｽ、液晶用ﾏｽｸ・液晶部品、HDD用ｶﾞﾗｽﾃﾞｨｽｸ、光学ﾚﾝｽﾞ・光学ｶﾞﾗｽ、電子用ｶﾞﾗｽ、光通信関連ﾃﾞﾊﾞｲｽ
	ホトニクス	各種ﾚｰｻﾞｰ機器、電子産業用光源、特殊光学ｶﾞﾗｽ
アイケア	ビジョンケア	ﾒｶﾞﾈ用ﾚﾝｽﾞ・ﾌﾚｰﾑ
	ヘルスケア	ｺﾝﾀｸﾄﾚﾝｽﾞ、眼内ﾚﾝｽﾞ
その他		ｸﾘｽﾀﾙｶﾞﾗｽ製品、情報ｼｽﾃﾑ構築、業務請負

※ なお、前期の事業の種類別セグメント情報につきましては、期間比較の観点から、当期と同様の事業区分により実績を計算しなおして記載しております。

(2) 前期までの事業区分並びに主要製品及び役務は次のとおりであります。

分野	事業	主要製品及び役務
情報・通信	エレクトロオプティクス	半導体用ﾌｫﾄﾏｽｸ・ﾏｽｸﾌﾞﾗﾝｸｽ、液晶用ﾏｽｸ・液晶部品、HDD用ｶﾞﾗｽﾃﾞｨｽｸ、光学ﾚﾝｽﾞ・光学ｶﾞﾗｽ、電子用ｶﾞﾗｽ、光通信関連ﾃﾞﾊﾞｲｽ
	ホトニクス	各種ﾚｰｻﾞｰ機器、電子産業用光源、特殊光学ｶﾞﾗｽ
アイケア	ビジョンケア	ﾒｶﾞﾈ用ﾚﾝｽﾞ・ﾌﾚｰﾑ、ﾚﾝｽﾞ加工機器
	ヘルスケア	ｺﾝﾀｸﾄﾚﾝｽﾞ、眼内ﾚﾝｽﾞ
その他	クリスタル	ｸﾘｽﾀﾙｶﾞﾗｽ製品
	サービス	情報ｼｽﾃﾑの構築、人材派遣、業務請負

※ 当社の事業区分の方法は、製品の種類・性質等の類似性を考慮して区分しております。

(3) 前期までの事業区分による前中間期の事業の種類別セグメント情報は次のとおりであります。

期別 / 科目 / セグメント	前中間期：自 平成17年4月1日　至 平成17年9月30日								
	情報・通信		アイケア		その他		計	消去又は全社	連結
	ｴﾚｸﾄﾛｵﾌﾟﾃｨｸｽ	ﾎﾄﾆｸｽ	ﾋﾞｼﾞｮﾝｹｱ	ﾍﾙｽｹｱ	ｸﾘｽﾀﾙ	ｻｰﾋﾞｽ			
1．売上高及び営業損益									
売上高									
(1)外部顧客に対する売上高	91,352	5,117	50,457	17,621	1,240	948	166,738	—	166,738
(2)ｾｸﾞﾒﾝﾄ間の内部売上高又は振替高	603	140	4	0	17	2,355	3,121	(3,121)	—
計	91,956	5,258	50,462	17,621	1,257	3,303	169,859	(3,121)	166,738
営業費用	55,084	4,867	41,008	13,318	1,521	2,971	118,772	(1,829)	116,942
営業利益又は営業損失(△)	36,872	390	9,453	4,302	△ 263	331	51,087	(1,292)	49,795
営業利益率 (%)	40.1%	7.4%	18.7%	24.4%	-21.0%	10.0%	30.1%	—	29.9%
2．資産、減価償却費及び資本的支出等									
資産	188,839	7,440	93,751	16,514	1,382	3,302	311,230	80,537	391,768
減価償却費	7,865	47	2,984	376	—	26	11,299	26	11,326
減損損失	—	—	—	—	127	—	127	—	127
資本的支出	17,492	50	3,434	637	127	18	21,760	27	21,788
研究開発費	4,306	518	1,199	446	18	—	6,488	—	6,488
従業員数（名）	14,708	192	6,750	699	129	254	22,732	52	22,784

2．営業費用のうち消去又は全社の項目に含めた配賦不能営業費用の金額は、

当中間期　1,702 百万円、　前中間期　1,340 百万円

であり、その主なものは、本社部門並びに海外の地域本社に係る費用であります。

3．資産のうち消去又は全社の項目に含めた全社資産の金額は、

当中間期　19,253 百万円、　前中間期 82,641 百万円

であり、その主なものは、余資運用資金（現金及び預金）、長期投資資金（投資有価証券）及び本社部門並びに海外の地域本社に係る資産等であります。

2. 所在地別セグメント情報

(単位：百万円未満切捨)

科目 ＼ セグメント	当中間期：自平成18年4月1日　至平成18年9月30日						
	日本	北米	欧州	アジア	計	消去又は全社	連結
1. 売上高及び営業損益							
売上高							
(1)外部顧客に対する売上高	135,071	18,114	22,720	15,791	191,697	—	191,697
(2)セグメント間の内部売上高又は振替高	13,707	146	524	78,588	92,966	(92,966)	—
計	148,778	18,260	23,244	94,380	284,664	(92,966)	191,697
営業費用	128,358	17,823	20,404	64,940	231,526	(95,194)	136,331
営業利益	20,420	437	2,840	29,440	53,138	2,228	55,366
営業利益率 (%)	13.7%	2.4%	12.2%	31.2%	18.7%	—	28.9%
2. 資産	176,164	13,331	91,006	193,604	474,106	(56,744)	417,361

科目 ＼ セグメント	前中間期：自 平成17年4月1日　至 平成17年9月30日						
	日本	北米	欧州	アジア	計	消去又は全社	連結
1. 売上高及び営業損益							
売上高							
(1)外部顧客に対する売上高	122,307	16,856	18,263	9,310	166,738	—	166,738
(2)セグメント間の内部売上高又は振替高	10,820	99	246	55,456	66,622	(66,622)	—
計	133,127	16,956	18,510	64,767	233,360	(66,622)	166,738
営業費用	111,482	16,360	15,415	42,663	185,922	(68,979)	116,942
営業利益	21,644	595	3,094	22,103	47,438	2,356	49,795
営業利益率 (%)	16.3%	3.5%	16.7%	34.1%	20.3%	—	29.9%
2. 資産	166,008	18,984	38,340	131,941	355,275	36,493	391,768

<参考> 前年同期との増減比較は、次のとおりです：

科目 ＼ セグメント	増減						
	日本	北米	欧州	アジア	計	消去又は全社	連結
売上高　増減額							
(1)外部顧客に対する売上高増減額	12,764	1,258	4,457	6,481	24,959	—	24,959
外部売上高増減率 (%)	10.4%	7.5%	24.4%	69.6%	15.0%	—	15.0%
(2)セグメント間売上高又は振替高増減額	2,887	47	278	23,132	26,344	△ 26,344	—
計	15,651	1,304	4,734	29,613	51,304	△ 26,344	24,959
営業費用増減額	16,876	1,463	4,989	22,277	45,604	△ 26,215	19,389
営業利益額増減額	△ 1,224	△ 158	△ 254	7,337	5,700	△ 128	5,571
営業利益額増減率 (%)	-5.7%	-26.6%	-8.2%	33.2%	12.0%	—	11.2%
資産　増減額	10,156	△ 5,653	52,666	61,663	118,831	△ 93,237	25,593

(注) 1. 国又は地域の区分の方法及び各区分に属する主な国又は地域

(1) 国又は地域の区分の方法・・・・・・地理的近接度によっており、当社グループ事業所の所在地別の区分であります。

(2) 各区分に属する主な国又は地域・・・北米：米国、カナダ等
欧州：オランダ、ドイツ、イギリス等（南アフリカを含む）
アジア：シンガポール、タイ、中国、韓国、台湾等
（オーストラリアを含む）

2. 営業費用のうち消去又は全社の項目に含めた配賦不能営業費用の金額は、
当中間期　1,521　百万円、　前中間期　1,188　百万円
であり、その主なものは、本社部門に係る費用であります。

3. 資産のうち消去又は全社の項目に含めた全社資産の金額は、
当中間期　16,955　百万円、　前中間期　80,021　百万円
であり、その主なものは、余資運用資金（現金及び預金）、長期投資資金（投資有価証券）及び本社部門に係る資産等であります。

3．海外売上高

（単位：百万円未満切捨）

科目 ＼ 期別 / セグメント	当中間期 自 平成18年4月1日 至 平成18年9月30日				
	北 米	欧 州	アジア	その他の地域	合 計
海外売上高	22,363	23,809	56,248	5	102,427
連結売上高					191,697
連結売上高に占める海外売上高の割合（%）	11.7%	12.4%	29.3%	0.0%	53.4%
海外売上高における地域別の割合（%）	21.8%	23.3%	54.9%	0.0%	100.0%

科目 ＼ 期別 / セグメント	前中間期 自 平成17年4月1日 至 平成17年9月30日				
	北 米	欧 州	アジア	その他の地域	合 計
海外売上高	20,262	19,259	38,821	6	78,350
連結売上高					166,738
連結売上高に占める海外売上高の割合（%）	12.2%	11.5%	23.3%	0.0%	47.0%
海外売上高における地域別の割合（%）	25.9%	24.6%	49.5%	0.0%	100.0%

＜参考＞ 前年同期との増減比較は、次のとおりです：

科目 ＼ セグメント	増 減				
	北 米	欧 州	アジア	その他の地域	合 計
海外売上高増減額	2,101	4,550	17,427	△ 1	24,077
連結売上高増減額					24,959
海外売上高増減率（%）	10.4%	23.6%	44.9%	-16.7%	30.7%

（注）1．海外売上高は、当社および連結子会社の本邦以外の国又は地域における売上高であります。

2．国又は地域の区分の方法及び各区分に属する主な国又は地域

(1)国又は地域の区分の方法・・・・・・地理的近接度によっており、顧客の所在地別の区分であります。

(2)各区分に属する主な国又は地域・・・北米：米国、カナダ等

欧州：オランダ、ドイツ、イギリス等
（南アフリカを含む）

アジア：シンガポール、タイ、韓国、台湾等
（オーストラリアを含む）

その他の地域：サウジアラビア、ブラジル等

（6）販売の状況（中間連結部門別売上高明細表）

（単位：百万円未満切捨）

期別 / 分野・事業別	当中間期 自 平成18年4月 1日 至 平成18年9月30日 金額	構成比 %	前中間期 自 平成17年4月 1日 至 平成17年9月30日 金額	構成比 %	増減 金額	増減率 %	前期 自 平成17年4月 1日 至 平成18年3月31日 金額	構成比 %
国内	48,190	44.1	48,073	52.6	117	0.2	94,448	49.6
海外	61,182	55.9	43,278	47.4	17,904	41.4	96,103	50.4
ｴﾚｸﾄﾛｵﾌﾟﾃｨｸｽ	109,373	57.1	91,352	54.8	18,021	19.7	190,551	55.4
国内	2,832	61.2	2,743	53.6	89	3.2	5,519	54.7
海外	1,792	38.8	2,374	46.4	△ 582	△ 24.5	4,573	45.3
ホトニクス	4,625	2.4	5,117	3.1	△ 492	△ 9.6	10,092	2.9
国内	51,023	44.8	50,817	52.7	206	0.4	99,967	49.8
海外	62,975	55.2	45,653	47.3	17,322	37.9	100,677	50.2
情報・通信	113,998	59.5	96,470	57.9	17,528	18.2	200,644	58.3
国内	18,250	32.1	18,572	36.8	△ 322	△ 1.7	36,089	34.5
海外	38,660	67.9	31,884	63.2	6,776	21.3	68,367	65.5
ビジョンケア	56,911	29.7	50,457	30.2	6,454	12.8	104,456	30.4
国内	19,442	96.5	17,092	97.0	2,350	13.7	34,228	96.5
海外	714	3.5	529	3.0	185	35.0	1,254	3.5
ヘルスケア	20,156	10.5	17,621	10.6	2,535	14.4	35,483	10.3
国内	37,692	48.9	35,664	52.4	2,028	5.7	70,317	50.2
海外	39,375	51.1	32,414	47.6	6,961	21.5	69,622	49.8
アイケア	77,067	40.2	68,079	40.8	8,988	13.2	139,940	40.7
国内	555	87.9	1,905	87.1	△ 1,350	△ 70.9	3,220	88.4
海外	76	12.1	283	12.9	△ 207	△ 73.1	421	11.6
その他	631	0.3	2,188	1.3	△ 1,557	△ 71.2	3,642	1.0
国内	89,270	46.6	88,387	53.0	883	1.0	173,506	50.4
海外	102,427	53.4	78,350	47.0	24,077	30.7	170,722	49.6
合計	191,697	100.0	166,738	100.0	24,959	15.0	344,228	100.0

(注)
従来、個別事業として区分表記しておりましたクリスタル事業およびサービス事業は、機構改革により売上高および営業損益が減少し、区分開示の重要性が低下したため、当期より「その他」として合わせて表示することとしました。

[重要な後発事象]

当社は、平成18年10月19日開催の当社取締役会において、当社及び当社子会社の取締役、執行役及び従業員に対し、ストックオプションとして新株予約権を発行することを決議しております。

なお、当社取締役及び執行役に対しストックオプションとして発行する新株予約権につきましては、報酬委員会の審議に基づき、取締役会で決議しております。

HOYA

(7) 平成19年3月期 個別中間財務諸表の概要

平成18年10月19日

上場会社名 ＨＯＹＡ株式会社 上場取引所 東証第一部
コード番号 7741 本社所在地 東京都
（ＵＲＬ http://www.hoya.co.jp)
代表者 代表執行役ＣＥＯ 鈴木 洋
問合せ先責任者 ＣＦＯ 江間 賢二 ＴＥＬ (03) 3952-1160
決算取締役会開催日 平成18年10月19日 中間配当支払開始日 平成18年11月21日
単元株制度採用の有無 有 (1単元 100株)

1．18年9月中間期の業績 (平成18年4月1日～平成18年9月30日)

(注) 記載金額は、百万円未満を切り捨てて表示しております。

(1)経営成績

	売上高		営業利益		経常利益	
	百万円	%	百万円	%	百万円	%
18年9月中間期	138,117	13.1	14,614	△ 12.0	21,494	△ 15.9
17年9月中間期	122,137	10.8	16,611	△ 12.1	25,566	△ 5.7
18年3月期	248,195		29,746		44,788	

	中間（当期）純利益		1株当たり中間（当期）純利益	潜在株式調整後1株当たり中間（当期）純利益
	百万円	%	円	円
18年9月中間期	19,345	36.7	44.91	44.73
17年9月中間期	14,152	△ 18.9	31.75	31.65
18年3月期	22,062		50.14	49.96

(注) ①期中平均株式数 18年9月中間期 430,713,264 株 17年9月中間期 445,662,980 株
18年3月期 440,007,888 株
②会計処理の方法の変更の有無 : 無
③売上高、営業利益、経常利益、中間（当期）純利益におけるパーセント表示は、対前年中間期増減率。

(2)財政状態

	総資産	純資産	自己資本比率	1株当たり純資産
	百万円	百万円	%	円
18年9月中間期	236,504	102,330	43.3	237.48
17年9月中間期	231,710	163,994	70.8	367.87
18年3月期	219,063	95,598	43.6	222.01

(注) ①期末発行済株式数 18年9月中間期 430,820,663 株 17年9月中間期 445,793,600 株
18年3月期 430,615,413 株
②期末自己株式数 18年9月中間期 4,196,357 株 17年9月中間期 3,602,420 株
18年3月期 4,401,607 株

2．配当状況

・現金配当

	1株当たり配当金（円）		
	中間期末	期末	年間
18年3月期	30.00	30.00	60.00
19年3月期（実績）	30.00	未定	未定

※1. 当社は、平成17年11月15日付をもって当社普通株式1株につき4株の割合による株式の分割を行ないました。そのため、前期および前中間期に係る1株当たり情報（1株当たり中間（当期）純利益、潜在株式調整後1株当たり中間（当期）純利益および1株当たり純資産）は、当該株式分割が前期首に行なわれたものとして遡及修正を行なって表示しております。

※2. 前中間期の1株当たり配当金につきましても、株式分割に係る遡及修正を行って表示しております。

※3. 当社は、四半期決算においても本決算と同程度の情報を迅速に開示し、証券アナリストをはじめとした市場参加者の方々に適切な業績予想を行っていただけるように配慮しておりますが、参考として、通期の連結業績予想を、第３四半期（10月1日より12月31日まで）の決算発表時（翌年1月）に公表する予定であります。

※4. 本資料は、当社の評価を行なうための参考となる情報提供のみを目的としたものです。投資等の最終決定は、ご自身の判断でなさるようにお願いいたします。投資の結果等に対する責任は負いかねますのでご了承ください

（８） 個別中間財務諸表等

１．中間貸借対照表

（単位：百万円未満切捨）

科目	当中間期 平成18年9月30日現在		前期 平成18年3月31日現在		増減		前中間期 平成17年9月30日現在	
	金額	構成比(%)	金額	構成比(%)	金額	増減率(%)	金額	構成比(%)
（資産の部）								
Ⅰ．流動資産								
1. 現金及び預金	16,907		22,990		△ 6,083		32,361	
2. 受取手形	7,787		7,485		302		9,042	
3. 売掛金	68,262		56,738		11,524		57,109	
4. 商品	2,646		2,760		△ 114		2,865	
5. 製品	6,513		5,796		717		5,806	
6. 半製品	2,978		2,864		114		2,437	
7. 原材料	1,485		1,429		56		1,616	
8. 仕掛品	2,475		2,407		68		2,814	
9. 貯蔵品	1,961		1,640		321		2,408	
10. 未収入金	18,798		6,221		12,577		7,321	
11. 関係会社短期貸付金	846		772		74		1,863	
12. 繰延税金資産	4,532		4,473		59		5,144	
13. その他	845		824		21		3,021	
14. 貸倒引当金	△ 380		△ 723		343		△ 704	
流動資産合計	135,658	57.4	115,683	52.8	19,975	17.3	133,109	57.4
Ⅱ．固定資産								
1. 有形固定資産								
(1) 建物	9,350		8,762		588		8,714	
(2) 構築物	548		550		△ 2		562	
(3) 機械装置	17,118		15,595		1,523		17,253	
(4) 車両運搬具	32		36		△ 4		28	
(5) 工具器具備品	6,916		5,909		1,007		5,601	
(6) 土地	5,443		5,852		△ 409		6,220	
(7) 建設仮勘定	975		2,694		△ 1,719		385	
有形固定資産合計	40,383	17.0	39,400	18.0	983	2.5	38,765	16.7
2. 無形固定資産								
無形固定資産合計	1,626	0.7	3,348	1.5	△ 1,722	△ 51.4	3,430	1.5
3. 投資その他の資産								
(1) 投資有価証券	2,077		2,288		△ 211		778	
(2) 関係会社株式	49,902		49,902		0		46,695	
(3) 関係会社長期貸付金	3,653		4,689		△ 1,036		5,526	
(4) 長期前払費用	398		527		△ 129		658	
(5) 敷金	313		318		△ 5			
(6) 繰延税金資産	2,391		2,822		△ 431		2,369	
(7) その他	212		213		△ 1		522	
(8) 貸倒引当金	△ 112		△ 130		18		△ 149	
投資その他の資産合計	58,835	24.9	60,630	27.7	△ 1,795	△ 3.0	56,404	24.4
固定資産合計	100,845	42.6	103,379	47.2	△ 2,534	△ 2.5	98,600	42.6
資産合計	236,504	100.0	219,063	100.0	17,441	8.0	231,710	100.0

（単位：百万円未満切捨）

科目	当中間期 平成18年9月30日現在		前期 平成18年3月31日現在		増減		前中間期 平成17年9月30日現在	
	金額	構成比(%)	金額	構成比(%)	金額	増減率(%)	金額	構成比(%)
（負債の部）								
Ⅰ．流動負債								
1．支払手形	668		548		120		544	
2．買掛金	23,146		22,118		1,028		24,007	
3．関係会社短期借入金	54,409		52,674		1,735		－	
4．コマーシャル・ペーパー	7,497		－		7,497		－	
5．未払金	6,944		9,623		△ 2,679		3,137	
6．未払外注加工費	9,931		8,481		1,450		7,394	
7．未払法人税等	10,873		8,713		2,160		7,853	
8．未払費用	12,171		10,483		1,688		10,849	
9．預り金	4,768		6,863		△ 2,095		4,297	
10．賞与引当金	2,703		2,909		△ 206		2,796	
11．設備支払手形	22		183		△ 161		14	
12．設備未払金	－		－		－		5,771	
12．その他	381		233		148		303	
流動負債合計	133,519	56.5	122,835	56.1	10,684	8.7	66,971	28.9
Ⅱ．固定負債								
1．特別修繕引当金	642		602		40		743	
2．その他	12		26		△ 14		1	
固定負債合計	655	0.3	628	0.3	27	4.3	744	0.3
負債合計	134,174	56.7	123,464	56.4	10,710	8.7	67,716	29.2
（純資産の部）								
Ⅰ．株主資本								
1．資本金	6,264	2.7	－	－	－	－	－	－
2．資本剰余金								
(1) 資本準備金	15,898		－		－	－	－	
資本剰余金合計	15,898	6.7	－	－	－	－	－	－
3．利益剰余金								
(1) 利益準備金	1,566		－		－	－	－	
(2) その他利益剰余金	94,114		－		－	－	－	
特別償却準備金	438		－		－	－	－	
固定資産圧縮積立金	592		－		－	－	－	
別途積立金	－		－		－	－	－	
繰越利益剰余金	93,083		－		－	－	－	
利益剰余金合計	95,680	40.5	－	－	－	－	－	－
4．自己株式	△ 15,521	△ 6.6	－	－	－	－	－	－
5．自己株式申込証拠金	16	0.0	－	－	－	－	－	－
株主資本合計	102,337	43.3	－	－	－	－	－	－
Ⅱ．評価・換算差額等								
1．その他有価証券評価差額金	△ 7	△ 0.0	－	－	－	－	－	－
2．為替換算調整勘定	－	－	－	－	－	－	－	－
評価・換算差額等合計	△ 7	△ 0.0	－	－	－	－	－	－
純資産合計	102,330	43.3	－	－	－	－	－	－
負債及び純資産合計	236,504	100.0	－	－	－	－	－	－

（単位：百万円未満切捨）

科目	当中間期 平成18年9月30日現在		前期 平成18年3月31日現在		増減		前中間期 平成17年9月30日現在	
	金額	構成比(%)	金額	構成比(%)	金額	増減率(%)	金額	構成比(%)
（資本の部）								
Ⅰ．資本金	－	－	6,264	2.9	－	－	6,264	2.7
Ⅱ．資本剰余金								
(1) 資本準備金	－		15,898		－	－	15,898	
資本剰余金合計	－	－	15,898	7.3	－	－	15,898	6.9
Ⅲ．利益剰余金								
(1) 利益準備金	－		1,566		－	－	1,566	
(2) 特別償却準備金	－		392		－	－	392	
(3) 固定資産圧縮積立金	－		640		－	－	640	
(4) 別途積立金	－		123,341		－	－	123,341	
(5) 中間（当期）未処分利益	－		△ 36,334		－	－	23,159	
利益剰余金合計	－	－	89,606	40.8	－	－	149,100	64.3
Ⅳ．その他有価証券評価差額金	－	－	109	0.0	－	－	70	0.0
Ⅴ．自己株式	－	－	△ 16,279	△ 7.4	－	－	△ 7,340	△ 3.1
資本合計	－	－	95,598	43.6	－	－	163,994	70.8
負債、少数株主持分及び資本合計	－	－	219,063	100.0	－	－	231,710	100.0

（注）

	当中間期	前期	前中間期
1．自己株式の残高	15,521 百万円	16,279 百万円	7,340 百万円
およびその数	4,196,357 株	4,401,607 株	3,602,420 株
2．減価償却累計額	100,408 百万円	100,219 百万円	103,578 百万円

2．中間損益計算書

（単位：百万円未満切捨）

科目	当中間期 自 平成18年4月 1日 至 平成18年9月30日 金額	百分比 %	前中間期 自 平成17年4月 1日 至 平成17年9月30日 金額	百分比 %	増減 増減額	増減率 %	前期 自 平成17年4月1日 至 平成18年3月31日 金額	百分比 %
Ⅰ．売上高	138,117	100.0	122,137	100.0	15,980	13.1	248,195	100.0
Ⅱ．売上原価	104,121	75.4	87,410	71.6	16,711	19.1	182,334	73.5
売上総利益	33,996	24.6	34,727	28.4	△ 731	△ 2.1	65,861	26.5
Ⅲ．販売費及び一般管理費	19,381	14.0	18,115	14.8	1,266	7.0	36,114	14.5
営業利益	14,614	10.6	16,611	13.6	△ 1,997	△ 12.0	29,746	12.0
Ⅳ．営業外収益	9,752	7.1	9,026	7.4	726	8.0	15,972	6.4
1.受取利息	308		146		162		346	
2.受取配当金	3,882		4,539		△ 657		5,883	
3.受取手数料	5,210		3,180		2,030		—	
4.雑収益	351		1,160		△ 809		9,743	
Ⅴ．営業外費用	2,873	2.1	71	0.1	2,802	3,946.5	929	0.4
1.支払利息	977		6		971		747	
2.為替差損	1,674		—		1,674		—	
3.雑損失	220		65		155		182	
経常利益	21,494	15.6	25,566	20.9	△ 4,072	△ 15.9	44,788	18.0
Ⅵ．特別利益	10,069	7.3	1,214	1.0	8,855	729.4	1,271	0.5
1.固定資産売却益	9,593		25		9,568		42	
2.貸倒引当金戻入益	363		—		363		—	
3.特別修繕引当金戻入益	13		—		13		121	
4.その他特別利益	99		1,188		△ 1,089		1,106	
Ⅶ．特別損失	3,201	2.4	5,232	4.3	△ 2,031	△ 38.8	9,806	3.9
1.固定資産処分損	2,085		114		1,971		411	
2.環境整備費	740		3,538		△ 2,798		3,725	
3.減損損失	81		127		△ 46		1,232	
4.退職加算金	77		1,024		△ 947		1,421	
5.抱合せ株式消滅差損	—		—		—		2,132	
6.その他特別損失	215		427		△ 212		883	
税引前中間（当期）純利益	28,362	20.5	21,548	17.6	6,814	31.6	36,254	14.6
法人税、住民税及び事業税	9,341	6.8	8,397	6.9	944	11.2	14,240	5.7
法人税等調整額	△ 324	△ 0.2	△ 1,002	△ 0.8	678	43.3	△ 48	△ 0.0
中間（当期）純利益	19,345	14.0	14,152	11.5	5,193	36.7	22,062	8.9
前期繰越利益	—		9,029		—		9,029	
自己株式消却額	—		—		—		53,180	
自己株式処分差損	—		22		—		871	
中間配当額	—		—		—		13,373	
中間未処分利益	—		23,159		—		—	
当期未処理損失	—		—		—		36,334	
1株当たり中間（当期）純利益	44.91 円		31.75 円		13.16 円		50.14 円	
潜在株式調整後 1株当たり中間（当期）純利益	44.73 円		31.65 円		13.08 円		49.96 円	

3．中間株主資本等変動計算書

当中間期（自　平成18年4月1日　至　平成18年9月30日）

（単位：百万円未満切捨）

	株主資本					
	資本金	資　本 剰余金	利　益 剰余金	自己株式	自己株式 申込証拠金	株主資本 合　計
前期末残高	6,264	15,898	89,606	△ 16,279	－	95,489
当中間期変動額						
剰余金の配当			△ 12,918			△ 12,918
中間純利益			19,345			19,345
自己株式処分差損			△ 353			△ 353
自己株式の取得				△ 5		△ 5
自己株式の処分				764		764
その他					16	16
株主資本以外の項目の当中間期変動額（純額）						
当中間期変動額合計	－	－	6,073	758	16	6,847
当中間期末残高	6,264	15,898	95,680	△ 15,521	16	102,337

	評価・換算差額等				
	その他 有価証券 評価差額金	為替換算 調整勘定	評価・ 換算差額 等合計	少数株主 持　分	純資産 合　計
前期末残高	109	－	109	－	95,598
当中間期変動額					
剰余金の配当					△ 12,918
中間純利益					19,345
自己株式処分差損					△ 353
自己株式の取得					△ 5
自己株式の処分					764
その他					16
株主資本以外の項目の当中間期変動額（純額）	△ 116		△ 116		△ 116
当中間期変動額合計	△ 116	－	△ 116	－	6,731
当中間期末残高	△ 7	－	△ 7	－	102,330

（注）

1．発行済株式数に関する事項

株式の種類	前期末	当中間期中の増加	当中間期中の減少	当中間期末
普通株式	435,017,020	－	－	435,017,020

単位：株

2．自己株式数に関する事項

株式の種類	前期末	当中間期中の増加	当中間期中の減少	当中間期末
普通株式	4,401,607	1,321	206,571	4,196,357

単位：株

増加・減少の内訳（理由）は次のとおりであります。

単元未満株式の買取による増加　1,321 株
単元未満株式の買増請求による減少　171 株
ストックオプション行使による減少　206,400 株

4．中間財務諸表作成のための基本となる重要な事項

1．有価証券の評価基準及び評価方法
(1) 子会社及び関連会社株式………… 移動平均法による原価法
(2) その他有価証券
時価のあるもの…………………… 中間会計期間末日の市場価格等に基づく時価法（評価差額は、全部資本直入法により処理し、売却原価は、移動平均法により算定）
時価のないもの…………………… 移動平均法による原価法

2．たな卸資産の評価基準及び評価方法
(1) 商品・製品・半製品・仕掛品…… 総平均法による原価法
(2) 原材料……………………………… 総平均法による原価法
(3) 貯蔵品……………………………… 総平均法による原価法及び最終仕入原価法による原価法

3．固定資産の減価償却の方法
(1) 有形固定資産 ………………… 平成10年4月1日以降に取得した建物（建物附属設備を除く）については定額法、それ以外の有形固定資産については定率法。
なお、主な耐用年数は、建物10～50年、機械装置5～10年であります。
(2) 無形固定資産 ………………… 定額法
なお、ｿﾌﾄｳｪｱの社内における利用可能期間は5年であります。

4．引当金の計上基準
(1) 貸倒引当金
債権の貸倒れによる損失にそなえるため、一般債権については貸倒実績率法により、貸倒懸念債権及び破産更生債権等については財務内容評価法により計上しております。
(2) 賞与引当金
従業員に対する賞与の支給にあてるため、支給見込額を計上しております。
(3) 特別修繕引当金
連続熔解炉の一定期間毎に行う大修繕の支出にそなえるため、前回の大修繕における支出額を基礎とした見積額によって計上しております。

5．外貨建の資産又は負債の本邦通貨への換算基準
外貨建金銭債権債務は、中間会計期間末日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。

6．リース取引の処理方法
リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっております。

7．その他中間財務諸表作成のための基本となる事項
(1) 消費税及び地方消費税の会計処理方法
税抜方式を採用しております。
(2) 中間決算における租税特別措置法上の準備金等の取扱い
中間決算における税額計算にあたっては、租税特別措置法上の準備金等の税務上の調整額を反映させております。

8．会計基準の変更
会計基準の変更に伴い、当中間会計期間より、下記の指針を適用しております。
・「貸借対照表の純資産の部の表示に関する会計基準」及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」を適用しております。

［株式の分割に係る注記］

(1) 平成17年7月20日開催の取締役会の決議に基づき、平成17年11月15日付をもって当社普通株式1株につき4株の割合による株式の分割を行ないました。

1．株式分割前の当社発行済株式総数　112,349,005株

2．今回の分割により増加した株式数　337,047,015株

3．株式分割後の当社発行済株式総数　449,396,020株

本資料中の中間財務諸表における前中間期の１株当たり情報は、当該株式分割が前期の期首において行なわれたと仮定して遡及修正を行なっております。参考として、遡及修正をする前の発表当時の実績数値との比較は以下のとおりであります：

（単位：円、少数第２位未満切捨）

科目	前中間期 自 平成17年4月 1日 至 平成17年9月30日	
	遡及修正をする前の発表当時の実績値	遡及修正後の数値（本資料中の数値）
１株当たり自己資本	1,471.48 円	367.87 円
１株当たり中間純利益	127.02 円	31.75 円
潜在株式調整後 １株当たり中間純利益	126.60 円	31.65 円

(2) 26頁「個別中間財務諸表の概要」の「2.配当状況」における前中間期の中間配当金1株当たり30円は、株式分割後の発行済み株式数によって遡及修正されております。参考として、遡及修正をする前の、前中間期の1株当たり配当金（実際に株主に支払った金額）との比較は以下のとおりであります：

（単位：円、少数第２位未満切捨）

科目	前中間期 自 平成17年4月 1日 至 平成17年9月30日		前期期末配当	前期年間配当
一株当たり配当金	遡及修正をする前の発表当時の実績値	120.00 円	30.00 円	150.00 円
	遡及修正後の数値（本資料中の数値）	30.00 円		60.00 円

[税効果会計に係る注記]

1. 繰延税金資産及び繰延税金負債の発生の主な原因別の内訳

（単位：百万円未満切捨）

	当中間期 平成18年 9月30日現在	前　期 平成18年 3月31日現在	前中間期 平成17年 9月30日現在
(1) 流動の部			
繰延税金資産			
環境整備費否認額	1,701	1,474	1,753
賞与引当金否認額	1,092	1,175	1,129
未払事業税否認額	818	597	674
たな卸資産評価損否認額	51	253	391
減損損失否認額	－	－	181
その他	868	972	1,013
繰延税金資産　合計	4,532	4,473	5,144
(2) 固定の部			
繰延税金資産			
減価償却損金算入限度超過額	1,636	1,821	1,890
減損損失否認額	619	1,376	748
貸倒引当金損金算入限度超過額	36	43	54
その他	664	360	417
繰延税金資産　合計	2,957	3,602	3,110
繰延税金負債			
固定資産圧縮積立金	△ 332	△ 406	△ 423
特別償却準備金	△ 233	△ 298	△ 277
その他有価証券評価差額金	－	△ 74	△ 40
繰延税金負債　合計	△ 566	△ 779	△ 740
繰延税金資産の純額	2,391	2,822	2,369

2. 法定実効税率と税効果会計適用後の法人税等の負担率との差異の原因となった主な項目別の内訳

	当中間期 自平成18年4月1日 至平成18年9月30日	前中間期 自平成17年4月1日 至平成17年9月30日	前　期 自平成17年4月1日 至平成18年3月31日
法定実効税率	40.4 %	40.4 %	40.4 %
（調　整）			
交際費等永久に損金に算入されない項目	0.6	0.6	3.2
住民税均等割等	0.1	0.2	0.2
受取配当金等永久に益金に算入されない項目	△ 5.5	△ 8.1	△ 4.8
過年度法人税等戻入額	△ 4.9	－	－
試験研究費等の特別税額控除	△ 0.7	△ 1.1	△ 1.3
その他	1.8	2.3	1.4
税効果会計適用後の法人税等の負担率	31.8 %	34.3 %	39.1 %

[退職給付に係る注記]

(単位：百万円未満切捨)

1. 当社の採用する退職給付制度

従来、退職一時金制度及び厚生年金基金制度を採用しておりましたが、平成15年3月期第3四半期において退職一時金制度を廃止しました。厚生年金基金につきましては、平成15年1月29日に厚生労働大臣より解散の認可を得て同日解散し、結了手続きを進めておりましたが、平成16年5月26日に厚生労働大臣より清算結了の承認を得ました。

2. 退職給付債務等の内容

(1) 退職給付債務及びその内訳

該当事項はありません。

(2) 退職給付費用の内訳

	当中間期 自 平成18年4月1日 至 平成18年9月30日	前中間期 自 平成17年4月1日 至 平成17年9月30日	前　期 自平成17年4月1日 至平成18年3月31日
退職加算金	77	1,024	1,421
退職給付費用	77	1,024	1,421

(3) 退職給付債務等の計算基礎

該当事項はありません。

[固定資産の減損に係る注記]

(単位：百万円未満切捨)

当社は、ビジネス・ユニットを基準として、資産のグループ化を行なっており、以下の資産グループについて減損処理をしております。

(1) クリスタル部門における東京スタジオ (昭島工場内) 等

場　所	用　途	種　類
東京都昭島市等	クリスタル製造設備等	機械装置等

クリスタル部門は、市場の低迷により個人需要・法人向けギフトともに落ち込みが大きいため、同部門に係る資産グループの帳簿価額を回収可能価額まで減額し、当該減少額を次のとおり減損損失として特別損失に計上しました。

	当中間期 自平成18年4月1日 至平成18年9月30日	前中間期 自平成17年4月1日 至平成17年9月30日	前　期 自平成17年4月1日 至平成18年3月31日
機械装置他	81	127	864
計	81	127	864

なお、当資産グループの回収可能価額は使用価値により測定しており、将来キャッシュ・フローを5%で割り引いて算定しております。

(2) 本社部門における賃貸資産

場　所	用　途	種　類
東京都町田市	賃貸	土地

東京都町田市の賃貸資産は、市場地価の下落などにより、同資産グループの帳簿価額を回収可能価額まで減額し、当該減少額を次のとおり減損損失として特別損失に計上しました。

	当中間期 自平成18年4月1日 至平成18年9月30日	前中間期 自平成17年4月1日 至平成17年9月30日	前　期 自平成17年4月1日 至平成18年3月31日
土地	－	－	368
計	－	－	368

なお、当資産グループの回収可能価額は、公示価格により測定しております。

5．中間部門別売上高明細表

（単位：百万円未満切捨）

部門別 ＼ 期別	当中間期 自 平成18年4月 1日 至 平成18年9月30日		前中間期 自 平成17年4月 1日 至 平成17年9月30日		増 減		前 期 自 平成17年4月 1日 至 平成18年3月31日	
	金 額	構成比％	金 額	構成比％	増減額	増減率％	金 額	構成比％
国 内	48,276	45.4	48,165	53.4	111	0.2	94,602	51.0
輸 出	57,990	54.6	42,024	46.6	15,966	38.0	90,720	49.0
ｴﾚｸﾄﾛｵﾌﾟﾃｨｸｽ	106,267	76.9	90,190	73.9	16,077	17.8	185,322	74.7
国 内	18,250	68.0	18,569	71.6	△ 319	△ 1.7	36,065	70.0
輸 出	8,598	32.0	7,366	28.4	1,232	16.7	15,461	30.0
ビジョンケア	26,848	19.4	25,935	21.2	913	3.5	51,526	20.8
国 内	4,541	94.8	4,636	96.4	△ 95	△ 2.0	9,148	95.5
輸 出	247	5.2	171	3.6	76	44.4	426	4.5
ヘルスケア	4,788	3.5	4,808	3.9	△ 20	△ 0.4	9,574	3.8
国 内	188	88.6	960	79.9	△ 772	△ 80.4	1,446	81.6
輸 出	24	11.4	242	20.1	△ 218	△ 90.1	325	18.4
その他	213	0.2	1,202	1.0	△ 989	△ 82.3	1,771	0.7
国 内	71,257	51.6	72,332	59.2	△ 1,075	△ 1.5	141,262	56.9
輸 出	66,860	48.4	49,805	40.8	17,055	34.2	106,933	43.1
合 計	138,117	100.0	122,137	100.0	15,980	13.1	248,195	100.0

（注）
従来個別事業として区分表記しておりましたクリスタル事業は、機構改革により売上高が減少し、区分開示の重要性が低下したため、当期より「その他」と表示しております。

［重要な後発事象］

1. 当社は、平成18年10月19日開催の当社取締役会において、当社及び当社子会社の取締役、執行役及び従業員に対し、ストックオプションとして新株予約権を発行することを決議しております。
なお、当社取締役及び執行役に対しストックオプションとして発行する新株予約権につきましては、報酬委員会の審議に基づき、取締役会で決議しております。

2. 当社は、平成18年7月28日の当社代表執行役の決定により、平成18年10月1日付で、コンタクトレンズ製造部門を会社分割し、当社の全額出資子会社でありますＨＯＹＡヘルスケア株式会社に承継いたしました。

File No:82-34801

HOYA

平成18年10月19日

平成19年3月期

第2四半期連結決算概況

自　平成18年7月 1日
至　平成18年9月30日

目　　次：

HOYA株式会社

HOYA

平成19年3月期　第２四半期財務・業績の概況（連結）

平成18年10月19日

上場会社名　ＨＯＹＡ株式会社　　上場取引所　東証第一部
コード番号　7741　　本社所在地　東京都
（ＵＲＬ　http://www.hoya.co.jp)
代表者　代表執行役ＣＥＯ 鈴木　洋
問合せ先責任者　ＣＦＯ　江間　賢二　　ＴＥＬ（03）3952-1160

１．四半期財務情報の作成等に係る事項

①会計処理の方法における簡便な方法の採用の有無　：　無
②最近連結会計年度からの会計処理の方法の変更の有無　：　有
（内容）セグメント区分の変更
③連結及び持分法の適用範囲の異動の有無　：　有
18年3月期第2四半期比　連結（新規）6社、（除外）2社、持分法（新規）－社、（除外）－社

２．平成19年3月期第2四半期財務・業績の概況（平成18年7月1日～平成18年9月30日）

(1)経営成績（連結）の進捗状況

	売上高		営業利益		経常利益	
	百万円	%	百万円	%	百万円	%
19年3月期第2四半期	99,079	16.6	28,126	13.7	25,700	△ 4.7
18年3月期第2四半期	84,961	8.2	24,740	7.3	26,974	10.5
（参考）18年3月期	344,228	11.7	101,095	19.0	103,637	15.8

	四半期（当期）純利益		1株当たり四半期（当期）純利益	潜在株式調整後1株当たり四半期（当期）純利益
	百万円	%	円	円
19年3月期第2四半期	22,899	23.1	53.16	52.96
18年3月期第2四半期	18,596	11.5	41.72	41.57
（参考）18年3月期	75,620	17.9	171.71	171.08

（注）売上高、営業利益等におけるパーセント表示は、対前年同期比増減率を示す。

(2)財政状態（連結）の変動状況

	総資産	純資産	自己資本比率	1株当たり純資産
	百万円	百万円	%	円
19年3月期第2四半期	417,361	322,690	76.9	745.06
18年3月期第2四半期	391,768	305,191	77.9	684.60
（参考）18年3月期	361,537	279,480	77.3	648.87

(3)キャッシュ・フロー（連結）の状況

	営業活動によるキャッシュ・フロー	投資活動によるキャッシュ・フロー	財務活動によるキャッシュ・フロー	現金及び現金同等物期末残高
	百万円	百万円	百万円	百万円
19年3月期第2四半期	35,017	△ 14,741	△ 22,256	98,685
18年3月期第2四半期	29,802	△ 7,892	88	131,304
（参考）18年3月期	105,855	△ 52,012	△ 85,787	83,574

※1. 平成17年7月20日開催の取締役会の決議に基づき、平成17年11月15日付をもって当社普通株式1株につき4株の割合による株式の分割を行ないました。そのため、前連結会計年度に係る1株当たり情報（1株当たり四半期（当期）純利益、潜在株式調整後1株当たり四半期（当期）純利益および1株当たり純資産）は、当該株式分割が前期首に行なわれたものとして遡及修正を行なって表示しております。

※2. 当社は、四半期決算においても本決算と同程度の情報を迅速に開示し、証券ｱﾅﾘｽﾄをはじめとした市場参加者の方々に適切な業績予想を行っていただけるように配慮しておりますが、参考として、通期の連結業績予想を、第３四半期（10月1日より12月31日まで）の決算発表時（翌年1月）に公表する予定であります。

※3. 本資料は、当社の評価を行うための参考となる情報提供のみを目的としたものです。投資等の最終決定は、ご自身の判断でなさるようにお願いいたします。投資の結果等に対する責任は負いかねますのでご了承下さい。

（１）経営成績、財政状態及びキャッシュ・フローの状況

１．当第２四半期の経営成績

①全般の状況

			前年同期比増減率または金額
・売上高	:	99,079 百万円	（ 16.6 %）
・営業利益	:	28,126 百万円	（ 13.7 %）
・経常利益	:	25,700 百万円	（ △ 4.7 %）
・四半期純利益	:	22,899 百万円	（ 23.1 %）
・１株当たり四半期純利益	:	53.16 円	（ 11.44 円）

・当四半期の経済状況は、設備投資が引き続き高水準で、雇用も拡大し、景況感の改善基調が続きました。堅調な需要のほか、為替相場で円安傾向が続いたことも追い風となりました。企業業績の改善が雇用の増加と家計の所得増につながり、消費を増やし、それが企業の設備投資を再び押し上げるといった好循環が強まってまいりました。

・そうしたなか当社グループでは、エレクトロオプティクス部門では、全般に顧客の積極的な生産能力の増強と新製品の開発が盛んで、全体に需要は堅調に推移し増収となりました。ビジョンケア部門では、メガネレンズの海外市場が堅調な伸びを示し、ヘルスケア部門も好調に推移しともに増収となりました。

・その結果、当四半期は売上高、営業利益および四半期純利益は前年同期に比べて増加し、いずれも四半期ベースの過去最高を更新しました。

売上高（単位：百万円）と平均為替ﾚｰﾄ(円/USﾄﾞﾙ･ﾕｰﾛ)の四半期別推移


100,000
80,000
60,000
40,000
20,000
0
160.00
140.00
120.00
100.00
80.00
60.00
40.00
20.00
0.00
136.94 131.11 130.22 132.33 132.47 134.87 137.95 137.62 135.25 136.23 140.14 140.92 144.55 148.92
119.25 116.2 108.46 107.13 109.62 111.02 105.25
63,913 67,786 68,688 71,057 74,961 78,486 77,786 76,938 81,777 84,961 87,286 90,204 92,618 99,079
H16/1Q H16/2Q H16/3Q H16/4Q H17/1Q H17/2Q H17/3Q H17/4Q H18/1Q H18/2Q H18/3Q H18/4Q H19/1Q H19/2Q
売上高
平均為替ﾚｰﾄ（USﾄﾞﾙ）
平均為替ﾚｰﾄ（ﾕｰﾛ）

（注）四半期推移のｸﾞﾗﾌの横軸の項目の表記は、決算期と四半期別を表しております。
例：「H19/2Q」は、平成19年3月期の第2四半期（当第2四半期：平成18年7月1日～同9月30日）を、同様に「H18/2Q」は、平成18年3月期の第2四半期（前第2四半期：平成17年7月1日～同9月30日）を意味します。

部門別売上高構成比の四半期別推移


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
H16/1Q H16/2Q H16/3Q H16/4Q H17/1Q H17/2Q H17/3Q H17/4Q H18/1Q H18/2Q H18/3Q H18/4Q H19/1Q H19/2Q
ｴﾚｸﾄﾛｵﾌﾟﾃｨｸｽ ﾎﾄﾆｸｽ ﾋﾞｼﾞｮﾝｹｱ ﾍﾙｽｹｱ その他

利益状況の四半期別推移（単位：百万円）


30,000
25,000
20,000
15,000
10,000
5,000
0
9,795
16,400
9,129
10,419
10,205
16,123
20,440
25,055
27,465
20,389
24,740
26,974
18,596
20,120
24,043
22,036
21,499
28,126
25,700
22,899
H16/1Q H16/2Q H16/3Q H16/4Q H17/1Q H17/2Q H17/3Q H17/4Q H18/1Q H18/2Q H18/3Q H18/4Q H19/1Q H19/2Q
営業利益 経常利益 四半期純利益

②部門別の状況

				前年同期比増減率
（1）情報・通信分野	売上高	：	59,357 百万円	（ 20.4 %）
○エレクトロオプティクス	売上高	：	57,134 百万円	（ 22.1 %）
○ホトニクス	売上高	：	2,223 百万円	（ △ 11.5 %）

情報・通信分野の売上高の四半期別推移（単位：百万円）


70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
H16/1Q H16/2Q H16/3Q H16/4Q H17/1Q H17/2Q H17/3Q H17/4Q H18/1Q H18/2Q H18/3Q H18/4Q H19/1Q H19/2Q
ｴﾚｸﾄﾛｵﾌﾟﾃｨｸｽ ﾎﾄﾆｸｽ

エレクトロオプティクス

・半導体製造用のマスクブランクスは、位相シフトマスク用ブランクス等、高精度品の受注が増加し、前年同期に比べて売上は増加しました。

・半導体製造用のフォトマスクは、高精度品および次世代向け開発品の受注の増加により前年同期に比べて売上は増加しました。液晶用大型マスクは、液晶パネルメーカー各社でパネル価格の大幅な下落があり、受注獲得のためのマスクメーカー間の競争も激化し厳しい状況は続きましたが、パネルメーカーの新規ライン需要があり、前年同期に比べて売上は増加しました。

・ＨＤＤ（ﾊｰﾄﾞﾃﾞｨｽｸ装置）用ガラスディスクの需要は引き続き堅調であり、当社のベトナムの新工場も出荷の拡大に貢献し、前年同期に比べて売上は増加しました。

・光学レンズは、デジタルカメラ向けレンズの出荷が再び増加傾向にあることに加え、カメラ付き携帯電話向けレンズの需要が大幅に増加し、全体として前年同期に比べて売上は増加しました。

ホトニクス

・レーザーを利用した産業用機器、医療用機器が主力製品で、産業用では半導体、液晶パネルおよび光学機器等のメーカーを顧客としております。市場では厳しい競争や業界の再編があり、前年同期に比べて売上は減少しました。

				前年同期比増減率
（2）アイケア分野	売上高	：	39,408 百万円	（ 13.6 %）
○ビジョンケア	売上高	：	28,985 百万円	（ 13.2 %）
○ヘルスケア	売上高	：	10,423 百万円	（ 14.8 %）

アイケア分野の売上高の四半期別推移（単位：百万円）


45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
H16/1Q H16/2Q H16/3Q H16/4Q H17/1Q H17/2Q H17/3Q H17/4Q H18/1Q H18/2Q H18/3Q H18/4Q H19/1Q H19/2Q
ビジョンケア
ヘルスケア

ビジョンケア

・ メガネレンズの国内市場は依然として低迷が続いており、当社では、高機能のコーティングや新設計の累進レンズを中心とした製品の高付加価値化により高価格帯で成長しましたが、低価格帯での厳しい価格競争により、国内全体の売上は前年同期に比べてほぼ同レベルとなりました。

・ メガネレンズの海外市場では、すべての地域で新設計の累進レンズや高屈折レンズ等の高付加価値製品の販売の拡大を進めて堅調に推移しました。低価格帯レンズの価格攻勢は海外でも厳しいものがありますが、全体の売上は前年同期に比べて増加しました。特に欧州では最大市場のドイツを中心に市況の回復が見られ、成長が継続しました。

・ その結果、部門全体で前年同期に比べて売上は増加しました。

ヘルスケア

・ コンタクトレンズは、既存店の業績が好調であったことに加え、新規出店と、専門知識を活かしたコンサルティング販売による遠近両用レンズ等の高付加価値商品の販売拡大により競合との差別化を図り、前年同期に比べて売上は増加しました。

・ 眼内レンズ（ＩＯＬ）は、軟性（ソフト）ＩＯＬが国内外で好調に推移し、特にイエローレンズが好評で、前年同期に比べて売上が増加しました。

			前年同期比増減率
（３）その他の事業	売上高 ：	314 百万円	（ △ 67.9 ％）

・クリスタルは、事業の再構築のために規模を縮小しており、サービスは、平成18年3月1日付で人材派遣事業を売却したこともあり、ともに売上は前年同期に比べて減少しました。

２．当第２四半期の財政状態

			当第１四半期末比増減率
・総資産	：	417,361 百万円	（ 6.5 ％）
・純資産	：	322,690 百万円	（ 11.8 ％）
・自己資本比率	：	76.9 ％	

・当第２四半期末では、当第１四半期末に比べて、現金及び預金は減少しましたが、受取手形および売掛金が8,508百万円増加したこと等により、流動資産は17,745百万円増加しました。固定資産は7,645百万円増加しましたので、総資産は当第１四半期末に比べて25,389百万円の増加となりました。負債合計はコマーシャル・ペーパーの減少により当第１四半期末に比べて8,566百万円減少しました。純資産は、利益剰余金が当第１四半期末に比べて22,988百万円増加したこと等により、322,690百万円となりました。純資産から少数株主持分を引いた自己資本は321,005百万円となり、自己資本比率は76.9％となりました。

３．当第２四半期のキャッシュ・フローの状況

・営業活動によるｷｬｯｼｭ･ﾌﾛｰ：	35,017 百万円
・投資活動によるｷｬｯｼｭ･ﾌﾛｰ：	△ 14,741 百万円
・財務活動によるｷｬｯｼｭ･ﾌﾛｰ：	△ 22,256 百万円
・現金及び現金同等物期末残高	98,685 百万円

・当四半期は、税金等調整前四半期純利益32,332百万円と減価償却費8,512百万円を主体とした現金の増加により、営業キャッシュ・フローは35,017百万円となりました。投資活動によるキャッシュ・フローは次期製品対応投資を中心に14,741百万円の支出となりました。フリー・キャッシュ・フローは20,276百万円となり、コマーシャル・ペーパーの返済に充当しました。その結果、現金及び現金同等物の期末残高は98,685百万円となり、当第１四半期末に比べて1,764百万円減少しました。

（２）四半期連結財務諸表等

１．四半期連結貸借対照表

（単位：百万円未満切捨）

科目	当第2四半期 平成18年9月30日現在		当第1四半期 平成18年6月30日現在		増減		前第2四半期 平成17年9月30日現在	
	金額	構成比(%)	金額	構成比(%)	金額	増減率(%)	金額	構成比(%)
(資産の部)								
Ⅰ．流動資産								
1. 現金及び預金	98,685		100,449		△ 1,764		131,304	
2. 受取手形及び売掛金	91,179		82,671		8,508		77,485	
3. たな卸資産	45,432		44,254		1,178		38,670	
4. 繰延税金資産	7,863		5,461		2,402		7,961	
5. その他	14,792		7,327		7,465		4,981	
6. 貸倒引当金	△ 1,224		△ 1,182		△ 42		△ 1,440	
流動資産合計	256,728	61.5	238,983	61.0	17,745	7.4	258,963	66.1
Ⅱ．固定資産								
1. 有形固定資産								
(1) 建物及び構築物	30,611		29,900		711		26,321	
(2) 機械装置及び運搬具	73,328		62,405		10,923		50,528	
(3) 工具器具備品	12,103		11,284		819		10,032	
(4) 土地	8,867		8,640		227		8,874	
(5) 建設仮勘定	9,474		12,488		△ 3,014		10,873	
有形固定資産合計	134,386	32.2	124,720	31.8	9,666	7.8	106,630	27.2
2. 無形固定資産								
無形固定資産合計	5,851	1.4	7,576	1.9	△ 1,725	△ 22.8	5,701	1.5
3. 投資その他の資産								
(1) 投資有価証券	12,955		13,117		△ 162		12,438	
(2) 繰延税金資産	2,991		3,154		△ 163		2,808	
(3) その他	4,723		4,729		△ 6		4,941	
(4) 貸倒引当金	△ 274		△ 310		36		△ 309	
投資その他の資産合計	20,395	4.9	20,691	5.3	△ 296	△ 1.4	19,879	5.1
固定資産合計	160,633	38.5	152,988	39.0	7,645	5.0	132,210	33.7
Ⅲ．繰延資産								
繰延資産合計	−	−	−	−	−	−	594	0.2
資産合計	417,361	100.0	391,972	100.0	25,389	6.5	391,768	100.0

（単位：百万円未満切捨）

科目	当第2四半期 平成18年9月30日現在		当第1四半期 平成18年6月30日現在		増減		前第2四半期 平成17年9月30日現在	
	金額	構成比(%)	金額	構成比(%)	金額	増減率(%)	金額	構成比(%)
（負債の部）								
Ⅰ. 流動負債								
1. 支払手形及び買掛金	30,228		29,173		1,055		27,580	
2. コマーシャル・ペーパー	7,497		30,000		△ 22,503		−	
3. 未払法人税等	15,219		7,230		7,989		11,937	
4. 賞与引当金	4,134		2,325		1,809		4,072	
5. その他	35,654		32,413		3,241		39,908	
流動負債合計	92,734	22.2	101,143	25.8	△ 8,409	△ 8.3	83,499	21.3
Ⅱ. 固定負債								
1. 特別修繕引当金	662		817		△ 155		748	
2. その他	1,274		1,276		△ 2		1,427	
固定負債合計	1,936	0.5	2,093	0.5	△ 157	△ 7.5	2,176	0.6
負債合計	94,671	22.7	103,237	26.3	△ 8,566	△ 8.3	85,676	21.9
（純資産の部）								
Ⅰ. 株主資本								
1. 資本金	6,264		6,264		−		−	
2. 資本剰余金	15,898		15,898		−		−	
3. 利益剰余金	297,696		274,708		22,988		−	
4. 自己株式	△ 15,521		△ 15,954		433		−	
5. 自己株式申込証拠金	16		3		13		−	
株主資本合計	304,353	72.9	280,920	71.7	23,433	8.3	−	−
Ⅱ. 評価・換算差額等	0						−	
1. その他有価証券評価差額金	△ 7		△ 30		23		−	
2. 為替換算調整勘定	16,658		6,966		9,692		−	
評価・換算差額等合計	16,651	4.0	6,935	1.8	9,716	140.1	−	−
Ⅲ. 少数株主持分	1,685	0.4	878	0.2	807	91.9	−	−
純資産合計	322,690	77.3	288,734	73.7	33,956	11.8	−	−
負債及び純資産合計	417,361	100.0	391,972	100.0	25,389	6.5	−	−
（少数株主持分）								
少数株主持分	−	−	−	−	−	−	901	0.2
（資本の部）								
Ⅰ. 資本金	−	−	−	−	−	−	6,264	1.6
Ⅱ. 資本剰余金	−	−	−	−	−	−	15,898	4.1
Ⅲ. 利益剰余金	−	−	−	−	−	−	297,127	75.8
Ⅳ. その他有価証券評価差額金	−	−	−	−	−	−	71	0.0
Ⅴ. 為替換算調整勘定	−	−	−	−	−	−	△ 6,830	△ 1.7
Ⅵ. 自己株式	−	−	−	−	−	−	△ 7,340	△ 1.9
資本合計	−	−	−	−	−	−	305,191	77.9
負債、少数株主持分及び資本合計	−	−	−	−	−	−	391,768	100.0

（注）

	当第２四半期	当第１四半期	前第２四半期
1．有形固定資産の減価償却累計額	196,198 百万円	187,926 百万円	175,390 百万円
2．保証債務	2,702 百万円	2,424 百万円	1,640 百万円
3．自己株式数	4,196,357 株	4,313,419 株	3,602,420 株

2．四半期連結損益計算書

（単位：百万円未満切捨）

科目	当第2四半期 自 平成18年7月1日 至 平成18年9月30日		前第2四半期 自 平成17年7月1日 至 平成17年9月30日		増減		当第1四半期 自 平成18年4月1日 至 平成18年6月30日	
	金額	百分比(%)	金額	百分比(%)	増減額	増減率(%)	金額	百分比(%)
Ⅰ．売上高	99,079	100.0	84,961	100.0	14,118	16.6	92,618	100.0
Ⅱ．売上原価	50,117	50.6	44,291	52.1	5,826	13.2	45,539	49.2
売上総利益	48,961	49.4	40,669	47.9	8,292	20.4	47,079	50.8
Ⅲ．販売費及び一般管理費	20,836	21.0	15,930	18.7	4,906	30.8	19,838	21.4
営業利益	28,126	28.4	24,740	29.1	3,386	13.7	27,240	29.4
Ⅳ．営業外収益	1,351	1.4	2,757	3.2	△ 1,406	△ 51.0	638	0.7
1．受取利息	777		557		220		442	
2．為替差益	—		1,191		△ 1,191		—	
3．持分法による投資利益	—		645		△ 645		—	
4．その他	574		364		210		195	
Ⅴ．営業外費用	3,776	3.9	523	0.6	3,253	622.0	2,739	3.0
1．支払利息	2		4		△ 2		34	
2．売上割引	186		172		14		191	
3．為替差損	2,692		—		2,692		1,668	
4．持分法による投資損失	293		—		293		545	
5．その他	603		348		255		300	
経常利益	25,700	25.9	26,974	31.7	△ 1,274	△ 4.7	25,139	27.1
Ⅵ．特別利益	9,987	10.1	1,415	1.7	8,572	605.8	121	0.1
1．固定資産売却益	9,540		24		9,516		66	
2．その他	447		1,391		△ 944		55	
Ⅶ．特別損失	3,355	3.4	4,894	5.8	△ 1,539	△ 31.4	439	0.5
1．固定資産処分損	2,539		203		2,336		119	
2．環境整備費	729		3,538		△ 2,809		11	
3．減損損失	67		124		△ 57		14	
4．退職加算金	5		851		△ 846		94	
5．その他	14		178		△ 164		200	
税金等調整前四半期純利益	32,332	32.6	23,494	27.7	8,838	37.6	24,821	26.8
法人税、住民税及び事業税	11,015	11.1	7,713	9.1	3,302	42.8	2,332	2.5
法人税等調整額	△ 1,602	△ 1.6	△ 2,850	△ 3.4	1,248	△ 43.8	955	1.0
少数株主利益	22	0.0	37	0.0	△ 15	△ 40.5	33	0.0
四半期純利益	22,899	23.1	18,596	21.9	4,303	23.1	21,499	23.2
1株当たり四半期純利益	53.16 円		41.72 円		11.44 円		49.92 円	
潜在株式調整後 1株当たり四半期純利益	52.96 円		41.57 円		11.39 円		49.71 円	

（注）1．前第2四半期の1株当たり四半期純利益および潜在株式調整後1株当たり四半期純利益につきましては、平成17年11月15日付で実施した当社普通株式1株につき4株の割合による株式分割を反映して実績数値を遡及修正して表示しております。詳細につきましては、後述の注記をご参照ください。

2．在外連結子会社の経営成績の換算に関する事項

(1)当第2四半期の売上高・損益を、前第2四半期為替レートで換算した場合の金額とその差額

科目	当第2四半期レート換算	前第2四半期レート換算	差額
売上高	99,079 百万円	97,352 百万円	1,727 百万円
営業利益	28,126 百万円	26,501 百万円	1,625 百万円
経常利益	25,700 百万円	24,172 百万円	1,528 百万円
四半期純利益	22,899 百万円	21,577 百万円	1,322 百万円

(2)主要通貨の当四半期換算レートと前年同期比変動率

主要通貨		当第2四半期為替レート	前第2四半期為替レート	変動率	当第1四半期為替レート
USドル	US$	116.69 円	112.35 円	-3.9% (円安)	113.97 円
ユーロ	EURO	148.92 円	136.23 円	-9.3% (円安)	144.55 円
タイ・バーツ	BAHT	3.09 円	2.71 円	-14.0% (円安)	3.00 円

円換算基準：毎月末の東京外国為替市場の相場仲値単純平均　　（変動率が-の場合は円安）

3．四半期連結株主資本等変動計算書

当第2四半期（自　平成18年7月1日　至　平成18年9月30日）

（単位：百万円未満切捨）

	株主資本					
	資本金	資本剰余金	利益剰余金	自己株式	自己株式申込証拠金	株主資本合計
平成18年6月30日残高	6,264	15,898	274,708	△ 15,954	3	280,920
当四半期中の変動額						
剰余金の配当						
取締役賞与金						
四半期純利益			22,899			22,899
自己株式処分差損			△ 200			△ 200
自己株式の取得				△ 2		△ 2
自己株式の処分				436		436
在外連結子会社の会計基準変更に伴う変動額			290			290
その他					13	13
株主資本以外の項目の当四半期中の変動額（純額）						
当四半期中の変動額合計	－	－	22,988	433	13	23,433
平成18年9月30日残高	6,264	15,898	297,696	△ 15,521	16	304,353

	評価・換算差額等			少数株主持分	純資産合計
	その他有価証券評価差額金	為替換算調整勘定	評価・換算差額等合計		
平成18年6月30日残高	△ 30	6,966	6,935	878	288,734
当四半期中の変動額					
剰余金の配当					
取締役賞与金					
四半期純利益					22,899
自己株式処分差損					△ 200
自己株式の取得					△ 2
自己株式の処分					436
在外連結子会社の会計基準変更に伴う変動額					290
その他					13
株主資本以外の項目の当四半期中の変動額（純額）	23	9,692	9,716	807	10,523
当四半期中の変動額合計	23	9,692	9,716	807	33,956
平成18年9月30日残高	△ 7	16,658	16,651	1,685	322,690

（注）

1．発行済株式数に関する事項

株式の種類	当第1四半期末	当四半期中の増加	当四半期中の減少	当第2四半期末
普通株式	435,017,020	－	－	435,017,020

単位：株

2．自己株式数に関する事項

株式の種類	当第1四半期末	当四半期中の増加	当四半期中の減少	当第2四半期末
普通株式	4,313,419	633	117,695	4,196,357

単位：株

増加・減少の内訳（理由）は次のとおりであります。

単元未満株式の買取による増加　633 株

単元未満株式の買増請求による減少　95 株

ストックオプション行使による減少　117,600 株

４．四半期連結キャッシュ・フロー計算書

（単位：百万円未満切捨）

項目 ＼ 期別	当第２四半期 自平成18年7月 1日 至平成18年9月30日 金額	前第２四半期 自平成17年7月 1日 至平成17年9月30日 金額	増減 金額	当第１四半期 自平成18年4月 1日 至平成18年6月30日 金額
Ⅰ 営業活動によるキャッシュ・フロー				
税金等調整前四半期純利益	32,332	23,494	8,838	24,821
減価償却費	8,512	5,928	2,584	7,553
減損損失	67	124	△ 57	14
貸倒引当金の増加額又は減少額（△）	△ 14	90	△ 104	△ 326
賞与引当金の増加額又は減少額（△）	1,834	1,997	△ 163	△ 1,885
特別修繕引当金の増加額又は減少額（△）	△ 155	64	△ 219	197
受取利息及び受取配当金	△ 789	△ 558	△ 231	△ 448
支払利息	2	3	△ 1	34
為替差損又は為替差益（△）	3,256	△ 153	3,409	72
持分法による投資損失又は投資利益（△）	293	△ 645	938	545
固定資産売却益	△ 9,539	△ 23	△ 9,516	△ 66
固定資産処分損	2,538	202	2,336	119
投資有価証券評価損	7	－	7	－
取締役賞与の支払額	－	－	－	△ 64
その他	696	△ 2,183	2,879	84
売上債権の増加額（△）	△ 7,633	△ 1,844	△ 5,789	△ 3,875
たな卸資産の増加額（△）	△ 199	△ 612	413	△ 3,129
その他流動資産の減少額又は増加額（△）	2,848	△ 458	3,306	△ 1,455
仕入債務の増加額	292	1,461	△ 1,169	803
未払消費税等の増加額又は減少額（△）	△ 709	713	△ 1,422	420
その他流動負債の増加額又は減少額（△）	915	2,386	△ 1,471	728
小計	34,554	29,986	4,568	24,143
利息及び配当金の受取額	798	619	179	409
利息の支払額	△ 2	△ 2	0	△ 23
法人税等の支払額	△ 333	△ 801	468	△ 10,463
営業活動によるキャッシュ・フロー	35,017	29,802	5,215	14,065
Ⅱ 投資活動によるキャッシュ・フロー				
有形固定資産の取得による支出	△ 14,153	△ 8,335	△ 5,818	△ 13,509
有形固定資産の売却による収入	421	144	277	153
投資有価証券の取得による支出	△ 84	－	△ 84	△ 120
投資有価証券の売却による収入	－	－	－	30
貸付による支出	△ 10	－	△ 10	△ 0
貸付金の回収による収入	33	11	22	29
その他投資に関する支出	△ 998	△ 1,137	139	△ 872
その他投資に関する収入	49	23	26	373
営業譲渡による収入	－	1,400	△ 1,400	－
投資活動によるキャッシュ・フロー	△ 14,741	△ 7,892	△ 6,849	△ 14,825
Ⅲ 財務活動によるキャッシュ・フロー				
短期借入金の借入及び返済による収入及び支出（△）（純額）	△ 22,502	△ 207	△ 22,295	30,000
自己株式の取得による支出	△ 2	△ 12	10	△ 3
自己株式の売却による収入	250	309	△ 59	178
親会社による配当金の支払額	－	－	－	△ 12,920
少数株主への配当金の支払額	△ 2	△ 1	△ 1	－
財務活動によるキャッシュ・フロー	△ 22,256	88	△ 22,344	17,255
Ⅳ 現金及び現金同等物に係る換算差額	216	2,307	△ 2,091	379
Ⅴ 現金及び現金同等物の増加額	△ 1,764	24,305	△ 26,069	16,875
Ⅵ 現金及び現金同等物期首残高	100,449	106,998	△ 6,549	83,574
Ⅶ 現金及び現金同等物期末残高	98,685	131,304	△ 32,619	100,449

（注）

1．連結キャッシュ・フロー計算書の△は、現金及び現金同等物の流出を示しております。

2．現金及び現金同等物の期末残高と連結貸借対照表に記載されている科目の金額（単位：百万円未満切捨）

	当第2四半期 平成18年 9月30日現在	前第2四半期 平成17年 9月30日現在	当第1四半期 平成18年 6月30日現在
現金及び預金勘定	98,685	131,304	100,449
現金及び現金同等物	98,685	131,304	100,449

５．四半期財務情報の作成のための基本となる重要な事項

(1) 連結範囲及び持分法の適用に関する事項

・ 連結子会社数　６４社

主要会社名　（海外） HOYA HOLDINGS, INC.、HOYA HOLDINGS N.V.、
HOYA HOLDINGS ASIA PACIFIC PTE LTD, HOYA PHOTONICS, INC.
（国内） HOYA CANDEO OPTRONICS株式会社、HOYAﾍﾙｽｹｱ株式会社

・ 非連結子会社数　－社

・ 関連会社数　　４社（うち、持分法適用会社数　１社　＝　NHﾃｸﾉｸﾞﾗｽ株式会社）

(2) 会計処理の方法等の変更

①連結範囲及び持分法の適用の異動状況

イ．連結範囲　：

a.前第2四半期末（平成17年9月末）との比較＝４社増加

・新規設立により４社増加　・ HOYA HEALTHCARE (SHANGHAI) CO.,LTD.　(中国)
・ HOYA CANDEO OPTRONICS KOREA CO.,LTD. (韓国)
・ VISION MEMBRANE TECHNOLOGIES, INC.　(米国)
・ HOYA LENS INDIA PRIVATE LIMITED. (ｲﾝﾄﾞ)

・買収により２社増加　・ QSTREAMS NETWORKS, INC. (米国)
・ HOYA HILL OPTICS SA (PTY) LTD. (南ｱﾌﾘｶ)

・親会社への吸収合併により1社減少　・ HOYA ｱﾄﾞﾊﾞﾝｽﾄ ｾﾐｺﾝﾀﾞｸﾀ ﾃｸﾉﾛｼﾞｰｽﾞ(株)

・清算により１社減少　・ HOYA LENS MEXICO, SA.DE.CV. (ﾒｷｼｺ)

b.当第1四半期末（平成18年6月末）との比較＝１社増加

・新規設立により１社増加　・ HOYA LENS INDIA PRIVATE LIMITED. (ｲﾝﾄﾞ)

ロ．持分法適用会社　：

a.前第2四半期末（平成17年9月末）との比較

・該当事項はありません。

b.当第1四半期末（平成18年6月末）との比較

・該当事項はありません。

	当第２四半期 平成18年 9月30日現在	前第２四半期 平成17年 9月30日現在	増　減	当第１四半期 平成18年 6月30日現在
連結子会社数	64 (国内5、海外59)	60 (国内6、海外54)	+4 (国内-1、海外+5)	63 (国内5、海外58)
非連結子会社数	－ (国内-、海外-)	－ (国内-、海外-)	－ (国内-、海外-)	－ (国内-、海外-)
関連会社数	4 (国内4、海外-)	5 (国内5、海外-)	-1 (国内-1、海外-)	4 (国内4、海外-)
(うち持分法適用会社数)	(1) (国内1、海外-)	(1) (国内1、海外-)	(-) (国内-、海外-)	(1) (国内1、海外-)
合　計 (うち持分法適用会社数)	68社 (1社)	65社 (1社)	+3 (－)	67社 (1社)

②会計方針の変更

当第１四半期より、事業の種類別セグメント情報における事業区分を変更しております。

③会計基準の変更

会計基準の変更に伴い、当中間連結会計期間より、下記の指針を適用しております。

・ 「企業結合に係る会計基準」及び「事業分離等に関する会計基準」並びに「企業結合会計基準及び事業分離等会計基準に関する適用指針」を適用しております。

・ 「貸借対照表の純資産の部の表示に関する会計基準」及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」を適用しております。

・ 「役員賞与に関する会計基準」を適用しております。

[株式の分割に係る注記]

平成17年7月20日開催の取締役会の決議に基づき、平成17年11月15日付をもって当社普通株式1株につき4株の割合による株式の分割を行ないました。

1．株式分割前の当社発行済株式総数　112,349,005株

2．今回の分割により増加した株式数　337,047,015株

3．株式分割後の当社発行済株式総数　449,396,020株

なお、本資料中の連結財務諸表における前第２四半期の１株当たり情報は、当該株式分割が前期の期首において行なわれたと仮定して遡及修正を行なっております。参考として、遡及修正をする前の発表当時の実績数値との比較は以下のとおりであります：

（単位：円、少数第２位未満切捨）

科目	前第２四半期 自 平成17年7月 1日 至 平成17年9月30日	
	遡及修正をする前の発表当時の実績値	遡及修正後の数値（本資料中の数値）
1株当たり自己資本	2,738.40 円	684.60 円
1株当たり四半期純利益	166.88 円	41.72 円
潜在株式調整後1株当たり四半期純利益	166.28 円	41.57 円

[有価証券及びデリバティブ取引に係る注記]

1．時価のある有価証券

（単位：百万円未満切捨）

区分	当第２四半期（平成18年9月30日現在）			当第１四半期（平成18年6月30日現在）			前第２四半期（平成17年9月30日現在）		
(1)満期保有目的の債券	連結貸借対照表計上額	時価	差額	連結貸借対照表計上額	時価	差額	連結貸借対照表計上額	時価	差額
該当なし	－	－	－	－	－	－	－	－	－
(2)その他有価証券	取得原価	連結貸借対照表計上額	差額	取得原価	連結貸借対照表計上額	差額	取得原価	連結貸借対照表計上額	差額
①株式	1,692	1,685	△7	1,692	1,640	△52	159	327	167
②債券	－	－	－	－	－	－	－	－	－
国債・地方債等	－	－	－	－	－	－	－	－	－
社債	－	－	－	－	－	－	－	－	－
その他	－	－	－	－	－	－	－	－	－
③その他	－	－	－	－	－	－	364	317	△47
計	1,692	1,685	△7	1,692	1,640	△52	524	644	119

2．時価評価されていない主な有価証券（時価のある有価証券のうち満期保有目的の債券を除く）

（単位：百万円未満切捨）

区分	当第２四半期（平成18年9月30日現在）	当第１四半期（平成18年6月30日現在）	前第２四半期（平成17年9月30日現在）
(1)満期保有目的の債券	連結貸借対照表計上額	連結貸借対照表計上額	連結貸借対照表計上額
該当なし	－	－	－
(2)関連会社株式	連結貸借対照表計上額	連結貸借対照表計上額	連結貸借対照表計上額
①非上場株式	10,123	10,412	11,117
計	10,123	10,412	11,117
(3)その他有価証券	連結貸借対照表計上額	連結貸借対照表計上額	連結貸借対照表計上額
①非上場株式	882	791	261
②その他	264	273	414
計	1,146	1,064	676

3．デリバティブ取引の契約額、時価及び評価損益等（当第２四半期、当第１四半期）

(1) 取引の状況に関する事項

取引の内容及び利用目的等

当社グループは、為替相場の変動によるリスクを軽減するため、為替予約取引を行なっております。
なお、デリバティブ取引を利用してヘッジ会計を行なっております。

イ　ヘッジ会計の方法

繰延ヘッジ処理を採用しております。また、為替変動リスクのヘッジについて振当処理の要件を満たしている場合には振当処理を採用しております。

ロ　ヘッジ手段とヘッジ対象

ヘッジ手段･為替予約
ヘッジ対象･外貨建借入金

(2) 取引の時価等に関する事項

ヘッジ会計を適用しているもの以外のデリバティブ取引はありません。

[税効果会計に係る注記]

1． 繰延税金資産及び繰延税金負債の発生の主な原因別の内訳

（単位：百万円未満切捨）

(1) 流動の部	当第２四半期 平成18年 9月30日現在	当第１四半期 平成18年 6月30日現在	前第２四半期 平成17年 9月30日現在
繰延税金資産			
たな卸資産未実現利益	1,965	1,719	2,277
環境整備費否認額	1,701	1,459	1,753
賞与引当金否認額	1,544	834	1,564
工場閉鎖損失	404	404	－
未払事業税否認額	950	171	777
その他	1,298	872	1,589
繰延税金資産　合計	7,863	5,461	7,961

(2) 固定の部	当第２四半期 平成18年 9月30日現在	当第１四半期 平成18年 6月30日現在	前第２四半期 平成17年 9月30日現在
繰延税金資産			
減価償却損金算入限度超過額	1,738	1,866	2,005
減損損失否認額	619	606	748
貸倒引当金損金算入限度超過額	111	118	115
固定資産処分損否認額	518	－	－
その他	734	1,399	845
繰延税金資産　合計	3,723	3,990	3,715
繰延税金負債			
固定資産圧縮積立金	△ 332	△ 398	△ 423
特別償却準備金	△ 233	△ 250	△ 277
その他有価証券評価差額金	－	△ 21	△ 40
その他	△ 165	△ 165	△ 165
繰延税金負債　合計	△ 732	△ 836	△ 906
繰延税金資産の純額	2,991	3,154	2,808

2． 法定実効税率と税効果会計適用後の法人税等の負担率との差異の原因となった主な項目別の内訳

	当第２四半期 自平成18年7月1日 至平成18年9月30日	前第２四半期 自平成17年7月1日 至平成17年9月30日	当第１四半期 自平成18年4月1日 至平成18年6月30日
連結財務諸表提出会社の法定実効税率	40.4 %	40.4 %	40.4 %
（調　整）			
海外連結子会社の税率差異	△ 15.6	△ 19.1	△ 19.3
交際費等永久に損金に算入されない項目	0.4	0.2	0.3
住民税均等割等	0.1	0.1	0.1
受取配当金等永久に益金に算入されない項目	0.0	△ 0.3	△ 6.3
受取配当金等連結消去に伴う影響額	0.0	0.4	6.3
持分法による投資損益	0.4	△ 1.1	0.9
過年度法人税等戻入額	－	－	△ 5.7
試験研究費等の特別税額控除	△ 0.3	△ 0.5	△ 0.4
その他	3.7	0.5	△ 3.1
税効果会計適用後の法人税等の負担率	29.1	20.7	13.2

[退職給付に係る注記]

（単位：百万円未満切捨）

1. 当社グループの採用する退職給付制度
従来、退職一時金制度及び厚生年金基金制度を採用しておりましたが、平成15年3月期第3四半期において退職一時金制度を廃止しました。厚生年金基金につきましては、平成15年1月29日に厚生労働大臣より解散の認可を得て同日解散し、結了手続きを進めておりましたが、平成16年5月26日に厚生労働大臣より清算結了の承認を得ました。

2. 退職給付債務等の内容

(1) 退職給付債務及びその内訳
該当事項はありません。

(2) 退職給付費用の内訳

	当第２四半期 自平成18年7月1日 至平成18年9月30日	前第２四半期 自平成17年7月1日 至平成17年9月30日	当第１四半期 自平成18年4月1日 至平成18年6月30日
退職加算金	5	851	94
退職給付費用	5	851	94

(3) 退職給付債務等の計算基礎
記載すべき事項はありません。

[固定資産の減損に係る注記]

（単位：百万円未満切捨）

当社は、ビジネス・ユニットを基準として、資産のグループ化を行なっており、以下の資産グループについて減損処理をしております。

○ クリスタル部門における東京スタジオ（昭島工場内）等

場　所	用　途	種　類
東京都昭島市等	クリスタル製造設備等	機械装置等

クリスタル部門は、市場の低迷により個人需要・法人向けギフトともに落ち込みが大きいため、同部門に係る資産グループの帳簿価額を回収可能価額まで減額し、当該減少額を次のとおり減損損失として特別損失に計上しました。

	当第２四半期 自平成18年7月1日 至平成18年9月30日	前第２四半期 自平成17年7月1日 至平成17年9月30日	当第１四半期 自平成18年4月1日 至平成18年6月30日
機械装置他	67	124	14
計	67	124	14

なお、当資産グループの回収可能価額は使用価値により測定しており、将来キャッシュ・フローを5%で割り引いて算定しております。

（３）セグメント情報

１．事業の種類別セグメント情報

（単位：百万円未満切捨）

期別：当第２四半期：自 平成18年7月１日　至 平成18年9月30日	情報・通信		アイケア		その他	計	消去又は全社	連結
科目　　セグメント	ｴﾚｸﾄﾛｵﾌﾟﾃｨｸｽ	ﾎﾄﾆｸｽ	ﾋﾞｼﾞｮﾝｹｱ	ﾍﾙｽｹｱ				
１．売上高及び営業損益								
売上高								
(1)外部顧客に対する売上高	57,134	2,223	28,985	10,423	314	99,079	－	99,079
(2)ｾｸﾞﾒﾝﾄ間の内部売上高又は振替高	91	77	△ 0	△ 0	646	812	(812)	－
計	57,225	2,299	28,984	10,423	960	99,892	(812)	99,079
営業費用	35,449	2,176	23,731	7,996	1,137	70,488	464	70,954
営業利益	21,777	123	5,253	2,427	△ 176	29,404	(1,278)	28,126
営業利益率　(%)	38.1%	5.4%	18.1%	23.3%	-18.3%	29.4%	－	28.4%
２．資産、減価償却費及び資本的支出等								
資産	250,542	7,802	111,318	19,867	2,719	392,251	25,110	417,361
減価償却費	6,464	29	1,690	255	10	8,450	61	8,512
減損損失	－	－	－	－	67	67	－	67
資本的支出	12,287	39	3,718	429	75	16,548	477	17,025
研究開発費	2,773	278	429	317	15	3,814	－	3,814
従業員数（名）	19,281	204	7,388	815	225	27,913	61	27,974

期別：前第２四半期：自 平成17年7月1日　至 平成17年9月30日	情報・通信		アイケア		その他	計	消去又は全社	連結
科目　　セグメント	ｴﾚｸﾄﾛｵﾌﾟﾃｨｸｽ	ﾎﾄﾆｸｽ	ﾋﾞｼﾞｮﾝｹｱ	ﾍﾙｽｹｱ				
１．売上高及び営業損益								
売上高								
(1)外部顧客に対する売上高	46,784	2,512	25,607	9,079	978	84,961	－	84,961
(2)ｾｸﾞﾒﾝﾄ間の内部売上高又は振替高	534	59	△ 1	0	1,231	1,823	(1,823)	－
計	47,319	2,572	25,606	9,079	2,208	86,783	(1,823)	84,961
営業費用	29,208	2,441	20,593	6,831	2,192	61,265	(1,045)	60,220
営業利益	18,111	131	5,013	2,248	15	25,518	(779)	24,740
営業利益率　(%)	38.3%	5.1%	19.6%	24.8%	0.7%	29.4%	－	29.1%
２．資産、減価償却費及び資本的支出等								
資産	188,839	7,440	93,751	16,514	4,684	311,230	80,537	391,768
減価償却費	4,114	23	1,561	202	13	5,915	12	5,928
減損損失	－	－	－	－	124	124	－	124
資本的支出	9,951	13	1,839	157	135	12,097	27	12,124
研究開発費	2,362	260	568	266	8	3,467	－	3,467
従業員数（名）	14,708	192	6,750	699	383	22,732	52	22,784

＜参考＞　前年同期との増減比較は、次のとおりです：

増減	情報・通信		アイケア		その他	計	消去又は全社	連結
科目　　セグメント	ｴﾚｸﾄﾛｵﾌﾟﾃｨｸｽ	ﾎﾄﾆｸｽ	ﾋﾞｼﾞｮﾝｹｱ	ﾍﾙｽｹｱ				
売上高　増減額								
(1)外部顧客に対する売上高増減額	10,350	△ 289	3,378	1,344	△ 664	14,118	－	14,118
外部売上高の増減率　(%)	22.1%	-11.5%	13.2%	14.8%	-67.9%	16.6%	－	16.6%
(2)ｾｸﾞﾒﾝﾄ間売上高又は振替高増減額	△ 443	18	1	△ 0	△ 585	△ 1,011	1,011	－
計	9,906	△ 273	3,378	1,344	△ 1,248	13,109	1,011	14,118
営業費用増減額	6,241	△ 265	3,138	1,165	△ 1,055	9,223	1,509	10,734
営業損益額増減額	3,666	△ 8	240	179	△ 191	3,886	△ 499	3,386
営業損益の増減率　(%)	20.2%	-6.1%	4.8%	8.0%	－	15.2%	－	13.7%
営業利益率の増減（ﾎﾟｲﾝﾄ）	△ 0.2	0.3	△ 1.5	△ 1.5	△ 19.0	0.0	－	△ 0.7
資産　増減額	61,703	362	17,567	3,353	△ 1,965	81,021	△ 55,427	25,593
減価償却費　増減額	2,350	6	129	53	△ 3	2,535	49	2,584
減損損失　増減額	－	－	－	－	△ 57	△ 57	－	△ 57
資本的支出　増減額	2,336	26	1,879	272	△ 60	4,451	450	4,901
研究開発費　増減額	411	18	△ 139	51	7	347	－	347
従業員数（名）　増減数	4,573	12	638	116	△ 158	5,181	9	5,190

（注）

１．事業区分の方法及び各区分に属する主要製品及び役務の名称

(1) 当第１四半期より、事業区分並びに主要製品及び役務につき下記のように変更しております。従来個別事業として区分表記しておりましたクリスタル事業およびサービス事業は、機構改革により売上高および営業損益が減少し、区分開示の重要性が低下したため、「その他」として合わせて表示することといたしました。

分野	事業	主要製品及び役務
情報・通信	エレクトロオプティクス	半導体用ﾌｫﾄﾏｽｸ・ﾏｽｸﾌﾞﾗﾝｸｽ、液晶用ﾏｽｸ・液晶部品、HDD用ｶﾞﾗｽﾃﾞｨｽｸ、光学ﾚﾝｽﾞ・光学ｶﾞﾗｽ、電子用ｶﾞﾗｽ、光通信関連ﾃﾞﾊﾞｲｽ
	ホトニクス	各種ﾚｰｻﾞｰ機器、電子産業用光源、特殊光学ｶﾞﾗｽ
アイケア	ビジョンケア	ﾒｶﾞﾈ用ﾚﾝｽﾞ・ﾌﾚｰﾑ
	ヘルスケア	ｺﾝﾀｸﾄﾚﾝｽﾞ、眼内ﾚﾝｽﾞ
その他		ｸﾘｽﾀﾙｶﾞﾗｽ製品、情報ｼｽﾃﾑ構築、業務請負

※ なお、前期の事業の種類別セグメント情報につきましては、期間比較の観点から、当期と同様の事業区分により実績を計算しなおして記載しております。

(2) 前期までの事業区分並びに主要製品及び役務は次のとおりであります。

分野	事業	主要製品及び役務
情報・通信	エレクトロオプティクス	半導体用ﾌｫﾄﾏｽｸ・ﾏｽｸﾌﾞﾗﾝｸｽ、液晶用ﾏｽｸ・液晶部品、HDD用ｶﾞﾗｽﾃﾞｨｽｸ、光学ﾚﾝｽﾞ・光学ｶﾞﾗｽ、電子用ｶﾞﾗｽ、光通信関連ﾃﾞﾊﾞｲｽ
	ホトニクス	各種ﾚｰｻﾞｰ機器、電子産業用光源、特殊光学ｶﾞﾗｽ
アイケア	ビジョンケア	ﾒｶﾞﾈ用ﾚﾝｽﾞ・ﾌﾚｰﾑ、ﾚﾝｽﾞ加工機器
	ヘルスケア	ｺﾝﾀｸﾄﾚﾝｽﾞ、眼内ﾚﾝｽﾞ
その他	クリスタル	ｸﾘｽﾀﾙｶﾞﾗｽ製品
	サービス	情報ｼｽﾃﾑの構築、人材派遣、業務請負

※ 当社の事業区分の方法は、製品の種類・性質等の類似性を考慮して区分しております。

(3) 前期までの事業区分による前第２四半期の事業の種類別セグメント情報は次のとおりであります。

期別	前第２四半期：自 平成17年7月１日　至 平成17年9月30日								
	情報・通信		アイケア		その他		計	消去又は全社	連結
科目　セグメント	ｴﾚｸﾄﾛｵﾌﾟﾃｨｸｽ	ﾎﾄﾆｸｽ	ﾋﾞｼﾞｮﾝｹｱ	ﾍﾙｽｹｱ	ｸﾘｽﾀﾙ	ｻｰﾋﾞｽ			
１．売上高及び営業損益									
売上高									
(1)外部顧客に対する売上高	46,784	2,512	25,607	9,079	480	498	84,961	－	84,961
(2)ｾｸﾞﾒﾝﾄ間の内部売上高又は振替高	534	59	△ 1	0	15	1,216	1,823	(1,823)	－
計	47,319	2,572	25,606	9,079	494	1,714	86,783	(1,823)	84,961
営業費用	29,208	2,441	20,593	6,831	667	1,525	61,265	(1,045)	60,220
営業利益又は営業損失(△)	18,111	131	5,013	2,248	△ 173	188	25,518	(779)	24,740
営業利益率　(%)	38.3%	5.1%	19.6%	24.8%	-35.0%	11.0%	29.4%	－	29.1%
２．資産、減価償却費及び資本的支出等									
資産	188,839	7,440	93,751	16,514	1,382	3,302	311,230	80,537	391,768
減価償却費	4,114	23	1,561	202	－	13	5,915	12	5,928
減損損失	－	－	－	－	124	－	124	－	124
資本的支出	9,951	13	1,839	157	124	10	12,097	27	12,124
研究開発費	2,362	260	568	266	8	－	3,467	－	3,467
従業員数（名）	14,708	192	6,750	699	129	254	22,732	52	22,784

２．営業費用のうち消去又は全社の項目に含めた配賦不能営業費用の金額は、

当第２四半期　1,231 百万円、　前第２四半期　757 百万円

であり、その主なものは、本社部門並びに海外の地域本社に係る費用であります。

３．資産のうち消去又は全社の項目に含めた全社資産の金額は、

当第２四半期　19,253 百万円、　前第２四半期　82,641 百万円

であり、その主なものは、余資運用資金（現金及び預金）、長期投資資金（投資有価証券）及び本社部門並びに海外の地域本社に係る資産等であります。

２．所在地別セグメント情報

（単位：百万円未満切捨）

科目 ＼ 期別・セグメント	当第２四半期：自 平成18年7月１日 至 平成18年9月30日						
	日本	北米	欧州	アジア	計	消去又は全社	連結
１．売上高及び営業損益							
売上高							
(1)外部顧客に対する売上高	70,328	9,016	11,539	8,197	99,079	―	99,079
(2)ｾｸﾞﾒﾝﾄ間の内部売上高又は振替高	7,131	68	247	41,256	48,702	(48,702)	―
計	77,458	9,083	11,786	49,453	147,781	(48,702)	99,079
営業費用	66,882	9,073	10,664	34,141	120,759	(49,804)	70,954
営業利益	10,577	11	1,123	15,313	27,023	1,103	28,126
営業利益率 (%)	13.7%	0.1%	9.5%	31.0%	18.3%	―	28.4%
２．資産	176,164	13,331	91,006	193,604	474,106	(56,744)	417,361

科目 ＼ 期別・セグメント	前第２四半期：自 平成17年7月1日 至 平成17年9月30日						
	日本	北米	欧州	アジア	計	消去又は全社	連結
１．売上高及び営業損益							
売上高							
(1)外部顧客に対する売上高	62,359	8,770	9,174	4,657	84,961	―	84,961
(2)ｾｸﾞﾒﾝﾄ間の内部売上高又は振替高	5,773	35	130	28,102	34,040	(34,040)	―
計	68,131	8,806	9,305	32,759	119,000	(34,040)	84,961
営業費用	56,980	8,416	7,916	22,217	95,529	(35,309)	60,220
営業利益	11,151	389	1,389	10,542	23,471	1,268	24,740
営業利益率 (%)	16.4%	4.4%	14.9%	32.2%	19.7%	―	29.1%
２．資産	166,008	18,984	38,340	131,941	355,275	36,493	391,768

＜参考＞　前年同期との増減比較は、次のとおりです：

科目 ＼ セグメント	増減						
	日本	北米	欧州	アジア	計	消去又は全社	連結
売上高　増減額							
(1)外部顧客に対する売上高増減額	7,969	246	2,365	3,540	14,118	―	14,118
外部売上高増減率 (%)	12.8%	2.8%	25.8%	76.0%	16.6%	―	16.6%
(2)ｾｸﾞﾒﾝﾄ間売上高又は振替高増減額	1,358	33	117	13,154	14,662	△ 14,662	―
計	9,327	277	2,481	16,694	28,781	△ 14,662	14,118
営業費用増減額	9,902	657	2,748	11,924	25,230	△ 14,495	10,734
営業利益額増減額	△ 574	△ 378	△ 266	4,771	3,552	△ 165	3,386
営業利益額増減率 (%)	-5.1%	-97.2%	-19.2%	45.3%	15.1%	―	13.7%
資産　増減額	10,156	△ 5,653	52,666	61,663	118,831	△ 93,237	25,593

（注）１．国又は地域の区分の方法及び各区分に属する主な国又は地域

(1)国又は地域の区分の方法・・・・・・地理的近接度によっており、当社グループ事業所の所在地別の区分であります。

(2)各区分に属する主な国又は地域・・・北米：米国、カナダ等

欧州：オランダ、ドイツ、イギリス等（南アフリカを含む）

アジア：シンガポール、タイ、中国、韓国、台湾等（オーストラリアを含む）

２．営業費用のうち消去又は全社の項目に含めた配賦不能営業費用の金額は、

当第２四半期　1,132 百万円、　前第２四半期　682 百万円、

であり、その主なものは、本社部門に係る費用であります。

３．資産のうち消去又は全社の項目に含めた全社資産の金額は、

当第２四半期　16,955 百万円、　前第２四半期　80,021 百万円、

であり、その主なものは、余資運用資金（現金及び預金）、長期投資資金（投資有価証券）及び本社部門に係る資産等であります。

3．海外売上高

（単位：百万円未満切捨）

科目 ＼ 期別・セグメント	当第2四半期 自 平成18年7月1日 至 平成18年9月30日				
	北　米	欧　州	アジア	その他の地域	合　計
海外売上高	10,875	12,091	30,390	0	53,356
連結売上高					99,079
連結売上高に占める海外売上高の割合（%）	11.0%	12.2%	30.7%	0.0%	53.9%
海外売上高における地域別の割合（%）	20.4%	22.7%	56.9%	0.0%	100.0%

科目 ＼ 期別・セグメント	前第2四半期 自 平成17年7月1日 至 平成17年9月30日				
	北　米	欧　州	アジア	その他の地域	合　計
海外売上高	10,774	9,628	19,874	3	40,281
連結売上高					84,961
連結売上高に占める海外売上高の割合（%）	12.7%	11.3%	23.4%	0.0%	47.4%
海外売上高における地域別の割合（%）	26.8%	23.9%	49.3%	0.0%	100.0%

＜参考＞　前年同期との増減比較は、次のとおりです：

科目 ＼ セグメント	増　減				
	北　米	欧　州	アジア	その他の地域	合　計
海外売上高増減額	101	2,463	10,516	△ 3	13,075
連結売上高増減額					14,118
海外売上高増減率　（%）	0.9%	25.6%	52.9%	－	32.5%

（注）1．海外売上高は、当社および連結子会社の本邦以外の国又は地域における売上高であります。

2．国又は地域の区分の方法及び各区分に属する主な国又は地域

(1)国又は地域の区分の方法・・・・・・地理的近接度によっており、顧客の所在地別の区分であります。

(2)各区分に属する主な国又は地域・・・北米：米国、カナダ等
欧州：オランダ、ドイツ、イギリス等
（南アフリカを含む）
アジア：シンガポール、タイ、韓国、台湾等
（オーストラリアを含む）
その他の地域：サウジアラビア、ブラジル等

（４）販売の状況（四半期連結部門別売上高明細表）

（単位：百万円未満切捨）

期別 / 分野・事業別	当第２四半期 自平成18年7月1日 至平成18年9月30日		前第２四半期 自平成17年7月1日 至平成17年9月30日		増減		当第1四半期 自平成18年4月1日 至平成18年6月30日	
	金額	構成比％	金額	構成比％	金額	増減率％	金額	構成比％
国内	24,536	42.9	24,189	51.7	347	1.4	23,654	45.3
海外	32,597	57.1	22,595	48.3	10,002	44.3	28,585	54.7
ｴﾚｸﾄﾛｵﾌﾟﾃｨｸｽ	57,134	57.7	46,784	55.1	10,350	22.1	52,239	56.4
国内	1,416	63.7	1,286	51.2	130	10.1	1,416	59.0
海外	806	36.3	1,226	48.8	△ 420	△ 34.3	986	41.0
ホトニクス	2,223	2.2	2,512	2.9	△ 289	△ 11.5	2,402	2.6
国内	25,953	43.7	25,475	51.7	478	1.9	25,070	45.9
海外	33,404	56.3	23,822	48.3	9,582	40.2	29,571	54.1
情報・通信	59,357	59.9	49,297	58.0	10,060	20.4	54,641	59.0
国内	9,365	32.3	9,538	37.2	△ 173	△ 1.8	8,885	31.8
海外	19,620	67.7	16,069	62.8	3,551	22.1	19,040	68.2
ビジョンケア	28,985	29.3	25,607	30.1	3,378	13.2	27,926	30.2
国内	10,131	97.2	8,837	97.3	1,294	14.6	9,310	95.7
海外	292	2.8	242	2.7	50	20.7	422	4.3
ヘルスケア	10,423	10.5	9,079	10.7	1,344	14.8	9,733	10.5
国内	19,496	49.5	18,375	53.0	1,121	6.1	18,195	48.3
海外	19,912	50.5	16,311	47.0	3,601	22.1	19,463	51.7
アイケア	39,408	39.8	34,686	40.8	4,722	13.6	37,659	40.7
国内	274	87.3	830	84.9	△ 555	△ 67.0	280	88.6
海外	40	12.7	148	15.1	△ 108	△ 73.0	36	11.4
その他	314	0.3	978	1.2	△ 663	△ 67.9	317	0.3
国内	45,723	46.1	44,680	52.6	1,044	2.3	43,547	47.0
海外	53,356	53.9	40,281	47.4	13,075	32.5	49,071	53.0
合計	99,079	100.0	84,961	100.0	14,118	16.6	92,618	100.0

（注）
従来、個別事業として区分表記しておりましたクリスタル事業およびサービス事業は、機構改革により売上高および営業損益が減少し、区分開示の重要性が低下したため、当期より「その他」として合わせて表示することとしました。

［重要な後発事象］

当社は、平成18年10月19日開催の当社取締役会において、当社及び当社子会社の取締役、執行役及び従業員に対し、ストックオプションとして新株予約権を発行することを決議しております。
なお、当社取締役及び執行役に対しストックオプションとして発行する新株予約権につきましては、報酬委員会の審議に基づき、取締役会で決議しております。

平成18年10月19日

各　位

会社名　HOYA株式会社
代表者名　代表執行役CEO 鈴木 洋
(コード番号7741 東証第一部)
問合せ先　HRDセンター　河原 和夫
(TEL 03-3232-5629)

取締役および執行役に対するストック・オプション(新株予約権)の発行に関するお知らせ

当社は、平成18年10月19日開催の当社取締役会において、会社法第236条、第238条および第240条の規定に基づき、業績向上に対する意欲や士気を高めることを目的として、当社の取締役および執行役に対しストック・オプションとして発行する新株予約権の具体的な内容について、下記のとおり決定いたしましたのでお知らせいたします。

なお、取締役および執行役に対しストック・オプションとして発行する新株予約権につきましては、報酬委員会の審議に基づき、取締役会で決議しております。

記

1. 新株予約権の名称
   HOYA株式会社第6回新株予約権(取締役、執行役に対するストック・オプション)

2. 新株予約権の総数
   202個(新株予約権1個につき400株)

3. 新株予約権の目的たる株式の種類および数
   当社普通株式　80,800株

4. 新株予約権の払込金額(発行価額)
   無償とする

5. 新株予約権の割当日
   平成18年11月7日(火曜日)

6. 新株予約権の行使に際して出資される財産の価額およびその算定根拠
   新株予約権1個の行使に際して出資される財産の価額1,900,000円(出資金額)
   1株あたり4,750円
   1株あたりの出資金額は、東京証券取引所における当社株式普通取引の新株予約権の募集事項を定める取締役会決議日の前日(平成18年10月18日(水曜日))の終値4,750円といたしました。

   なお、株式の分割または株式併合を行なう場合は、次の算式により出資金額を調整し、調整による1円未満の端数は切り上げる。

   調整後出資金額＝調整前出資金額×(1÷(分割・併合の比率))

   その他当社が取締役会決議により定める一定の場合にも適宜調整される。

7. 新株予約権の行使により発行する株式の発行価額の総額
   383,800,000円

8. 新株予約権の権利行使期間
   平成19年10月1日から平成28年9月30日まで

平成18年10月19日

9. 新株予約権の割当対象者
当社取締役および執行役　　　　計8名

10. 新株予約権の行使条件
(1) 新株予約権の割当を受けた者は、権利行使時においても、当社の取締役執行役もしくは従業員または当社の関係会社の取締役もしくは従業員の地位にあることを要す。ただし、任期満了による退任、定年退職その他正当な理由のある場合にはこの限りでない。
(2) 新株予約権割当契約により、相続人、譲受人、質権の設定を受けた者その他の新株予約権者の承継人による新株予約権の行使は認められない。
(3) 新株予約権割当契約で、権利行使期間中の各年(1月1日から12月31日までの期間)における権利行使可能上限株式数または新株予約権の行使によって発行される株式の発行価額の合計額の上限を定めることができるものとする。
(4) その他権利行使の条件は、取締役会決議に基づき、新株予約権割当契約に定めるところによる。

11. 新株予約権の取得
(1) 当社が消滅会社となる合併契約、当社が分割会社となる分割契約もしくは分割計画、当社が完全子会社となる株式交換契約、または株式移転計画につき株主総会で承認(株主総会の承認が不要な場合には取締役会決議または代表執行役の決定)がなされたときは、当社は、新株予約権を無償で取得することができる。
(2) 本新株予約権は、新株予約権の割当を受けた者が、権利を行使する条件に該当しなくなった場合、対象者が新株予約権の全部または一部を放棄した場合は、当社はその新株予約権を無償で取得することができる。

12. 新株予約権の行使により株式を発行する場合における増加する資本金および資本準備金
新株予約権の行使により株式を発行する場合における1株あたりの増加する資本金は、新株予約権の行使に際して出資される1株あたりの金額に0.5を乗じた金額(計算の結果1円の端数を生じる場合はその端数を切り上げた額)とし、1 株あたりの増加する資本準備金は、新株予約権の行使に際して出資される1株あたりの金額から資本金に計上した額を減じた金額とする。ただし、新株予約権の行使に際して出資される1株あたりの金額の合計額は、会社計算規則第40条第1項に従い算出される資本金等増加限度額に相当する額とする。

13. 新株予約権の行使請求受付場所
当社HRDセンターまたはその業務を承継する部署

14. 新株予約権の行使時の払込取扱金融機関
株式会社三菱東京UFJ銀行　東京営業部

15. 新株予約権の譲渡制限
譲渡による新株予約権を取得するには当社取締役会の承認を要するものとする。

16. 新株予約権証券の発行
当社は、新株予約権者の請求がある場合に限り、新株予約権を表章する新株予約権証券を発行する。ただし、新株予約権割当契約で別に定める場合はこの限りではない。

以上

平成18年10月19日

各　位

会社名　　HOYA株式会社
代表者名　代表執行役CEO 鈴木 洋
(コード番号7741 東証第一部)
問合せ先 HRDセンター 河原 和夫
(TEL 03-3232-5629)

従業員及び子会社取締役等に対するストック・オプション(新株予約権)の発行に関するお知らせ

当社は、平成18年10月19日開催の当社取締役会において、会社法第236条、第238条および第239条の規定ならびに平成18年6月16日開催の第68期定時株主総会決議に基づき、業績向上に対する意欲や士気を高めるとともに、優秀な人材を確保することを目的として、当社の従業員ならびに当社子会社の取締役および従業員に対しストック・オプションとして発行する新株予約権の具体的な内容について、下記のとおり決定いたしましたのでお知らせいたします。

記

1. 新株予約権の名称
HOYA株式会社第6回新株予約権(従業員及び子会社取締役等に対するストック・オプション)

2. 新株予約権の総数
1,750個(新株予約権1個につき400株)

3. 新株予約権の目的たる株式の種類および数
当社普通株式　700,000株

4. 新株予約権の払込金額(発行価額)
無償とする

5. 新株予約権の割当日
平成18年11月7日(火曜日)

6. 新株予約権の行使に際して出資される財産の価額およびその算定根拠
新株予約権1個の行使に際して出資される財産の価額1, 900, 000円(出資金額)
1株あたり4, 750円
1 株あたりの出資金額は、東京証券取引所における当社株式普通取引の新株予約権の募集事項を定める取締役会決議日の前日(平成18年10月18日(水曜日))の終値4, 750円といたしました。

なお、株式の分割または株式併合を行なう場合は、次の算式により出資金額を調整し、調整による1円未満の端数は切り上げる。

調整後出資金額＝調整前出資金額×(1÷(分割・併合の比率))

その他当社が取締役会決議により定める一定の場合にも適宜調整される。

7. 新株予約権の行使により発行する株式の発行価額の総額
3, 325, 000, 000円

8. 新株予約権の権利行使期間
平成19年10月1日から平成28年9月30日まで

平成 18 年 10 月 19 日

9. 新株予約権の割当対象者

当社従業員ならびに当社子会社の取締役および従業員　計 173 名

10. 新株予約権の行使条件

(1)　新株予約権の割当を受けた者は、権利行使時においても、当社の従業員または当社の関係会社の取締役もしくは従業員の地位にあることを要す。ただし、任期満了による退任、定年退職その他正当な理由のある場合にはこの限りでない。

(2)　新株予約権割当契約により、相続人、譲受人、質権の設定を受けた者その他の新株予約権者の承継人による新株予約権の行使は認められない。

(3)　新株予約権割当契約で、権利行使期間中の各年(1 月 1 日から 12 月 31 日までの期間)における権利行使可能上限株式数または新株予約権の行使によって発行される株式の発行価額の合計額の上限を定めることができるものとする。

(4)　その他権利行使の条件は、新株予約権割当契約に定めるところによる。

11. 新株予約権の取得

(1)　当社が消滅会社となる合併契約、当社が分割会社となる分割契約もしくは分割計画、当社が完全子会社となる株式交換契約、または株式移転計画につき株主総会で承認(株主総会の承認が不要な場合には取締役会決議または代表執行役の決定)がなされたときは、当社は、新株予約権を無償で取得することができる。

(2)　本新株予約権は、新株予約権の割当を受けた者が、権利を行使する条件に該当しなくなった場合、対象者が新株予約権の全部または一部を放棄した場合は、当社はその新株予約権を無償で取得することができる。

12. 新株予約権の行使により株式を発行する場合における増加する資本金および資本準備金

新株予約権の行使により株式を発行する場合における 1 株あたりの増加する資本金は、新株予約権の行使に際して出資される 1 株あたりの金額に 0.5 を乗じた金額(計算の結果 1 円の端数を生じる場合はその端数を切り上げた額)とし、1 株あたりの増加する資本準備金は、新株予約権の行使に際して出資される 1 株あたりの金額から資本金に計上した額を減じた金額とする。ただし、新株予約権の行使に際して出資される 1 株あたりの金額の合計額は、会社計算規則第 40 条第 1 項に従い算出される資本金等増加限度額に相当する額とする。

13. 新株予約権の行使請求受付場所

当社 HRD センターまたはその業務を承継する部署

14. 新株予約権の行使時の払込取扱金融機関

株式会社三菱東京UFJ銀行　東京営業部

15. 新株予約権の譲渡制限

譲渡による新株予約権を取得するには当社取締役会の承認を要するものとする。

16. 新株予約権証券の発行

当社は、新株予約権者の請求がある場合に限り、新株予約権を表章する新株予約権証券を発行する。ただし、新株予約権割当契約で別に定める場合はこの限りではない。

(ご参考)

(1) 定時株主総会付議のための取締役会決議日　　平成 18 年4月 20 日

(2) 第 68 期定時株主総会決議日　　平成 18 年 6 月 16 日

以上